The registrant is submitting this draft Registration Statement confidentially as an “emerging growth company”

As submitted to the Securities and Exchange Commission confidentially on December 23, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

RETO ECO-SOLUTIONS, INC.

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	5032	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Beijing REIT Technology Development Co., Ltd. X-702, 60 Anli Road, Chaoyang District, Beijing People’s Republic of China 100101 (+86) 10-64820312	Vcorp Agent Services, Inc. 25 Robert Pitt Dr., Suite 204 Monsey, New York 10952 (888) 528-2677
(Address, including zip code, and telephone number, including area code, of principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bradley A. Haneberg, Esq.	Clayton E. Parker, Esq.
Matthew B. Chmiel, Esq. Haneberg Hurlbert PLC	Matthew L. Ogurick, Esq. Damien A. Grierson, Esq.
310 Granite Avenue, Richmond, VA 23226	K&L Gates LLP
Telephone: (804) 814-2209	200 South Biscayne Boulevard, Suite 3900 Miami, Florida 33131
Telephone: (305) 539-3300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Shares, $0.001 per share to be sold by Registrant	3,200,000	$5.50	$17,600,000
Total	3,200,000	$5.50	$17,600,000	$1,773(2)

(1)	This registration fee is based on an estimate of the proposed maximum offering price of the securities pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(2)	To be paid upon first non-confidential filing of registration statement with the Securities and Exchange Commission.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 23, 2016

3,200,000 Common Shares

RETO ECO-SOLUTIONS, INC.

This is the initial public offering of ReTo Eco-Solutions, Inc. We are offering 3,200,000 of our common shares, $0.001 per share. We expect the initial public offering price will be between $4.50 to $5.50 per common share. The offering is being offered on a best efforts, all-or-none basis and is not being firmly underwritten. The placement agent must sell all 3,200,000 common shares if any are sold. The placement agent is required to use only its best efforts to sell the securities offered. No public market currently exists for our common shares. We have applied for listing of our common shares on the NASDAQ Capital Market under the symbol “RETO”. We believe that upon the completion of the offering contemplated by this prospectus, we will meet the standards for listing on the NASDAQ Capital Market.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startup Act of 2012, and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common shares involves significant risks. See “Risk Factors” beginning on page 13 of this prospectus.

	Per Share	Total
Initial public offering price
Placement fee (1)
Proceeds to us, before expenses

(1)  See “Placement” for more information regarding placement agent compensation.

The offering will terminate upon the earlier of: (i) a date mutually acceptable to us and the placement agent after which the entire offering is sold and (ii) , 2017. Until the placement agent sells 3,200,000 common shares, all investor funds will be held in an escrow account at Signature Bank, New York, New York, which is serving as the escrow agent for this offering. If the placement agent does not sell 3,200,000 common shares by , 2017, all funds will be promptly returned to investors (within one business day) without interest or deduction. If this offering is completed, on the closing date, the net proceeds will be delivered to us and we will issue the common shares to investors in this offering.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

VIEWTRADE SECURITIES, INC.

Prospectus dated                  , 2017

Through and including                  , 2017 (25 days after the commencement of this offering), all dealers effecting transaction in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus and any free writing prospectus we may authorize to be delivered to you. We have not, and the placement agent has not, authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus and any related free writing prospectus. We and the placement agent take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is only accurate as of the date of this prospectus, regardless of the time of delivery of this prospectus and any sale of our common shares. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all of the information you should consider before buying common shares in this offering. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements, before deciding whether to invest in this offering.

Our Company

We are a manufacturer and distributor of eco-friendly construction materials (aggregates, bricks, pavers and tiles), made from mining waste (iron tailings) and fly-ash, as well as equipment used for the production of these eco-friendly construction materials. In addition, we provide consultation, design, project implementation and construction of urban ecological environments including those for the purpose of capturing, controlling and reusing rainwater, commonly called “sponge cities”. We also provide parts, engineering support, consulting, technical advice and service, and other project-related solutions for our manufacturing equipment and environmental protection projects.

We believe our products are eco-friendly as they contain approximately 70% of reclaimed fly-ash and iron tailings in place of traditional cement and aggregates. The use of reclaimed fly-ash and iron tailings assists in the protection of the environment by saving space in landfills and fly-ash ponds used for the disposal of these materials and assists in the remediation and reclamation of abandoned or closed mining sites. In addition, our eco-friendly construction materials consume less energy during manufacturing than other traditional building materials. We believe our eco-friendly construction materials, with their characteristics, including superior water permeability, and competitive prices, will be in greater demand than traditional materials as governments and others increase their focus on reducing the environmental impact of their activities.

Presently, our clients are located in mainland China, and internationally in Canada, the United States, Mongolia, Middle East, India, South Asia, North Africa and Brazil. We seek to establish long-term relationships with our clients by producing and delivering high-quality products and equipment and then providing technical support and consulting after equipment is delivered and projects are completed. We engage in marketing and sales through integrated marketing, services marketing and Internet marketing. We are actively pursuing additional markets for our products, equipment and projects, internationally in the Philippines, Laos, Morocco, Tunisia, Cuba, Kenya, Maldives, Argentina, Mexico and Malaysia and in additional provinces of China.

Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”) was founded in 1999 by our Chief Executive Officer, Hengfang Li. Mr. Li has approximately 17 years of experience in the construction materials and construction materials manufacturing equipment industries. Our principal office is located in Beijing, China. As of June 30, 2016 we employed 223 people on a full-time basis, comprised of 27 employees in management, 15 employees in sales and marketing, 28 employees in research and development, 99 employees in manufacturing and installation and 54 employees in administration.

We are able to provide a full spectrum of products and services, from producing eco-friendly construction materials and manufacturing equipment used to produce construction materials, to project consulting, design and installation. We utilize our research and development efforts to differentiate us from our competitors. For example, we released our first fully automatic block production line in 1999, and have made advances in our technology, such as intelligent automatic systems, which allows us to access our customers’ equipment remotely to troubleshoot problems. Some of our competitors do not have automatic production lines.

Industry and Market Background

Construction Market and Opportunity

The global construction market is expected to be worth $10.3 trillion in 2020 compared to $7.4 trillion in 2010. Further, the global construction industry’s pace of expansion increased from an annual average of 2.7% a year from 2011-2013 to 3.8% in 2015. An average annual increase of 3.9% growth over 2016-2020 is expected.

The construction industries in emerging markets are expected to grow at faster rates than advanced economies. From 2016-2020, the construction industries in advanced economies are expected to grow at 2.2% per year while emerging markets are expected to record a 5.3% annual expansion rate during the same period. While China’s construction industry is only expected to grow around 2% in 2016, Asia-Pacific’s share of the global construction industry, which includes China, is expected to continue to rise, reaching close to 49% in 2020, up from 40% in 2010.

Sponge Cities

Despite the recent slowing of the growth of China’s construction industry, we believe there is a significant market opportunity to expand our business due to, among other things, China’s recent environmental initiatives.

In 2013 more than 230 cities in China were affected by flooding. To help combat this problem with a quicker, less expensive and less disruptive solution, Chinese scientists and politicians have proposed an increased use of “sponge cities” or features of sponge cities. A sponge city is an urban environment where rain is captured, controlled and reused, rather than funneling water away. In China, a “sponge city” refers to the “sustainable concept of city including flood control and water conservation,” according to the Opinions of the General Office of the State Council. The recycled water can be used for such purposes as refilling aquifers and for irrigation.

In March 2016, China announced its 13th Five Year Plan (2016-2020), which, among other matters, attempts to plug gaps in China’s drinking water safety laws, including those relating to water protection and water conservation. The 13th Five Year Plan highlighted water conservation as its first priority in the nation’s infrastructure network. It emphasized water resource management, water ecology remediation and environmental water protection.

To implement portions of the 13th Five Year Plan (2016-2020), China’s Ministry of Housing and Urban Rural Development (MOHURD), and the Ministries of Finance and Water released the ‘Construction Guideline for Sponge City’ at the end of 2014. The program is partially funded by the Ministry of Finance. The initiative aims to maximize water retainment and minimize the effects of drought and flooding. It will utilize buildings, roads, green spaces and other ecosystems to absorb rainwater, increase reservoir permeability and control storm water run-off to be reused in urban settings.

We have worked on several notable sponge city projects. Among them, we acted as one of the general contractors for the construction of a sponge-city project in Changjiang County, Hainan Province that was constructed using our eco-friendly construction materials. In addition, we acted as a consultant for the construction of another sponge-city project in Haikou City, Hainan Province. We believe that we will continue to be involved in sponge city construction and that the demand for sponge city construction will continue to be strong. As of 2015, the Chinese government had chosen 16 cities across the country, to become pilot sponge cities. The government is expected to, over the next three years, allocate each sponge city between 400 to 600 million RMB (approximately $85 million to $128 million) in government sponsored funds to construct ponds, filtration pools and wetlands, as well as to build permeable roads and public spaces that enable stormwater to soak into the ground. As such, we expect that sponge city construction will drive the demand for our eco-friendly construction materials and our equipment that is used to manufacture these materials.

Products and Projects

Eco-Friendly Construction Materials

We produce eco-friendly construction materials (aggregates, bricks, pavers and tiles) through our subsidiary, REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd. (“REIT Changjiang”), which operates our plant in Changjiang County, Hainan Province. We refer to our construction materials as eco-friendly because we produce them from reclaimed fly-ash and iron mine tailings. Traditional bricks in China consist primarily of clay, which is mixed with water and silt, pressed into a mold for shaping, then fired in a kiln, or furnace. We use reclaimed fly-ash and iron tailings primarily as a substitute for clay. Through vibration technology, with these raw materials inputted, the finished products can come out with different shape and types. Since the whole production is cured without fire, this process has the benefits of less space required for production and less pollution generated to the environment.

Samples of our eco-friendly construction materials include the following:

Ground works materials. Essential materials for sponge cities to assist in water absorption, flood control and water retention. These construction materials can be used for urban roads, pedestrian streets and sidewalks, city squares, landmarks, parking lots, and docks.

Landscape retaining materials. These construction materials are mainly used for gardens, roads, bridges, city squares, retaining walls and slope construction.

Hydraulic engineering materials.. Construction material for sponge city construction, they can be used for hydraulic ecological projects such as slope protection and river transformation.

Wall materials. These construction materials are used for insulation, decoration, and for building walls.

Eco-friendly Construction Materials Manufacturing Equipment

We produce manufacturing equipment used to create eco-friendly construction materials. We have sold equipment to customers in China, South Asia, North America, the Middle East and North Africa. The equipment consists of large-scale fully automated production equipment with hydraulic integration. The equipment can be used to produce various types of eco-friendly construction materials that can be used for a variety of projects such as ground works, hydraulic engineering, landscape retention and wall projects.

Projects

Beginning in 2014, we entered the field of urban ecological construction (sponge city construction), including consulting, design and construction. We act as general contractor for the construction of sponge-city projects and are responsible for the planning, construction and design of such projects. We subcontract with architects and subcontractors in order to complete the projects. We also act as a consultant for sponge city construction.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and contribute to our ongoing success.

Eco-friendly products. Unlike many of our competitors, who still use traditional materials, we use reclaimed fly-ash and iron tailings in our construction materials production. In doing so, we help reduce environmental waste.

Effective operational management. We have fully trained, experienced and skilled employees that are working in concert to ensure the quality of our construction materials and manufacturing equipment. Our management team, led by our Chief Executive Officer, Mr. Hengfang Li, has extensive industry experience and a demonstrated ability to efficiently manage costs, adapt to changing market conditions, and develop new products.

Focus on research and development. We are committed to researching and developing new construction materials, and to the design and manufacturing of the equipment used to produce these materials. In addition, we were recognized as a National High-Tech Enterprise in 2011, which was issued by four authorized departments (Beijing Municipal Bureau of Finance, State Tax Bureau of Beijing, Beijing Municipal Bureau of Local Tax and Beijing Municipal Committee of Science and Technology). In order to obtain a High-Tech Enterprise certification, companies are required to own the proprietary IP rights of the core technology used in their products and services in China.

Production Advantages. Our construction materials manufacturing plant is located in close proximity to raw material sources that are used in the manufacturing process. Accordingly, we have an abundant supply of raw materials and believe the cost of these raw materials is lower than the costs for the same materials paid by our competitors.

We provide a full range of eco-friendly project solutions and are not limited to the manufacture of eco-friendly construction materials or manufacturing equipment. We provide consulting, design and implementation services relating to sponge-city projects for customers, in addition to manufacturing eco-friendly construction materials and equipment. This one-stop solution allows us to capture revenue from all stages of sponge-city projects. In addition, the ability to provide total solutions allows us to service a broader group of customers, including municipalities and local governments, because we are able to construct sponge-city projects.

Experienced Management Team and Personnel with a Demonstrated Track Record. Our management team, led by our Chief Executive Officer Hengfang Li, has extensive industry experience and a demonstrated track record of managing costs, adapting to changing market conditions, and developing new products.

Our Strategies

      Our objective is to become the leading provider of eco-friendly construction materials and equipment. To achieve this goal, we are pursuing the following strategies:

●	seizing the opportunity presented by China’s current environmental initiatives through construction and consulting of sponge-city projects;

●	expanding our remediation projects in mining regions;

●	continue to develop new construction materials and manufacturing equipment;

●	broadening our business network internationally; and

●	pursue strategic partnerships with domestic and overseas partners.

Our Challenges and Risks

We recommend that you consider carefully the risks discussed below and under the heading “Risk Factors” beginning on page 13 of this prospectus before purchasing our common shares. If any of these risks occur, our business, prospects, financial condition, liquidity, results of operations and ability to make distributions to our shareholders could be materially and adversely affected. In that case, the trading price of our common shares could decline and you could lose some or all of your investment. These risks include, among others, the following:

●	our ability to compete in a competitive environment;

●	the sale of our eco-friendly construction materials are subject to geographic market risks;

●	our ability to adapt to create new eco-friendly construction materials and manufacturing equipment;

●	we may be exposed to intellectual property infringement and other claims by third parties;

●	our ability to maintain an effective system of internal control over financial reporting;

●	our ability to produce innovative products and technologies;

●	negative publicity surrounding U.S.-listed Chinese companies may unfairly harm our reputation and adversely affect our ability to access capital markets to grow our business; and

●	the regulatory and legal system in China is complex and developing, and future regulations may impose additional requirements on our business.

Foreign Private Issuer Status

We are incorporated in the British Virgin Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

Corporate Information

On August 7, 2015, RETO Eco-Solutions, Inc. (“ReTo Eco-Solutions”) was incorporated in the British Virgin Islands. On the same day, the company issued 10,000 common shares at $0.001 per share to its incorporator with cash proceeds of $10.

Ownership and Purpose

ReTo Eco-Solutions, Inc. – ReTo Eco-Solutions is our British Virgin Islands holding company.

REIT Holdings (China) Limited (“REIT Holdings”) – REIT Holdings is our wholly-owned Hong Kong subsidiary.

Beijing REIT – Beijing REIT is an operating company in China and a wholly- owned subsidiary of REIT Holdings. Its business scope includes research and development and solutions for solid waste (construction waste, fly-ash and mining waste) disposal and reuse.

REIT Technology Development (America), Inc. (“REIT US”) – REIT US is a company incorporated in the United States and a wholly-owned subsidiary of Beijing REIT. Its business scope includes customer relationship management with the Company’s North American customers, marketing in North America and maintaining relationships with our partners, such as Louisiana Tech University.

Beijing REIT Eco-friendly Technology Co., Ltd. (“REIT Municipal”) – REIT Municipal is an operating company in China and a wholly-owned subsidiary of Beijing REIT. Its business scope includes the development and construction of municipal eco-friendly sponge city projects.

Gu-an REIT Machinery Manufacturing Co., Ltd. (“Gu’an REIT”) – Gu’an REIT is an operating company in China and a wholly owned subsidiary of Beijing REIT. Its business scope includes the development, manufacture and distribution of specialized equipment to manufacture construction materials.

Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd. (“Ruirong”) – Ruirong is an operating company in China and a wholly-owned subsidiary of Beijing REIT. Its business scope includes manufacturing assembly parts used in specialized equipment to manufacture construction materials.

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd. (“REIT Changjiang”) – REIT Changjiang is an operating company in China and a subsidiary of Beijing REIT that is owned 84.32% by Beijing REIT and 15.68% by Venture Business International Limited (“VBI”), a British Virgin Islands company. Its business scope includes hauling and processing construction and mining waste, with which it produces eco-friendly building products (aggregates, bricks, pavers and tiles) for environmental-friendly uses.

Nanjing Dingxuan Environment Protection Technology Development Co., Ltd. (“Dingxuan”) – Dingxuan is an operating company in China and a wholly owned-subsidiary of Beijing REIT. Its business scope includes technical support and consulting services for environmental protection projects.

Hainan REIT Construction Project Co., Ltd. (“REIT Construction”) – REIT Construction is an operating company in China and wholly owned subsidiary of REIT Changjiang. Its business scope includes the development and construction of municipal eco-friendly sponge city projects.

REIT Xinyi New Material Co., Ltd. (“REIT Xinyi”) – REIT Xinyi is an operating company in China and a 70% owned subsidiary of Beijing REIT. Its business scope will include the manufacture of specialized equipment to produce recycled building products (aggregates, bricks, pavers and tiles) for eco-friendly building.

REIT Q GREEN Machines Private Limited (“REIT India”) – REIT India is an operating company in India and a 51% owned subsidiary of Beijing REIT. We expect to expand our business in the Indian market through this joint venture with Q Green Techcon Private Limited, an Indian company (“Q GREEN”). Its business scope will include the manufacture of specialized equipment to produce recycled building products (aggregates, bricks, pavers and tiles) for eco-friendly building.

Corporate Organizational Chart

Corporate History

Beijing REIT was established on May 12, 1999 under the laws of China with registered capital of RMB 24 million (approximately $3.5 million) and additional paid-in capital of RMB 100 million (approximately $15.4 million) contributed by four individual shareholders. Since its formation in 1999, Beijing REIT has established several other wholly-owned subsidiaries:

●	Gu’an REIT incorporated on May 12, 2008;

●	REIT Municipal incorporated on April 24, 2014;

●	Ruirong incorporated on May 12, 2014;

●	Dingxuan incorporated on October 17, 2014; and

●	REIT US incorporated on February 27, 2014.

REIT Changjiang was incorporated in Hainan Province, China, on November 22, 2011 with the original registered capital of RMB 100 million (approximately $16 million). Its original shareholders were Hainan Wenchang Mingsheng Investment Co., Ltd. (“Hainan Wenchang”), which owned 40% and Zhongrong Huanneng Investment (Beijing) Co., Ltd. (“Zhongrong”), which owned 60%. On July 16, 2013, as result of a capital transfer, Zhongrong increased its equity ownership to 79.5% and Hainan Wenchang’s equity ownership was decreased to 20.5%. Zhongrong was owned by the same four individual shareholders of Beijing REIT.

On February 2, 2015, Hainan Wenchang transfered its 20.5% equity ownership to the same four individual shareholders of Beijing REIT. On April 20, 2015, Beijing REIT and Zhongrong signed a joint venture agreement with VBI, to turn REIT Changjiang into a joint venture business. In connection with this joint venture agreement, on June 18, 2015, VBI contributed an additional RMB 18.6 million (approximately $2.8 million) to increase the registered capital of REIT Changjiang from RMB 100 million to RMB 118.6 million. On January 10, 2016, Zhongrong signed an equity transfer agreement with Beijing REIT, pursuant to which the shareholders of Zhongrong agreed to transfer all of its equity interests in REIT Changjiang to Beijing REIT. As a result of the above reorganizations, Beijing REIT now holds an 84.32% equity interest in REIT Changjiang and VBI holds the remaining 15.68% interest. Zhongrong and Beijing REIT are considered under common control since they are owned by the same four individual shareholders. The above-mentioned transactions were considered as a reorganization.

On June 1, 2015, REIT Construction was incorporated as a wholly-owned subsidiary of REIT Changjiang.

On July 15, 2015, Beijing REIT established a new subsidiary, REIT Xinyi. Beijing REIT owns a 70% equity interest in REIT Xinyi, and the remaining 30% is owned by a minority shareholder. In February 2016, Beijing REIT established a joint venture, REIT India, together with an Indian company Q Green. The total registered capital of REIT India is $100,000, and Beijing REIT owns a 51% interest.

On January 31, 2016, Beijing REIT and its individual shareholders entered into four separate equity transfer agreements, pursuant to which the individual shareholders agreed to transfer all of their ownership interests in Beijing REIT to REIT Holdings for aggregate consideration of approximately $3.65 million. After this equity transfer, Beijing REIT became a Wholly Foreign-Owned Enterprise (“WFOE”).

On August 7, 2015, ReTo Eco-Solutions issued 10,000 common shares at $0.001 per share to its incorporator with cash proceeds of $10. Further, on August 2, 2016, a total of 17,830,000 common shares were issued at $0.25 per share, to nineteen individuals and fifteen companies with total cash proceeds of $4,457,500. On September 30, 2016 Liu Kejia, Tech Sources International Enterprises Limited, Hengfang Li, ReTo Eco-Solutions and REIT Changjiang entered into a Convertible Debt Investment Agreement. Pursuant to the Convertible Debt Investment Agreement a loan from Liu Kejia in the amount of RMB 21,240,000 (approximately $3,273,000) was converted into 800,000 common shares of ReTo Eco-Solutions. The shares were issued to satisfy a loan, which was used to improve REIT Chanjiang’s construction materials manufacturing plant. Further, in December 2016 ReTo Eco-Solutions sold Good Venture Industrial Limited 900,000 common shares for RMB 23,400,000 (approximately $3,600,000).

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not made a decision whether to take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our common shares less attractive as a result. The result may be a less active trading market for our common shares and the price of our common shares may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 (the “Securities Act”) for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We will remain an “emerging growth company” until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed US$1 billion, (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”), which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

The Offering

Common shares offered by us:	3,200,000

Common shares outstanding immediately prior to this offering:	19,540,000(1)

Common shares outstanding immediately after this offering:	22,740,000(1)

Offering price per common share:	$ per share

Use of proceeds:

We expect to receive net proceeds of approximately $13.7 million this offering, after deducting the placement fee and estimated offering expenses payable by us. The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business.

We intend to use the net proceeds of this offering as follows after we complete the remittance process:

●     approximately $6.0 million for working capital of Beijing REIT and REIT Changjiang for the purchase of raw materials, marketing and research and development;

●     We may use approximately $4.3 million for acquisitions of complementary businesses, technologies or other assets. However, we have no current understandings, agreements or commitments for any specific material acquisitions at this time;

●     approximately $2.9 million for the new plant construction for REIT Xinyi;

●     approximately $500,000 in escrow for indemnity claims of the placement agent, which sum could be returned to us after two years from the date of this offering; and

●     the balance for additional working capital.

See “Use of Proceeds”

Risk factors:	Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in our common shares.

Proposed NASDAQ Capital Market symbol: ____________________	“RETO”

1 Includes the 19,530,000 common shares issued subsequent to June 30, 2016 as part of our reorganization.

Placement:	We have engaged ViewTrade Securities, Inc. (the “Placement Agent”) to conduct this offering on a “best efforts, all-or-none” basis. The offering is being made without a firm commitment by the Placement Agent. The offering will terminate upon the earlier of: (i) a date mutually acceptable to us and the Placement Agent after the entire offering is sold or (ii) [●], 2017. Until all 3,200,000 common shares are sold, all investor funds will be held in an escrow account at Signature Bank, New York, New York, which is serving as the escrow agent for this offering. If we do not sell 3,200,000 common shares by [●], 2017, all funds will be promptly returned to investors (within one business day) without interest or deduction.

Prospectus Conventions

Except where the context otherwise requires, “we”, “us”, “company”, “Company”, “our” and “ReTo” collectively refer to:

●	ReTo Eco-Solutions, Inc., a British Virgin Islands holding company (“ReTo Eco-Solutions”);

●	REIT Holdings (China) Limited, a Hong Kong limited company (“REIT Holdings”), and a wholly-owned subsidiary of ReTo Eco-Solutions;

●	Beijing REIT Technology Development Co., Ltd., a China limited company (“Beijing REIT”) and a wholly-owned subsidiary of REIT Holdings;

●	Gu’an REIT Machinery Manufacturing Co., Ltd., a China limited company (“Gu’an REIT”) and a wholly-owned subsidiary of Beijing REIT;

●	Beijing REIT Eco-friendly Technology Co., Ltd., a China limited (“REIT Municipal”) and a wholly-owned subsidiary of Beijing REIT;

●	Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd., a China limited company (“Ruirong”) and a wholly-owned subsidiary of Beijing REIT;

●	Nanjing Dingxuan Environment Protection Technology Development Co., Ltd., a China limited company (“Dingxuan”) and a wholly-owned subsidiary of Beijing REIT;

●	REIT Technology Development (America), Inc., a California corporation (“REIT US”) and a wholly-owned subsidiary of Beijing REIT;

●	REIT MingSheng Environment Protection Construction Materials (“REIT Changjiang”) Co., Ltd., a China limited company (“REIT Changjiang”) and a 84.32% owned subsidiary of Beijing REIT;

●	Hainan REIT Construction Project Co., Ltd., a China limited company (“REIT Construction”) and a wholly-owned subsidiary of REIT Changjiang; and

●	REIT Xinyi New Material Co., Ltd, a China limited company (“REIT Xinyi”) and a 70% owned subsidiary of Beijing REIT;

●	REIT Q GREEN Machines Private Limited, an India limited company (“REIT India”) and a 51% owned subsidiary of Beijing REIT.

●	China Operating Companies or China Operating Company refer to, collectively or individually, as the case may be, to Beijing REIT, Gu’an REIT, REIT Municipal, Ruirong, Dingxuan, REIT Changjiang, REIT Construction and REIT Xinyi.

All references to “RMB,” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. Dollars” are to the legal currency of the United States.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader unless otherwise noted, all translations made in this prospectus are based on a rate of RMB 6.4917 to $1.00, which was the exchange rate on December 31, 2015. Unless otherwise stated, we have translated balance sheet amounts with the exception of equity at December 31, 2015 at RMB 6.4917 to $1.00 as compared to RMB 6.1484 to $1.00 at December 31, 2014. We have stated equity accounts at their historical rate. The average translation rates applied to income statement accounts for the year ended December 31, 2015 and the year ended December 31, 2014 were RMB 6.2288 and RMB 6.1458, respectively. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. On [●], 2016, the Forex exchange rate was RMB [●] to $1.00. See “Risk Factors – Fluctuation of the Renminbi could materially affect our financial condition and results of operations” for discussions of the effects of fluctuating exchange rates on the value of our common shares. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

For the sake of clarity, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chief Executive Officer will be presented as “Hengfang Li,” even though, in Chinese, his name would be presented as “Li Hengfang.”

We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth, which have not been independently verified by us, the placement agent or any of their respective affiliates or advisers. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable.

Summary Consolidated Financial Information

In the tables below, we provide you with summary consolidated financial data of our Company. This information is derived from our audited consolidated financial statements for the years ended December 31, 2015 and 2014 and from our unaudited condensed consolidated financial statements for the six months ended June 30, 2016 and 2015, included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical summary consolidated financial data, it is important that you read it along with the historical statements and notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Years Ended December 31,
Consolidated Statements of Income and Comprehensive Income Data:	2015	2014
Revenues	$17,384,373	$13,764,476
Cost of goods sold	9,265,313	8,002,649
Gross profit	8,119,060	5,761,827
Total operating expenses	4,528,236	4,260,041
Income from operations	3,590,824	1,501,786
Other income (expense)
Interest expense	(1,032,329)	(1,070,809)
Other income	92,880	445,169
Total other expense, net	(939,449)	(625,640)
Income before income taxes	2,651,375	876,146
Provision for income taxes	295,760	207,996
Net income	2,355,615	668,150
Less: net income attributable to non-controlling interest	41,270	17,762
Net income attributable to RETO Eco-Solutions, Inc.	2,314,345	650,388
Other comprehensive loss:
Foreign currency translation loss	(1,014,702)	(85,602)
Comprehensive income	1,340,913	582,548
Less: comprehensive income (loss) attributable to non-controlling interest	(78,082)	214
Comprehensive income attributable to RETO Eco-Solutions, Inc.	1,418,995	582,334
Earnings per share – basic and diluted	231.43	65.04
Weighted average number of shares - basic and diluted	10,000	10,000

	For the Six Months Ended June 30
Consolidated Statements of Income and Comprehensive Income Data:	2016	2015
Revenues	$13,497,300	$8,230,558
Cost of goods sold	7,123,721	4,825,321
Gross profit	6,373,579	3,405,237
Operating expenses	2,255,133	2,248,586
Income from operations	4,118,446	1,156,651
Other income (expense)
Interest expense	(727,980)	(807,290)
Other income	38,393	70,738
Total other expenses, net	(689,587)	(736,552)
Income before income taxes	3,428,859	420,099
Provision for income taxes	835,106	65,497
Net income	2,593,753	354,602
Less: net income attributable to non-controlling interest	291,648	12,524
Net income attributable to RETO Eco-Solutions Inc.	2,302,105	342,078
Other comprehensive loss:
Foreign currency translation loss	(470,554)	(36,109)
Comprehensive income	2,123,199	318,493
Less: comprehensive income attributable to non-controlling interest	217,851	10,637
Comprehensive income attributable to RETO Eco-Solutions, Inc.	1,905,348	307,856
Earnings per share – basic and fully diluted	230.21	34.21
Weighted average number of shares	10,000	10,000

	As of June 30, 2016
Consolidated Balance Sheet Data:	Actual	Pro Forma
Cash and cash equivalents	$572,445	$14,252,445
Total current assets	13,474,990	27,154,990
Total non-current assets	39,462,807	39,462,807
Total assets	52,937,797	66,617,797
Total liabilities	31,724,892	31,724,892
Total stockholders’ equity	21,212,905	34,892,905
Total liabilities and stockholders’ equity	52,937,797	63,617,797

The pro forma column in the consolidated balance sheet data table above reflects the sale of 3,200,000 common shares in this offering at an assumed initial public offering price of $5.00 per share, assuming an initial public offering price of $5.00 per share, the midpoint of the initial public offering price range reflected on the cover page of this prospectus, after deducting the placement fee, non-accountable expense allowance and estimated offering expenses payable by us.

RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment. You should not invest in this offering unless you can afford to lose your entire investment.

Risks Related to Our Business

Wage increases in China may prevent us from sustaining our competitive advantage and could reduce our profit margins.

Labor costs in China have increased with China’s economic development. Rising inflation in China is also putting pressure on wages. Wage costs for our employees form a significant part of our costs. For instance, in 2015 and 2014, our compensation and benefit costs for our employees were $1.31 million and $1.28 million, respectively. These amounts accounted for 7.6% of our 2015 total revenues and 9.3% of our 2014 total revenues. In addition, we are required by Chinese laws and regulations to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated governmental agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase, particularly as we seek to expand our operations. In addition, the future issuance of equity-based compensation to our professional staff and other employees would also result in additional stock dilution for our shareholders. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products and projects, our profitability and results of operations may be materially and adversely affected. Furthermore, the Chinese government has promulgated new laws and regulations to enhance labor protections in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

Our revenue will decrease if the industries in which our customers operate experience a protracted slowdown.

Our customers generally operate in the construction industry. Therefore, we are subject to general changes in economic conditions impacting this industry segment of the economy. If the construction industry does not grow or if there is a contraction in this industry, demand for our business would decrease. Demand for our business is typically affected by a number of overarching economic factors, including interest rates, environmental laws and regulations, the availability and magnitude of private and governmental investment in infrastructure projects and the health of the overall economy. If there is a decline in economic activity in China or the other markets in which we operate, or there is a protracted slowdown in industries upon which we rely for our sales, demand for our projects and products and our revenue would likewise decrease, which could have a materially adverse effect on our business.

Any decline in the availability or increase in the cost of raw materials could materially impact our earnings.

Our construction material products, manufacturing equipment and projects depend heavily on the ready availability of various raw materials. The availability of raw materials may decline, and their prices may fluctuate greatly. If our suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products, equipment or complete projects. The inability to produce certain products or projects for customers could result in a decrease in profit and damage to our corporate reputation. In the event our raw material costs increase, we may not be able to pass these higher costs on to our customers in full or at all.

We rely on a limited number of vendors, and the loss of any significant vendor could harm our business, and the loss of any one of such vendors could have a material adverse effect on our business.

We consider our major vendors to be those vendors that accounted for more than 10% of overall purchases in any given fiscal period. For the year ended December 31, 2015, our top five vendors, accounted for 54% of our raw material purchases. In 2015, one vendor, Changjiang Huasheng Tianya Cement Co., Ltd., which supplies materials to produce our eco-friendly construction materials, accounted for more than 10% of overall purchases at approximately 32%. We have not entered into long-term contracts with our significant vendors and instead rely on individual contracts with such vendors. Although we believe that we can locate replacement vendors readily on the market for prevailing prices, any difficulty in replacing a vendor could negatively affect our company’s performance to the extent it results in higher prices or a slower supply chain.

We face substantial inventory risk, which if such risk is not addressed could have a material adverse effect on our business.

We must order materials for our products and projects and build inventory in advance of production. We typically acquire materials through a combination of purchase orders, supplier contracts and open orders, in each case based on projected demand.

Our inventory includes raw materials, work-in progress products and finished goods. As of June 30, 2016, our inventory was $1.6 million. Inventory turnover for the six-months ended June 30, 2016 was 48 days. As our markets are competitive and subject to rapid technology and price changes, there is a risk that we will forecast incorrectly and order or produce incorrect amounts of products or not fully utilize firm purchase commitments. If we were unsuccessful in accurately quantifying appropriate levels of inventory, our business, financial condition and results of operation may be materially and adversely affected.

Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products which could have a material adverse effect on our business.

In order to optimize our product manufacturing, we must manage our supply chain for raw materials and delivery of our products. Supply chain fragmentation and local protectionism within China further increase supply chain disruption risks. Local administrative bodies and physical infrastructure built to protect local interests may pose transportation challenges for raw material transportation as well as product delivery. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could impact both supply and price. Any of these occurrences could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver products. If we are unsuccessful in maintaining efficient operation of our supply chain, our business, financial condition and results of operation may be materially and adversely affected.

We do not maintain a reserve for warranty or defective products and installation claims. Our costs could increase if we experience a significant number of claims, which could have a material adverse effect on our business.

We generally obtain customers’ acceptance when we deliver products, equipment or projects. In practice, we allow our customers to reserve approximately 5-20% of the agreed purchase or installation price as a security retention for a period of one or two years after we deliver or implement a solution. We consider this one or two years term to be a warranty period for our products or projects sold. Historically, we have not experienced significant customer complaints concerning our products or projects, and none of our customers have claimed damages for any loss incurred due to quality problems. In addition to our one to two years reserve, China’s Product Quality Law generally allows customers two years to seek compensation for damages caused by product quality deficiencies in cases in which a product lacks an expiration period.

We expect our customer support teams and our quality assurance and manufacturing monitoring procedures to continue to keep claims at a level that does not support a need for a financial reserve. However, if we experience significant increases in claims or customers’ failure to pay the final 5-20% of a purchase/installation price as a result of quality concerns, our financial results could be adversely affected.

We face certain risks in collecting our accounts receivable, the failure to collect could have a material adverse effect on our business.

With the recent expansion of our business, our accounts receivable has increased significantly. At the end of June 30 2016 and December 31, 2015, our accounts receivable were $7,982,062 and $9,116,558, respectively. These amounts represented 59% of our total revenues in six months ended June 30, 2016 and 52% of our total revenues in 2015. For the six months ended June 30, 2016, accounts receivable turnover was 114 days, increased from 147 days in 2015.

Although we believe that we have developed a robust receivables management system and have not incurred a situation where an account receivable has become uncollectable, as our business continues to scale, we believe that our accounts receivable balance will continue to grow. This, in turn, increases our risks for bad debts and uncollectible receivables. To the extent we incur additional bad debts and/or uncollectible receivables, our business, financial condition and results of operation may be materially and adversely affected.

Our return on investment in client projects may be different from our projections.

Our return on investment in client projects will take some time to materialize. At the initial stages of project investment and construction, the depreciation of newly added materials and fixed assets will negatively affect our operating results. In addition, the projects may be subject to changes in market conditions during the installation and implementation phases. Changes in industry policy, the progress of the projects, project management, raw materials supply, market conditions and other variables may affect the profitability and the time in which we profit on projects, which may be different from our initial forecast, thus affecting the actual return on investment of the projects.

The sale of our eco-friendly construction materials are subject to geographic market risks, which could adversely affect our revenues and profitability.

Currently, all of our eco-friendly construction materials are sold in China’s Hainan Province. Accordingly, we are subject to risks related to the economy of this geographic market. In addition to economic conditions, the geographic concentration suggests that regional specific legislation, taxes and disasters such as earthquakes could disproportionately affect us and our financial performance. A downturn in the demand for eco-friendly construction materials or economic conditions in Hainan Province could result in a material decline in our business, financial condition and results of operation.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan and address competitive challenges, which could have a material adverse effect on our business.

We increased our number of full-time employees from 196 at December 31, 2014 to 235 at December 31, 2015, and our total revenues from $13,764,476 in 2014 to $17,384,373 in 2015. This expansion has resulted, and will continue to result, in substantial demands on our managerial, administrative, operational, financial and other resources. Furthermore, we intend to grow by expanding our business, increasing market penetration of our existing products, developing new products and increasing our targeting of domestic and international markets. To manage this growth, we must develop and improve our existing administrative and operational systems and our financial and management controls and further expand, train and manage our work force.

As we continue these efforts, we may incur substantial costs and expend substantial resources due to, among other things, different technology standards, legal considerations and cultural differences. We will be required to dedicate additional financial resources and personnel to optimize our operational infrastructure and to recruit more personnel to train and manage our growing employee base. If we cannot successfully implement these measures efficiently and cost-effectively, we may be unable to satisfy a growth in demand for our products and projects, which will impair our revenue growth and hurt our overall financial performance.

We cannot assure you that our growth strategy will be successful, which may result in a negative impact on our growth, financial condition, results of operations and cash flow.

We intend to grow by expanding our business, increasing market penetration of our existing products, developing new products and increasing our targeting of domestic and international markets. However, many obstacles to this expansion exist, including increased competition from similar businesses, our ability to improve our products and product mix to realize the benefits of our research and development efforts, unexpected costs and costs associated with marketing efforts. As such, we cannot assure you that we will be able to successfully overcome these potential challenges and establish our business in additional markets. Our inability to implement this growth strategy successfully may have a negative impact on our growth, future financial condition, and results of operations or cash flows.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We own thirty patents and four software copyrights in China covering our construction material products and manufacturing equipment, and we rely on a combination of patent, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights.

The process of seeking patent protection on future patents can be lengthy and expensive, our patent applications may fail to result in patents being issued, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

Implementation of Chinese intellectual property-related laws has historically been lacking, primarily because of ambiguities in Chinese laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. We face a high risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights because we sell our products and manufacturing equipment internationally and litigation is becoming more common in China. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our branded products in either China or other countries, including the United States and other countries in Asia. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be costly, time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

●	pay damage awards;

●	seek licenses from third parties;

●	pay ongoing royalties;

●	redesign our branded products; or

●	be restricted by injunctions.

Each of these events could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our branded products, which could have a material adverse effect on our financial condition and results of operations.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of proprietary information and trade secrets.

In addition to patents, we rely on confidentiality agreements to protect our technical know-how and other proprietary information. In addition, our officers and each of our main technical and management employees have signed a confidentiality agreement. Nevertheless, there can be no guarantee that an employee or a third party will not make an unauthorized disclosure of our proprietary confidential information. This might happen intentionally or inadvertently. It is possible that a competitor will make use of such information, and that our competitive position will be compromised, in spite of any legal action we might take against persons making such unauthorized disclosures.

The use of unqualified individual subcontractors may result in substantial liability.

We, REIT Construction and REIT Municipal sometimes subcontract portions of our projects to third parties. According to Construction Law and Qualification Standard for Labor Subcontracting in Construction Business of China, individual contractors are not in a position to obtain any qualification of labor subcontracting. Accordingly, contracts subcontracted out by REIT Construction and REIT Municipal to individual contractors may be declared void and unenforceable by applicable courts. Article 29 of the Construction Law requires that “the overall contractors and subcontractors shall bear joint responsibilities to project owners for the subcontracted projects”. It is possible that we may subcontract projects to individuals or parties without required qualifications. If the construction completed by unqualified individual subcontractors does not meet required quality standards and an accident occurs, we may jointly bear the consequences pursuant to the Article 64 of the Construction Law. Also, according to Article 54 of the Regulation on the Quality Management of Construction Projects, the liabilities for the consequences could be indemnifying the damages and paying a penalty ranging from five hundred thousand (approximately $77,000) up to one million RMB. (approximately $154,000).

If we experience a significant disruption in, or a breach in security of, our information technology systems or if we fail to implement, manage or integrate new systems, software and technologies successfully, it could harm our business.

Our information technology (“IT”) systems are an integral part of our business. We depend on our IT systems to process transactions, manage logistics, keep financial records, prepare our financial reporting and operate other critical functions. Security breaches, cyber-attacks or other serious disruptions of our IT systems can create systemic disruptions, shutdowns or unauthorized disclosure of confidential information. If we are unable to prevent or adequately respond to such breaches, attacks or other disruptions, our operations could be adversely affected or we may suffer financial or reputational damage.

In addition, our ability to effectively implement our business plan in a rapidly evolving market requires effective planning, reporting and analytical processes and systems. We are improving and expect that we will need to continue to improve and further integrate our IT systems, reporting systems and operating procedures on an ongoing basis. If we fail to do so effectively, it could adversely affect our ability to achieve our objectives.

Product defects and unanticipated use or inadequate disclosure with respect to our products could adversely affect our business, reputation and financial performance.

Manufacturing or design defects (including in products or components that we source from third parties), unanticipated use of, or inadequate disclosure of risks relating to, the use of products or equipment that we make and sell may lead to personal injury, death or property damage. These events could lead to recalls or alerts relating to our products, result in the removal of a product or equipment from the market or result in product liability claims being brought against us. Product and equipment recalls, removals and liability claims can lead to significant costs, as well as negative publicity and damage to our reputation that could reduce demand for our products and equipment.

Outstanding bank loans may reduce our available funds.

We have approximately $18 million in bank loans outstanding as of December 31, 2015. The loans are held at multiple banks, and all of the debt is guaranteed by third-party guaranty companies and certain company officers. There can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

Our future growth depends on new products, equipment and new technology innovation, and failure to invent and innovate could adversely impact our business prospects.

Our future growth depends in part on maintaining our competitive advantage with current products and equipment in new and existing markets, as well as our ability to develop new products, equipment and technologies to serve such markets. To the extent that competitors develop competitive products, equipment and technologies, or new products, equipment or technologies that achieve higher customer satisfaction, our business prospects could be adversely impacted. In addition, regulatory approvals for new products, equipment or technologies may be required, and these approvals may not be obtained in a timely or cost effective manner, which could adversely impact our business prospects.

Changes in demand for our products, equipment and business relationships with key customers and suppliers may negatively affect operating results.

To achieve our objectives, we must develop and sell products and equipment that are subject to the demands of our customers. This is dependent on many factors, including managing and maintaining relationships with key customers, responding to the rapid pace of technological change and obsolescence, which may require increased investment by us or result in greater pressure to commercialize developments rapidly or at prices that may not fully recover the associated investment, and the effect on demand resulting from customers’ research and development, capital expenditure plans and capacity utilization. If we are unable to keep up with our customers’ demands, our sales, earnings and operating results may be negatively affected.

We may be unable to deliver our backlog on time, which could affect future sales and profitability and our relationships with customers.

Our ability to meet customer delivery schedules for backlog is dependent on a number of factors including sufficient manufacturing plant capacity, adequate supply channel access to raw materials and other inventory required for production, an adequately trained and capable workforce, project engineering expertise for certain large projects and appropriate planning and scheduling of manufacturing resources. Many of the contracts we enter into with our customers require long manufacturing lead times. Failure to deliver in accordance with customer expectations could subject us to contract cancellations and financial penalties, and may result in damage to existing customer relationships and could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that our backlog will result in revenue on a timely basis or at all, or that any cancelled contracts will be replaced.

Our operations are subject to various hazards that may cause personal injury or property damage and increase our operating costs, and which may exceed the coverage of our insurance.

There are inherent risks to our operations. Our workers are subject to the usual hazards associated with providing services on construction sites, while our plant personnel are subject to the hazards associated with moving and storing large quantities of heavy raw materials and finished products. Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. Although we conduct training programs designed to reduce these risks, we cannot eliminate these risks. We rely on state mandated social insurance for work-related injuries of our employees. However, any claim that exceeds the scope of our insurance coverage, if successful and of sufficient magnitude, could result in the incurrence of substantial costs and the diversion of resources, which could have a material adverse effect on us. In addition, we do not have any business liability, disruption, litigation or property insurance coverage for our operations. Any uninsured occurrence of loss or damage to property, or litigation or business disruption may also materially and adversely affect our ability to operate.

We may incur material costs and losses as a result of claims our products do not meet regulatory requirements or contractual specifications.

Our operations involve providing products that must meet building code or other regulatory requirements and contractual specifications for durability, stress-level capacity, weight-bearing capacity and other characteristics. If we fail or are unable to provide products meeting these requirements and specifications, we may face economic penalties, including price adjustments, rejection of deliveries and/or termination of contracts, and our reputation could be damaged. If a significant product-related claim or claims are made and resolved against us in the future, such resolution may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operations may incur substantial liabilities to comply with environmental laws and regulations.

Our construction materials manufacturing operations are subject to laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. Our failure to have complied with the applicable laws may result in the assessment of administrative, civil and criminal penalties, the incurrence of investigatory or remedial obligations and the imposition of injunctive relief. Resolution of these matters may require considerable management time and expense. In addition, changes in environmental laws and regulations occur frequently and any changes that result in more stringent or costly manufacturing, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to reach and maintain compliance and may otherwise have a material adverse effect on our industry in general and on our own results of operations, competitive position or financial condition.

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services.

Our future success depends heavily upon the continued service of our key executives. In particular, we rely on the expertise and experience of Li Hengfang, our founder, Chairman and Chief Executive Officer. We rely on his industry expertise and experience in our business operations, and in particular, his business vision, management skills, and working relationship with our employees, our other major shareholders, the regulatory authorities, and many of our clients. If he became unable or unwilling to continue in his present position, or if he joined a competitor or formed a competing company in violation of his employment agreement, we may not be able to replace him easily, our business may be significantly disrupted and our financial condition and results of operations may be materially adversely affected.

We do not maintain key man life insurance on any of our senior management or key personnel. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our Company. Although each of our senior management and key personnel has signed a confidentiality and non-competition agreement in connection with his or her employment with us, we cannot assure that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

In addition, we compete for qualified personnel with other industry competitors, and we face competition in attracting skilled personnel and retaining the members of our senior management team. These personnel possess technical and business capabilities, including expertise relevant to the construction materials industry, which are difficult to replace. There is intense competition for experienced senior management with technical and industry expertise in the construction materials industry, and we may not be able to retain our key personnel. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

Our senior management lacks experience in managing a public company and complying with laws applicable to operating as a U.S. public company domiciled in the British Virgin Islands and failure to comply with such laws could have a material adverse effect on our business.

Prior to the completion of this offering, the China Operating Companies have operated as private companies located in China and REIT US has operated as a private company located in the United States. In connection with this offering, we formed ReTo Eco-Solutions in the British Virgin Islands and REIT Holdings in Hong Kong. ReTo Eco-Solutions is structured as the parent company of REIT Holdings, which is the parent company of Beijing REIT. Beijing REIT operates as the parent company to the other China Operating Companies, REIT US and owns 51% of REIT India, a joint venture in India. In the process of taking these steps to prepare our company for this initial public offering, Beijing REIT’s senior management became the senior management of ReTo Eco-Solutions. None of ReTo Eco-Solutions senior management has experience managing a public company or managing a British Virgin Islands company.

As a result of this offering, our company will become subject to laws, regulations and obligations that do not currently apply to it, and our senior management currently has no experience in complying with such laws, regulations and obligations. For example, ReTo Eco-Solutions will need to comply with the British Virgin Islands laws applicable to companies that are domiciled in that country. The senior management is only experienced in operating the business of Beijing REIT in compliance with Chinese laws. Similarly, by virtue of this offering, ReTo Eco-Solutions will be required to file annual and current reports in compliance with U.S. securities and other laws. These obligations can be burdensome and complicated, and failure to comply with such obligations could have a material adverse effect on ReTo. In addition, we expect that the process of learning about such new obligations as a public company in the United States will require our senior management to devote time and resources to such efforts that might otherwise be spent on the operation of our business.

We have limited business insurance coverage. Any future business liability, disruption or litigation we experience might divert management focus from our business and could significantly impact our financial results.

Availability of business insurance products and coverage in China is limited, and most such products are expensive in relation to the coverage offered. We have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurances on commercially reasonable terms make it impractical for us to maintain such insurances. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Accordingly, a business disruption, litigation or natural disaster may result in substantial costs and divert management’s attention from our business, which would have an adverse effect on our results of operations and financial condition.

We may require additional financing in the future and our operations could be curtailed if we are unable to obtain required additional financing when needed.

In addition to the funds raised by the Company in this initial public offering, we may need to obtain additional debt or equity financing to fund future capital expenditures. While we do not anticipate seeking additional financing in the immediate future, any additional equity financing may result in dilution to the holders of our outstanding shares of capital stock. Additional debt financing may impose affirmative and negative covenants that restrict our freedom to operate our business, including covenants that:

●	limit our ability to pay dividends or require us to seek consent for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot guaranty that we will be able to raise funds in this offering or obtain additional financing on terms that are acceptable to us, or any financing at all, and the failure to obtain sufficient financing could adversely affect our business operations.

Potential disruptions in the capital and credit markets may adversely affect our business, including the availability and cost of short-term funds for liquidity requirements, which could adversely affect our results of operations, cash flows and financial condition.

Potential changes in the global economy may affect the availability of business and consumer credit. We may need to rely on the credit markets, particularly for short-term borrowings from banks in China, as well as the capital markets, to meet our financial commitments and short-term liquidity needs if internal funds from our operations are not available to be allocated to such purposes. Disruptions in the credit and capital markets could adversely affect our ability to draw on such short-term bank facilities. Our access to funds under such credit facilities is dependent on the ability of the banks that are parties to those facilities to meet their funding commitments, which may be dependent on governmental economic policies in China. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Long-term disruptions in the credit and capital markets could result from uncertainty, changing or increased regulations, reduced alternatives or failures of financial institutions could adversely affect our access to the liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures may include deferring capital expenditures, and reducing or eliminating discretionary uses of cash. These events would adversely impact our results of operations, cash flows and financial position.

Our bank accounts in China are not insured or protected against loss.

The China Operating Companies maintain cash accounts with various banks located in China. Such cash accounts are not insured or otherwise protected. Should any bank holding such cash deposits become insolvent, or if the China Operating Companies are otherwise unable to withdraw funds, those entities would lose the cash on deposit with that particular bank.

Changes in China’s environmental laws and policies may affect our financial condition.

Our eco-friendly construction materials and projects are primarily used in the construction industry. Our business is in line with China’s current focus on environmental protection policies, specifically the 13th Five Year Plan (2016-2020). However, should China alter its environmental policies towards less regulation, we believe demand for our eco-friendly construction materials and equipment will decrease, adversely impacting our results of operations, cash flows and financial position.

Risks Relating to Our Corporate Structure

We will likely not pay dividends in the foreseeable future.

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our common shares in the foreseeable future. Although we have achieved net profitability in 2014 and 2015, we cannot assure that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows from operating activities.  Dividend policy is subject to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our common shares in the future, we will be dependent, in large part, on receipt of funds from Beijing REIT for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations as described herein. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our Company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our Company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from Beijing REIT. See “Dividend Policy.”

Pursuant to the Chinese enterprise income tax law, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of 10%. Similarly, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of 5%.

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Beijing REIT is also required to set aside at least 10% of its after-tax profit based on Chinese accounting standards each year to its compulsory reserves fund until the accumulative amount of such reserves reaches 50% of its registered capital.

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into registered capital, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2015 and 2014, the accumulated appropriations to statutory reserves amounted to $349,663 and $102,964, respectively.

Our business may be materially and adversely affected if any of our China Operating Companies declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of China provides that an enterprise may be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our China Operating Companies hold certain assets that are important to our business operations. If any of our China Operating Companies undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

We may rely on dividends paid by China Operating Companies to satisfy our cash needs.

We may rely on dividends and other distributions on equity paid by our China Operating Companies for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations as described herein. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from Beijing REIT. See “Dividend Policy.”

Beijing REIT is required to allocate a portion of its after-tax profits, to the statutory reserve fund, and as determined by its board of directors, to the staff welfare and bonus funds, which may not be distributed to equity owners.

Pursuant to Company Law of P.R. China (2013 Revision), Wholly Foreign-Owned Enterprise Law of the P.R. China (2000 Revision) and Implementing Rules for the Law of the People’s Republic of China on Wholly Foreign Owned Enterprises (2014 Revision), Beijing REIT is required to allocate a portion of its after-tax profits, to the statutory reserve fund, and in accordance with its Articles of Association, to the staff welfare and bonus funds. No lower than 10% of an enterprise’s after tax-profits should be allocated to the statutory reserve fund. When the statutory reserve fund account balance is equal to or greater than 50% of Beijing REIT’s registered capital, no further allocation to the statutory reserve fund account is required. According to the Articles of Association of Beijing REIT, Beijing REIT’s board of directors determines the amount contributed to the staff welfare and bonus funds. The staff welfare and bonus fund is used for the collective welfare of the staff of Beijing REIT. These reserves represent appropriations of retained earnings determined according to Chinese law.

As of the date of this prospectus, the amounts of staff welfare and bonus funds have not yet been determined, and we have not committed to establishing such amounts at this time. Under current Chinese laws, Beijing REIT is required to set aside staff welfare and bonus funds amounts, but has not yet done so. Beijing REIT has not done so because Chinese authorities grant companies flexibility in making a determination. Chinese law requires such a determination to be made in accordance with the company’s organizational documents and Beijing REIT’s organizational documents do not require the determination to be made within a particular timeframe. Although we have not yet been required by Chinese authorities to make such determinations or set aside such amounts, Chinese authorities may require Beijing REIT to rectify its noncompliance and we may be fined if we fail to do so after receiving a warning within its set time period.

Additionally, Chinese law provides that a foreign-invested company must allocate a portion of after-tax profits to the statutory reserve fund and the staff welfare and bonus funds reserve prior to the retention of profits or the distribution of profits to its foreign shareholders. Therefore, if for any reason, the dividends from Beijing REIT cannot be repatriated to us or not in time, our cash flow may be adversely impacted or we may become insolvent.

Our failure to obtain prior approval of the China Securities Regulatory Commission (“CSRC”) for the listing and trading of our common shares on a foreign stock exchange could delay this offering or could have a material adverse effect upon our business, operating results, reputation and trading price of our common shares.

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the New “M&A Rule”). The New M&A Rule contains provisions that require that an offshore special purpose vehicle (“SPV”) formed for listing purposes and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials required to be submitted to it by an SPV seeking CSRC approval of overseas listings.

However, the application of the New M&A Rule remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope and applicability of the CSRC approval requirement. Our Chinese counsel, GFE Law Office, has given us the following advice, based on their understanding of current Chinese laws and regulations:

●	At the time of our equity interest acquisition, as the acquiree, Beijing REIT was not related to or connected with the acquirer, REIT Holdings. Accordingly, we did not need the approval from MOFCOM. In addition, we have received all relevant approvals and certificates required for the acquisition;

●	The CSRC approval under the New M&A Rule only applies to overseas listings of SPVs that have used their existing or newly issued equity interest to acquire existing or newly issued equity interest in Chinese domestic companies, or the SPV-domestic company share swap, due to the fact there has not been any SPV-domestic company share swap in our corporate history, ReTo Eco-Solutions does not constitute a SPV that is required to obtain approval from the CSRC for overseas listing under the New M&A Rule; and

●	In spite of the lack of clarity on this issue, the CSRC has not issued any definitive rule or interpretation regarding whether offerings like the one contemplated by this prospectus are subject to the New M&A Rule.

The CSRC has not issued any such definitive rule or interpretation, and we have not chosen to voluntarily request approval under the New M&A Rule. If the CSRC requires that we obtain its approval prior to the completion of this offering, the offering will be delayed until we obtain CSRC approval, which may take several months. There is also the possibility that we may not be able to obtain such approval. If prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory authorities. These authorities may impose fines and penalties upon our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common shares. The CSRC or other Chinese regulatory agencies may also take actions requiring us, or making it advisable for us, to terminate this offering prior to closing.

Substantial uncertainties exist with respect to the enactment timetable and final content of draft China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 (the “Draft FIL”). The Draft FIL embodies an expected Chinese regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. MOFCOM is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation.

Among other things, the Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise (“FIE”). The Draft FIL specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance, treated as a Chinese domestic investor provided that the entity is “controlled” by Chinese entities and/or citizens. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council later. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The development, manufacture and sales of construction materials products and manufacturing equipment are not currently subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue,

issued by the National Development and Reform Commission and the Ministry of Commerce that was amended in 2015 and became effective in April 2015. The Draft FIL, if enacted as proposed, will not materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects. However, should the development, manufacture and sales of construction materials products and manufacturing equipment become subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment then the viability of our current corporate structure, corporate governance and business operations may be materially impacted in many aspects.

Risks Related to Doing Business in China

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this type of scrutiny, criticism and negative publicity might have on our Company, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations could be severely hampered and your investment in our shares could be rendered worthless.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future Chinese authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

We reflect the impact of currency translation adjustments in our financial statements under the heading “Total foreign currency translation loss.” For years ended December 31, 2015 and 2014, we had a negative adjustment of $1,014,072 and a negative adjustment of $85,602, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by China exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Since the majority of our operations and assets are located in China, shareholders may find it difficult to enforce a U.S. judgment against the assets of our Company, our directors and executive officers.

Other than REIT US and REIT India, our operations and assets are located in China. In addition, our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons. See “Enforceability of Civil Liabilities.”

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We must remit the offering proceeds to China before they may be used to benefit our business in China, this process may take a number of months and we will be unable to use the proceeds to grow our business in the meantime.

Under Chinese law, the proceeds of this offering must be sent back to China, and the process for sending such proceeds back to China may take several months after the closing of this offering. In order to remit the offering proceeds to China, we will take the following actions:

●	First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to State Administration of Foreign Exchange approval (“SAFE”) certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments by domestic residents, and foreign exchange registration certificate of the invested company.

●	Second, we will remit the offering proceeds into this special foreign exchange account.

●	Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily, the process takes several months to complete. We may be unable to use these proceeds to grow our business until we receive such proceeds in China.

Fluctuation of the RMB may indirectly affect our financial condition by affecting the volume of cross-border money flow.

Although we use the United States dollar for financial reporting purposes, all of the transactions effected by the China Operating Companies are denominated in China’s currency, the RMB. The value of the RMB fluctuates and is subject to changes in China’s political and economic conditions. We do not currently engage in hedging activities to protect against foreign currency risks. Even if we choose to engage in such hedging activities, we may not be able to do so effectively. Future movements in the exchange rate of the RMB could adversely affect our financial condition as we may suffer financial losses when transferring money raised outside of China into the country or paying vendors for services performed outside of China.

If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

In the event we pay dividends in the future, you will be taxed on the U.S. dollar value of your dividends, if any, at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on the nature of our business activities, we may be classified as a passive foreign investment company (“PFIC”), by the U.S. Internal Revenue Service (“IRS”), for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, a U.S. investor will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either:

●	75% or more of our gross income in a taxable year is passive income; or

●	the average percentage of our assets by value in a taxable year that produce or are held for the production of passive income (which includes cash) is at least 50%.

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The calculation of the value of our assets is based, in part, on the then market value of our common shares, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We cannot assure that we will not be a PFIC for any taxable year. See “Taxation – United States Federal Income Taxation-Passive Foreign Investment Company.”

Introduction of new laws or changes to existing laws by the Chinese government may adversely affect our business.

The Chinese legal system is a codified legal system made up of written laws, regulations, circulars, administrative directives and internal guidelines. Unlike common law jurisdictions such as the U.S., decided cases (which may be taken as precedent) do not form part of the legal structure of China and thus have no binding effect. Furthermore, in line with its transformation from a centrally planned economy to a more market-oriented economy, the Chinese government is still in the process of developing a comprehensive set of laws and regulations. As the legal system in China is still evolving, laws and regulations or their interpretation may be subject to further changes. Such uncertainty and prospective changes to the Chinese legal system could adversely affect our results of operations and financial condition.

We may be subject to foreign exchange controls in China, which could limit our use of funds raised in this offering, which could have a material adverse effect on our business.

Beijing REIT is subject to Chinese rules and regulations on currency conversion. In China, SAFE regulates the conversion of the RMB into foreign currencies. Currently, FIEs are required to apply to SAFE for “Registration of Establishment as FIEs”. Beijing REIT is a FIE, with such registration, Beijing REIT is allowed to open foreign currency accounts including the “current account” and the “capital account”. Currently, conversion within the scope of the “current account” and general “capital account” can be effected without requiring the approval of SAFE. However, conversion of currency in some restricted “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE.

In particular, if Beijing REIT borrows foreign currency through loans from ReTo Eco-Solutions or other foreign lenders, these loans must be registered with SAFE. If Beijing REIT is financed by means of additional capital contributions, certain Chinese government authorities, including MOFCOM, or the local counterparts of SAFE and MOFCOM, must approve these capital contributions. These restrictions could limit our use of funds raised in this offering, which could have an adverse effect on our business.

Governmental control of currency conversion may affect the value of your investment.

The Chinese government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China, which may take as long as six months in the ordinary course. We receive the majority of our revenues in Renminbi. Under our current corporate structure, our income is derived from payments from Beijing REIT. Shortages in the availability of foreign currency may restrict the ability of Beijing REIT to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. See “Regulations – Regulations on Foreign Currency Exchange and Dividend Distribution.”

Fluctuation of the Renminbi could materially affect our financial condition and results of operations.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the Chinese government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the Renminbi against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains international pressure on the Chinese government to adopt an even more flexible currency policy, which could result in a further and more rapid appreciation of the Renminbi against the U.S. dollar. Any material revaluation of Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. See “Exchange Rate Information.”

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Recent changes in China’s labor law restrict our ability to reduce our workforce in China in the event of an economic downturn and may increase our production costs which could have a material adverse effect on our business.

To clarify certain details in connection with the implementation of the Labor Contract Law, the China State Council promulgated the Implementing Rules for the Labor Contract Law on September 18, 2008, which came into effect immediately. The legislation formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Among other things, this new law provides for specific standards and procedures for the termination of an employment contract and places the burden of proof on the employer. In addition, the law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including the case of the expiration of a fixed-term employment contract. Further, the law requires an employer to conclude an “employment contract without a fixed-term” with any employee who either has worked for the same employer for 10 consecutive years or more or has had two consecutive fixed-term contracts with the same employer. An “employment contract without a fixed term” can no longer be terminated on the ground of the expiration of the contract, although it can still be terminated pursuant to the standards and procedures set forth under the new law. Because of the lack of precedent for the enforcement of such a law, the standards and procedures set forth under the law in relation to the termination of an employment contract have raised concerns among foreign investment enterprises in China that such an “employment contract without a fixed term” might in fact become a “lifetime, permanent employment contract.” Finally, under the new law, downsizing of either more than 20 people or more than 10% of the workforce may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations, or where there has been a material change in the objective economic circumstances relied upon by the parties at the time of the conclusion of the employment contract, thereby making the performance of such employment contract not possible. To date, there has been very little guidance or precedent as to how such specified circumstances for downsizing will be interpreted and enforced by the relevant Chinese authorities. All of our employees working for us exclusively within China are covered by the new law and thus, our ability to adjust the size of our operations when necessary in periods of recession or less severe economic downturns may be curtailed. Accordingly, if we face future periods of decline in business activity generally or adverse economic periods specific to our business, this new law can be expected to exacerbate the adverse effect of the economic environment on our results of operations and financial condition.

Our business benefits from certain government subsidies and incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our burden and reduce our net income, which could have a material adverse effect on our business and operations.

We have received subsidies from some governmental agencies after meeting certain conditions, such as developing certain technologies, which are chosen as annual key research and development, or obtaining certain technological certifications. In particular, our subsidiary REIT Changjiang recently received RMB 4 million as an incentive to upgrade our current production capacity of eco-friendly construction materials to an annual output of 1.06 million cubic meters. REIT Changjiang is subject to further research and development obligations, therefore, this incentive was recognized as deferred income in 2014 and 2015.

In addition, Beijing REIT obtained the Hi-Tech Enterprise certificate and is entitled to a preferential income tax rate of 15% for 2016 and 2017. The 15% tax rate is less than the standard 25% income tax rate in China. In addition, since the products manufactured by REIT Changjiang qualify as eco-friendly construction materials, 10% of its revenue is exempt from income tax. The estimated tax savings as a result of the Company’s tax benefits for the years ended December 31, 2015 and 2014 amounted to $369,478 and $87,554, respectively. The local Chinese government authorities may reduce or eliminate these incentives through new legislation at any time in the future. In the event Beijing REIT is no longer entitled to receive this tax exemption, its applicable tax rate will increase from 15% to up to 25%, the standard business income tax rate in China. In addition, the termination of one-time subsidies for eco-friendly construction materials could increase the burden of manufacturing and selling these materials in the future. The reduction or discontinuation of any of these economic incentives could negatively affect our business and operations.

Labor laws in China may adversely affect our results of operations.

China’s Labor Contract Law imposes significant liabilities on employers and affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations. The Labor Contract Law also mandates that employers provide social welfare packages to all employees, increasing our labor costs. To the extent competitors from outside China are not affected by such requirements, we could be at a comparative disadvantage.

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Chinese regulations relating to the establishment of offshore special purpose companies by Chinese residents may subject our Chinese resident shareholders to personal liability and limit our ability to inject capital into our Chinese subsidiaries, limit our subsidiaries’ ability to increase its registered capital, distribute profits to us, or otherwise adversely affect us.

On July 4, 2014, China’s SAFE issued the Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which became effective as of July 4, 2014. According to Circular 37, prior registration with the local SAFE branch is required for Chinese residents to contribute domestic assets or interests to offshore companies, known as SPVs. Moreover, Circular 37 applies retroactively. As a result, Chinese residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required before July 4, 2014 shall send a letter to SAFE and its branches for explanation. SAFE and its branches shall, under the principle of legality and legitimacy, conduct supplementary registration, and impose administrative punishment on those in violation of the administrative provisions on the foreign exchange pursuant to the law.

We have requested our shareholders who are Chinese residents to make the necessary applications, filings and amendments as required under Circular 37 and other related rules. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are Chinese residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 37 or other related rules. The failure or inability of our Chinese resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to (including using the proceeds from this offering) Beijing REIT, limiting Beijing REIT’s ability to pay dividends or otherwise distributing profits to us.

We may be subject to fines and legal sanctions by SAFE or other Chinese government authorities if we or our employees who are Chinese citizens fail to comply with Chinese regulations relating to employee stock options granted by offshore listed companies to Chinese citizens.

On February 15, 2012, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or Circular 7. Under Circular 7, Chinese citizens who are granted share options by an offshore listed company are required, through a qualified Chinese agent of the offshore listed company, to register with SAFE and complete certain other procedures, including applications for foreign exchange purchase quotas and opening special bank accounts. We and our Chinese employees who have been granted share options are subject to Circular 7. Failure to comply with these regulations may subject us or our Chinese employees to fines and legal sanctions imposed by SAFE or other Chinese government authorities and may prevent us from further granting options under our share incentive plans to our employees. Such events could adversely affect our business operations.

Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our Chinese resident stockholders may subject such stockholders to fines or other liabilities.

Other than Circular 37, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any Chinese individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions. Chinese individuals who fail to make such registrations may be subject to warnings, fines or other liabilities.

We may not be fully informed of the identities of all our beneficial owners who are Chinese residents. For example, because the investment in or trading of our shares will happen in an overseas public or secondary market where shares are often held with brokers in brokerage accounts, it is unlikely that we will know the identity of all of our beneficial owners who are Chinese residents. Furthermore, we have no control over any of our future beneficial owners and we cannot assure you that such Chinese residents will be able to complete the necessary approval and registration procedures required by the Individual Foreign Exchange Rules.

It is uncertain how the Individual Foreign Exchange Rules will be interpreted or enforced and whether such interpretation or enforcement will affect our ability to conduct foreign exchange transactions. Because of this uncertainty, we cannot be sure whether the failure by any of our Chinese resident stockholders to make the required registration will subject our subsidiaries to fines or legal sanctions on their operations, delay or restriction on repatriation of proceeds of this offering into the China, restriction on remittance

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of dividends or other punitive actions that would have a material adverse effect on our business, results of operations and financial condition.

Changes in China’s political and economic policies could harm our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.

The Chinese economy has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (“OECD”). These differences include, without limitation:

●	economic structure;

●	level of government involvement in the economy;

●	level of development;

●	level of capital reinvestment;

●	control of foreign exchange;

●	methods of allocating resources; and

●	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Since 1979, the Chinese government has promulgated many new laws and regulations covering general economic matters. Despite these efforts to develop a legal system, China’s system of laws is not yet complete. Even where adequate law exists in China, enforcement of existing laws or contracts based on existing law may be uncertain or sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China’s judiciary, in many cases, creates additional uncertainty as to the outcome of any lawsuit. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Our activities in China will also be subject to administration review and approval by various national and local agencies of the Chinese government. Because of the changes occurring in China’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Although we have obtained all required governmental approvals to operate our business as currently conducted, to the extent we are unable to obtain or maintain required governmental approvals, the Chinese government may, in its sole discretion, prohibit us from conducting our business.

If relations between the United States and China worsen, our share price may decrease and we may have difficulty accessing U.S. capital markets.

At various times during recent years, the United States and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversy between the United States and China could adversely affect the market price of our common shares and our ability to access U.S. capital markets.

The Chinese government could change its policies toward private enterprise or even nationalize or expropriate private enterprises, which could result in the total loss of our investment in that country.

Our business is subject to political and economic uncertainties and may be adversely affected by political, economic and social developments in China. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may alter them to our detriment from time to time with little, if any, prior notice.

Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to shareholders, devaluations of currency or the nationalization

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or other expropriation of private enterprises could have a material adverse effect on our business. Nationalization or expropriation could even result in the total loss of our investment in China and in the total loss of any investment in us.

Because our operations are substantially located in China, information about our operations is not readily available from independent third-party sources.

Because the China Operating Companies are based in China and REIT India will be based in India, our shareholders may have greater difficulty in obtaining information about them on a timely basis than would shareholders of a U.S.-based company. The majority of our operations will continue to be conducted in China and shareholders may have difficulty in obtaining information about from sources other than the companies themselves. Information available from newspapers, trade journals, or local, regional or national regulatory agencies such as issuance of construction permits and contract awards for development projects will not be readily available to shareholders and, where available, will likely be available only in Chinese. Shareholders will be dependent upon management for reports of their progress, development, activities and expenditure of proceeds.

Chinese economic growth slowdown may cause negative effect to our business.

Since 2010, the annual growth rate of the Chinese economy has declined, from approximately 10.3% gross domestic product in 2010 to 6.9% in 2015. This situation has impacted many types of service industries, such as restaurant and tourism, and some manufacturing industries. Our business operations in China rely primarily on the construction industry and is influenced by economic growth slowdowns. If China’s economic growth continues to slow down, then our business could be adversely affected if slow expansion or shrinkage of the construction industry occurs.

Risks Associated with this Offering and Ownership of Our Common Shares

We are an “emerging growth company,” and we cannot be certain if choosing to elect the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our Company of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares may decline.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with our 2017 annual report on Form 20-F to be filed in 2018, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of this offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the

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accuracy and completeness of our financial reports and the market price of our common shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

There may not be an active, liquid trading market for our common shares.

Prior to this offering, there has been no public market for our common shares. An active trading market for our common shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The initial public offering price was determined by negotiations between us and the Placement Agent based on a number of factors. The initial public offering price may not be indicative of prices that will prevail in the trading market.

The market price of our common shares may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our common shares will be determined through negotiations between the Placement Agent and us and may vary from the market price of our common shares following our initial public offering. If you purchase our common shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our common shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our quarterly operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the securities markets have from time to time experienced price and volume fluctuations that are not related to the operating performance of particular companies. As a result, to the extent shareholders sell our shares in a negative market fluctuation, they may not receive a price per share that is based solely upon our business performance. We cannot guarantee that shareholders will not lose some or all of their investment in our common shares.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our common shares may be volatile which could subject us to securities litigation and make it more difficult for you to sell your shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While our Placement Agent is required to sell shares in this offering to at least 300 round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) in order to ensure that we meet NASDAQ Capital Market initial listing standards, we have not otherwise imposed any obligations on the placement agent as to the maximum number of shares it may place with individual investors. If, in the course of marketing the offering, the placement agent were to determine that demand for our shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our shares affected (positively or negatively) by the limited availability of our shares. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

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If we are unable to comply with certain conditions, our common shares may not trade on the NASDAQ Capital Market.

We have applied to list our common shares on the NASDAQ Capital Market, which provides that we pay the balance of our entry fee and show that we satisfy NASDAQ’s initial listing requirements. If we are unable to meet these final conditions our shares may not trade on the NASDAQ Capital Market. Even when we receive conditional approval to have our shares trade on the NASDAQ Capital Market, investors should be aware that they will be required to commit their investment funds before we provide NASDAQ with confirmation that we have met the final conditions. However, investor funds will be held in escrow with Signature Bank and we will not close this offering unless we meet the listing conditions. In addition, we have relied on an exemption to the blue sky registration requirements afforded to “covered securities”. Securities listed on the NASDAQ Capital Market are “covered securities.” If we were unable to meet the NASDAQ conditions for listing, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering until we have met the required listing conditions.

If we are listed on the NASDAQ Capital Market and our financial condition deteriorates, we may not meet continued listing standards on the NASDAQ Capital Market.

The NASDAQ Capital Market also requires companies to fulfill specific requirements in order for their shares to continue to be listed. In order to qualify for continued listing on the NASDAQ Capital Market, we must meet the following criteria:

●	Our shareholders’ equity must be at least $2,500,000; or the market value of our listed securities must be at least $35,000,000; or our net income from continuing operations in our last fiscal year (or two of the last three fiscal years) must have been at least $500,000;

●	The market value of our publically held shares must be at least $1,000,000;

●	The minimum bid price for our shares must be at least $1.00 per share;

●	We must have at least 300 shareholders;

●	We must have at least 500,000 publically held shares;

●	We must have at least 2 market makers; and

●	We must have adopted NASDAQ-mandated corporate governance measures, including a board of directors comprised of a majority of independent directors, an Audit Committee comprised solely of independent directors and the adoption of a code of ethics among other items.

If our shares are listed on the NASDAQ Capital Market but are delisted from the NASDAQ Capital Market at some later date, our shareholders could find it difficult to sell our shares. In addition, if our common shares are delisted from the NASDAQ Capital Market at some later date, we may apply to have our common shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the NASDAQ Capital Market. In addition, if our common shares are not so listed or are delisted at some later date, our common shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common shares might decline. If our common shares are not so listed or are delisted from the NASDAQ Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

We will incur increased costs as a result of being a public company, which could have a material adverse effect on our profitability.

As a public company, we will incur legal, accounting and other expenses that we did not incur as a private company. For example, we must now engage U.S. securities law counsel and U.S. GAAP auditors that we did not need prior to this offering, and we will have annual payments for listing on a stock exchange, if we are so listed. In addition, the Sarbanes-Oxley Act, as well as new

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rules subsequently implemented by the SEC and NASDAQ, has required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. While it is impossible to determine the amounts of such expenses in advance, we expect that we will incur expenses of between $500,000 and $1,000,000 per year that we did not experience prior to commencement of this offering. Added costs of this nature will naturally reduce our profitability and could have a material adverse effect on our business.

The requirements of being a public company may strain our resources and divert management’s attention, which could have a material adverse effect on our business.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies which could have an adverse effect on our results of operations.

Upon completion of this offering, we will be a reporting company in the United States. As a reporting company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

Our classified board structure may prevent a change in control of our Company.

Our board of directors is divided into three classes of directors. Directors of the first class hold office for a term expiring at the next annual meeting of shareholders, directors of the second class hold office for a term expiring at the second succeeding annual meeting of shareholders and directors of the third class hold office for a term expiring as the third succeeding annual meeting shareholders. Directors of each class are chosen for three-year terms upon the expiration of their current terms. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders. See “Management – Board of Directors and Board Committees.”

Shares eligible for future sale may adversely affect the market price of our common shares, as the future sale of a substantial amount of outstanding common shares in the public marketplace could cause the price of our common shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our common shares. An aggregate of 19,540,000 were outstanding as of the date of this filing, and after giving effect to this offering, 22,740,000 shares will be outstanding immediately after this offering. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted

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securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

You will experience immediate and substantial dilution as a result of sales of shares under this offering.

The initial public offering price of our shares is expected to be substantially higher than the pro forma net tangible book value per share of our common shares. If you purchase shares in this offering, you will incur immediate dilution of approximately           % or approximately $           in the pro forma net tangible book value per share from the price per share that you pay for the shares. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

We have not finally determined the uses of the proceeds from this offering, and we may use the proceeds in ways with which you may not agree.

While we have identified the priorities to which we expect to put the proceeds of this offering, our management will have considerable discretion in the application of the net proceeds received by us. In addition, in the event we are unable to purchase the equipment or the assembly line required for production, we have reserved the right to re-allocate funds currently allocated to that purpose to our general working capital. If that were to happen, then our management would have discretion over even more of the net proceeds to be received by our company in this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase our stock price. The net proceeds from this offering may be placed in investments that do not produce profit or increase value. See “Use of Proceeds.”

$500,000 from the proceeds of this offering will be placed in escrow for two years from the date of this offering for the purpose of indemnifying the Placement Agent and may not be used during the two years, or potentially at all, for further developing our business which could adversely impact our earnings and cash flows.

We have entered into an indemnity escrow agreement, whereby, we have agreed to place $500,000 from the proceeds of this offering into an escrow account in the United States for a period of two years following this offering for the purpose of satisfying an initial $500,000 in bona fide indemnity claims of the Placement Agent. Accordingly, we will not be able to use $500,000 from the proceeds of this offering to develop our business operations for two years, or at all, if we are required to indemnify the Placement Agent, which could adversely impact our earnings and cash flows, thereby having an adverse effect on our financial condition, results of operations, and per share trading price of our common shares.

The $500,000 of indemnity funds will be placed in a non-interest bearing escrow account and we are free to invest the $500,000 in securities with certain limitations, which may result in a loss of investment.

Pursuant to the terms of the indemnity escrow agreement, the $500,000 will be placed in a non-interest bearing account; in addition, we are free to invest the escrowed indemnity funds in securities under certain limitations. Investments in securities carry the risk of the loss of capital. Depending upon the investment strategies employed and market conditions, the investment of the escrowed indemnity funds in securities may be adversely affected by unforeseen events involving such matters as political crises, changes in interest rates and forced redemptions of securities. Further, no guarantee or representation can be made that our investment strategy will be successful. Accordingly, we may lose all or some of our investment of the $500,000 and be unable to use a portion, or all of the escrowed indemnity funds, on our business, which will adversely impact our financial condition.

Our employees, officers and/or directors will control a sizeable amount of our common shares, limiting your influence on shareholder decisions.

Upon the conclusion of this offering, our employees, officers and/or directors will, in the aggregate, beneficially own approximately 40% of our outstanding shares, based on the number of shares held by them as of June 30, 2016. As a result, our employees, officers and directors will possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering. See “Principal Stockholders.”

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As the rights of stockholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our Amended and Restated Memorandum and Articles of Association, the British Virgin Islands Business Companies Act, 2004 (the “BVI Act”), and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority stockholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

As a result of all of the above, holders of our shares may have more difficulty protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company. For a discussion of material differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital – Differences in Corporate Law.”

British Virgin Islands companies may not be able to initiate shareholder derivative actions in a federal court of the United States and may have to proceed with such action in the British Virgin Islands, thereby limiting shareholders’ ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States and may have to proceed with such action in the British Virgin Islands. The circumstances in which any such action may be brought, and the procedures and defenses that may be available with respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, in our case, our Memorandum and Articles of Association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the Memorandum and Articles.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s Memorandum and Articles of Association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

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We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements and we do not intend to file quarterly reports. We will not be required to disclose detailed individual executive compensation information and we do not intend to disclose detailed executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime and we do not intend to file Section 16 reports for officers and directors.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we do plan to disclose material information to all investors at this time. In addition, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus, including under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

●	the timing of the development of future business;

●	projections of revenue, earnings, capital structure and other financial items;

●	statements regarding the capabilities of our business operations;

●	statements of expected future economic performance;

●	statements regarding competition in our market; and

●	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss our known material risks under the heading “Risk Factors” above. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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USE OF PROCEEDS

After deducting the placement fee and estimated expenses of this offering payable by us, we expect net proceeds from this offering of approximately $13.7 million. The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the offering proceeds in China until remittance is completed. See “Risk Factors – We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take a number of months.”

We intend to use the net proceeds of this offering as follows after we complete the remittance process:

●	approximately $6.0 million for working capital of Beijing REIT and REIT Changjiang for the purchase of raw materials, marketing and research and development;

●	approximately $4.3 million for acquisitions of other complimentary businesses, technologies or other assets. However, we have no current understandings, agreements or commitments for any specific material acquisitions at this time;

●	approximately $2.9 million for the new plant construction for REIT Xinyi;

●	approximately $500,000 in escrow for indemnity claims of the Placement Agent, which sum could be returned to us after two years from the date of this offering; and

●	the balance for additional working capital.

The precise amounts and percentage of proceeds we devote to particular categories of activity, and their priority of use, will depend on prevailing market and business conditions as well as on the nature of particular opportunities that may arise from time to time. Accordingly, we reserve the right to change the use of proceeds that we presently anticipate and describe herein. Pending remitting the offering proceeds to China, we intend to invest our net proceeds in short-term, interest bearing, and investment-grade obligations. These investments may have a material adverse effect on the U.S. federal income tax consequences of an investment in our common shares. It is possible that we may become a passive foreign investment company for U.S. federal income taxpayers, which could result in negative tax consequences to you. These consequences are discussed in more detail in “Material Tax Matters Applicable to U.S. Holders of Our Common Shares.”

Indemnification Escrow Agreement

We have agreed with the placement agent to establish an escrow account in the United States and to fund such account with $500,000 from this offering that may be utilized by the placement agent to fund any bona fide indemnification claims of the placement agent arising during a two-year period following the offering. The escrow account will not be interest bearing, and we will be free to invest the assets in certain securities during the two-year period. All funds that are not subject to an indemnification claim will be returned to us after the two-year period expires.

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DIVIDEND POLICY

We have never declared or paid any cash dividends on our common shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board of directors may deem relevant.

Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital.

If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from Beijing REIT. Current Chinese regulations permit our China Operating Companies to pay dividends to REIT Holdings only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Beijing REIT is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our subsidiaries in China are required to set aside statutory reserves and have done so.

In addition, pursuant to the China Enterprise Income Tax Law (“EIT Law”) and its implementation rules, dividends generated after January 1, 2008 and distributed to us by Beijing REIT are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the Chinese central government and governments of other countries or regions where the non-Chinese-resident enterprises are incorporated.

Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations in China may be used to pay dividends to our company.

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EXCHANGE RATE INFORMATION

Our business is conducted in China, and the financial records of the China Operating Companies are maintained in RMB, their functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of income using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive income. The consolidated balance sheet amounts, with the exception of equity at December 31, 2015 and 2014 were translated at RMB 6.4917 and RMB 6.1484 to $1.00, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of income and cash flows for the years ended December 31, 2015 and 2014 were RMB 6.2288 and RMB 6.1458 to $1.00, respectively.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On [●], the Forex exchange rate was RMB [●] to $1.00. We do not currently engage in currency hedging transactions.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

Forex Exchange Rate

 The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	(RMB per U.S. Dollar)
	Period End	Average (1)

2010	6.5916	6.7690

2011	6.3540	6.4633

2012	6.3090	6.3115

2013	6.1090	6.1938

2014	6.1484	6.1458

2015	6.4917	6.2288

	(RMB per U.S. Dollar)
	Period High	Period Low

June 2016	6.6478	6.5608

July 2016	6.6962	6.6381

August 2016	6.6790	6.6280

September 2016	6.6875	6.6627

October 2016	6.7808	6.6670

November 2016	6.9228	6.7586

(1)	Annual averages were calculated by using the average of the midpoint exchange rate of each day during the relevant year.

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The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30, 2016	June 30, 2015

Period-end spot rate	US$1=RMB 6.6445	US$1= RMB 6.1996

Average rate	US$1=RMB 6.5402	US$1= RMB 6.2189

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CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2016 on an actual basis and on a pro forma as adjusted basis giving effect to the sale of 3,200,000 shares at an assumed initial public offering price of $5.00 per share, the midpoint of the offering price range on the cover page of this prospectus, and to reflect the application of the proceeds after deducting the placement fee and estimated offering expenses payable by us.

You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital.”

Pre- and Post-Offering Capitalization

June 30, 2016

	Actual	Pro Forma As Adjusted(1)

Long term bank loans, including current portion	$11,264,538	$11,264,538
Common shares, $0.001 par value; 200,000,000 shares authorized; 10,000 shares issued and outstanding, actual; 3,210,000 shares issued and outstanding, pro forma as adjusted	10	32
Additional paid-in capital	19,569,218	35,566,018
Statutory reserve	624,798	624,798
Accumulated deficit	(1,168,178)	(1,168,178)
Accumulated other comprehensive loss	(837,944)	(837,944)
Total RETO Eco Solutions, Inc. stockholders’ equity	18,187,904	34,184,726
Noncontrolling interest	3,025,001	3,025,001
Total stockholders’ equity	21,212,905	37,209,727
Total capitalization	$32,477,443	$48,474,265

(1)	A $1.00 increase (or decrease) in the assumed initial public offering price of $5.00 per share would increase (or decrease) additional paid-in capital, total stockholders’ equity and total capitalization by $3.2 million, assuming that the number of shares offered by us on the cover page of this prospectus remains the same, and after deducting the placement fee.

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DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per common share and the pro forma net tangible book value per common share after the offering. Dilution results from the fact that the per common share offering price is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding common shares. Our net tangible book value attributable to shareholders at December 31, 2015 was $13,051,977 or approximately $      per common share. Net tangible book value per common share as of December 31, 2015 represents the amount of total tangible assets less goodwill, acquired intangible assets and total liabilities, divided by the number of common shares outstanding.

Upon completion of this offering, our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after December 31, 2015, will be approximately $    or $    per common share. This would result in dilution to investors in this offering of approximately $    per common share or approximately     % from the assumed offering price of $5.00 per common share the midpoint of the offering price range on the cover page of this prospectus. Net tangible book value per common share would increase to the benefit of present shareholders by $      per share attributable to the purchase of the common shares by investors in this offering.

The following table sets forth the estimated net tangible book value per common share after the offering and the dilution to persons purchasing common shares based on the foregoing offering assumptions.

Post-Offering(1)
Assumed offering price per common share		$5.00
Net tangible book value per common share before the offering	$
Increase per common share attributable to payments by new investors	$
Pro forma net tangible book value per common share after the offering	$
Dilution per common share to new investors	$

(1)	Assumes net proceeds of $ 13,680,000 from offering of common shares, calculated as follows: $16,000,000 offering, less underwriting discount of $1,280,000, non-accountable expense allowance of $ 240,000 and offering expenses of $800,000.

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POST-OFFERING OWNERSHIP

The following table illustrates our pro forma proportionate ownership, upon completion of the offering, by present shareholders and investors in this offering, compared to the relative amounts paid by each. The table reflects payment by present shareholders as of the date the consideration was received and by investors in this offering at the assumed initial public offering price of $5.00, the midpoint of the offering price range on the cover page of this prospectus, before deducting the placement fee and estimated offering expenses payable by us. The table further assumes no changes in net tangible book value other than those resulting from the offering.

	Shares Purchased			Total Consideration		Average Price
	Amount (#)		Percent (%)	Amount ($)	Percent (%)	Per Share ($)

Existing shareholders	19,540,000	(1)	86%	11,257,510	41%	0.58
New investors	3,200,000		14%	16,000,000	59%	5.00
Total	22,740,000		100%	27,257,510	100%	1.20

A $1.00 increase (or decrease) in the assumed initial public offering price of $5.00 per share would increase (or decrease) total consideration paid by new investors by $3.2 million, assuming that the number of shares offered by us on the cover page of this prospectus remains the same.

(1) Includes the 19,530,000 common shares issued subsequent to June 30, 2016 as part of our reorganization.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the “Risk Factors” section.

Overview of Company

We are a manufacturer and distributor of eco-friendly construction materials (aggregates, bricks, pavers and tiles), made from mining waste (iron tailings) and fly-ash, as well as equipment used for the production of these eco-friendly construction materials. In addition, we provide project implementation and construction of urban ecological environments including those for the purpose of capturing, controlling and reusing rainwater, commonly called “sponge cities.” We also provide parts, engineering support, consulting, technical advice and service, and other project-related solutions for our manufacturing equipment and environmental protection projects. We mainly conduct our operations in China through our wholly owned subsidiary, Beijing REIT and its subsidiaries in China.

Beijing REIT was established on May 12, 1999 under the laws of China, with the registered capital of RMB 24 million (approximately $3.5 million) and additional paid in capital of RMB 100 million (approximately $15.4 million) contributed by four individual shareholders. Over the years, Beijing REIT has established several other wholly-owned subsidiaries consisting of: Gu’an REIT incorporated on May 12, 2008; REIT Municipal incorporated on April 24, 2014; Ruirong incorporated on May 12, 2014; Dingxuan incorporated on October 17, 2014; and REIT US incorporated in the United States on February 27, 2014. Gu’an REIT is the main operating entity focusing on the development, manufacture and distribution of specialized equipment to manufacture construction materials, while the other four subsidiaries are relatively new and have limited activities.

REIT Changjiang was incorporated in Hainan Province, China, on November 22, 2011 with the original registered capital of RMB 100 million (approximately $16 million). REIT Changjiang is owned 84.32% percent by Beijing REIT and 15.68% by Venture Business International (“VBI”), a British Virgin Islands company. REIT Changjiang is engaged in hauling and processing construction and mining waste, with which it produces recycled aggregates, bricks, pavers and tiles for environmental-friendly uses.

On June 1, 2015, REIT Construction was incorporated as a wholly-owned subsidiary of REIT Changjiang.

On July 14, 2015, Beijing REIT established a new subsidiary, REIT Xinyi. Beijing REIT owns a 70% equity interest in REIT Xinyi, and a minority shareholder owns the remaining 30%.

In February 2016, Beijing REIT established a joint venture, REIT India, together with a third-party, Q GREEN, an Indian company. Total registered capital of REIT India is $100,000, wherein Beijing REIT owns 51% equity interest, with the remaining 49% owned by Q GREEN. The Company expects to expand its business in the Indian market through this joint venture.

Our business consists of four business segments, including construction materials production and distribution, machinery and equipment production and sales, municipal construction projects and technological consulting and other services, which accounted for 57%, 40%, 1% and 2% of our total revenue for the six months ended June 30, 2016 and 41%, 46%, 9% and 4% of our total revenue respectively for the six months ended June 30 2015. Our environmentally-friendly construction materials are made from mining waste (iron tailings) and fly-ash and are used for ground works, landscaping, hydraulic engineering projects and wall projects. Our production facilities include factories operated by REIT Changjiang and Gu’an REIT, and we will build a new manufacturing plant for REIT Xinyi in the near future. We have 34 registered patents in China and have 27 ongoing research and development projects that are crucial for our businesses. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent, as evidenced by the minimal impact that has resulted from the expiration of seven of our patents over the last four years.

The equipment and machinery we manufacture mostly consists of large-scale automatic environmental protection equipment with hydraulic integration, which can be used to produce various types of eco-friendly construction materials and meet the needs of various ecological projects. In addition, we have entered into the urban ecological construction (sponge cities) business which includes design, and construction for urban ecological environments. This business focuses on resource utilization of solid wastes and urban ecological construction

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Our domestic customers are located throughout China and our international customers are mainly located in Asia, the Middle East, North Africa and North America. Sales to customers in China and internationally accounted for approximately 94% and 6% for the six months ended June 30, 2016, and approximately 90% and 10% of the total sales in the year ended December 31, 2015 and approximately 83% and 17% in the year ended December 31, 2014. As of November 30, 2016, our products were sold in more than 10 countries.

Our primary raw materials in production of construction materials are from iron ore refining, concrete and steel. Our cost of raw material is relatively stable in recent years. Cost of revenues mainly includes costs of raw materials, costs of direct labor, utilities, depreciation expenses and other overhead costs.

Factors Affecting Our Results of Operations

Government Policy May Impact our Business and Operating Results.

Our business and operating results are affected by China’s overall economic growth and government policy, especially policy for construction, real estate development and environmental protection. Unfavorable changes in government policies (as well as government policies affecting our customers) could affect the demand for our products and could materially and adversely affect our results of operations. Our products are currently not subject to the government restrictions in China. However, any future changes in the government’s policy upon the manufacturing industry may have a negative effect on our business.

Our revenue will suffer if we lose major customers

Our construction materials are mainly sold to construction companies and we contracted with municipal governments for our municipal construction projects. For the six months ended June 30, 2016, two customers Hainan Luobidong Industrial Co., Ltd. and Chichengguo Green Construction Materials Co., Ltd. accounted for approximately 12% and 10% of the Company’s total revenue respectively. For the year ended December 31, 2015 and 2014, no customer accounted for more than 10% of the Company’s total revenue. As of June 30, 2016 and December 31, 2015, one customer accounted for 13% and 12% of the total outstanding accounts receivable balance, respectively. Should we lose any large scale customers in the future and are unable to offset any such loss with increased sales to existing customers or sales to new customers, our revenues will suffer.

Product innovation has significant impact on our revenue and profit

Our construction materials are eco-friendly. We strive to produce the most advanced products for our customers. Our customers’ needs for eco-friendly construction materials and the equipment used to produce these materials is constantly evolving. If our research and development efforts are not sufficient to adapt to the change in technology in the industry, our products may not meet the needs of our customers and compete within the industry.

Results of Operations

Six months ended June 30, 2016 and 2015

The following table summarizes the results of our operations during the six months ended June 30, 2016 and 2015, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, in thousands of U.S. dollars)

	June 30, 2016		June 30, 2015
Statement of Operations Data:	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$13,497	100%	$8,230	100%	$5,267	64%
Cost of goods sold	7,124	53%	4,825	59%	2,299	48%
Gross profit	6,373	47%	3,405	41%	2,968	87%
Operating expenses
Selling expenses	546	4%	957	12%	(411)	-43%
General and administrative expenses	1,520	11%	1,082	13%	438	40%
Research and development expense	189	1%	209	3%	(20)	-10%
Total operating expenses	2,255	17%	2,248	27%	7	0%
Income from operations	4,118	31%	1,157	14%	2,961	256%
Other income (expenses)
Interest expense	(728)	-5%	(807)	-10%	79	-10%
Other income	39	0%	70	1%	(31)	-44%
Total other expenses, net	(689)	-5%	(737)	-9%	48	-7%
Income before income taxes	3,429	26%	420	5%	3,009	716%
Provision for income taxes	(835)	-6%	(65)	-1%	(770)	1185%
Net income	$2,594	19%	$355	4%	$2,239	631%

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Revenues. Revenues increased by approximately $5.3 million, or 64%, to approximately $13.5 million for the six months ended June 30, 2016 from approximately $8.2 million for the six months ended June 30, 2015. The increase in net sales was driven by increased sales volume of the environmental-friendly construction materials and increased sales of our machinery and equipment products.

Revenue by Business Segment

(All amounts, other than percentages, in thousands of U.S. dollars)

	June 30, 2016		June 30, 2015		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Machinery and Equipment	$5,362	40%	$3,815	46%	$1,547	41%
Construction materials	7,770	57%	3,352	41%	4,418	132%
Municipal construction	72	1%	739	9%	(667)	-90%
Technological consulting services	293	2%	324	4%	(31)	-10%
Total	$13,497	100%	$8,230	100%	$5,267	64%

Machinery and Equipment

Revenue from machinery and equipment increased by $1.5 million, or 41%, from $3.8 million for the six months ended June 30, 2015 to $5.3 million for the six months ended June 30, 2016. The sales increased mainly due to the following factors:

(a)            In February 2016, our subsidiary, REIT India, established a joint venture with Q GREEN. We expanded into the Indian market through this joint venture. The Indian market has contributed to approximately $330,000 revenue for the six months ended June 30, 2016;

(b)           We sold 27 production lines to customers during the six months ended June 30, 2016, compared to 9 production lines sold during the six months ended June 30, 2015. The increase is mainly due to increased customer demand for our new machinery model released in 2016, which has higher capacity compared to our prior models, with more automated functions. Sales of this new model contributed $1.82 million sales for the six months ended June 30, 2016. We expect the sales of this new model will keep increasing our sales in the following months; and

(c)             Sales of our traditional model decreased slightly by $0.6 million due to the distribution of our new model discussed in (b).

Construction materials

Sales of our environmental-friendly construction materials increased by $4.4 million or 132% for the six months ended June 30, 2016 as compared to six months ended June 30, 2015. The increase in our revenue in this segment was largely due to increased sales volume and an increased number of customers. In addition, we started to provide customized construction material products to meet customers’ demands, which also helped us to generate more revenue in this segment. We increased our efforts in the first half of 2016 to develop new customers outside of Haikou City in Hainan Province and also developed wholesale customers other than construction companies. In 2016, we added 10 new customers in extended geographic areas, such as Sanya City, which is one of the largest tourist cities located in Hainan Province, which contributed to $1.19 million sales. Our new wholesale customers contributed to $1.23 million sales for the six months ended June 30, 2016.

Municipal construction

Municipal construction includes such projects as sponge city projects, sewage pipeline construction, public plaza construction, and landscaping. Our environmental-friendly construction materials such as brick and block may be used in these municipal construction projects as required by local governments. Revenue from municipal construction projects decreased by $0.7 million for the six months ended June 30, 2016 as compared to the same period of 2015. Revenue from municipal construction

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projects is recognized based on percentage of completion method. For the six months ended June 30, 2016, we only had one ongoing project, with a contract price of $240,000 and 30% of this project had been completed and recognized as revenue for the six months ended June 30, 2016. In contrast, for the six months ended June 30, 2015, we had 2 projects on hand and we completed 100% and 30%, respectively of these two projects for the six months ended June 30, 2015, which led to higher amount of revenue recognized as compared to six months ended June 30, 2016.

Technological consulting services

We started to provide environmental-protection related consulting services to customers in the second half of 2015. Our subsidiaries Beijing REIT and Dingxuan provided such services to customers by assisting them in planning the environmental-protection projects, providing market research and feasibility reports reviewing and assisting customers to finalize the design, installation, testing and inspection, as well as providing employee training services. For the six months ended June 30, 2016, consulting service revenue was $293,000 compared to $324,000 in the same period in 2015. Our consulting service agreements with our customers range from approximately $100,000 to $250,000 per agreement.

Cost of goods sold. Our cost of goods sold increased by approximately $2.3 million or 48% to approximately $7.1 million for the six months ended June 30, 2016 from approximately $4.8 million for the six months ended June 30, 2015. The increase in cost of goods sold was due to increased sales volume in our construction materials and equipment and machinery for the six months ended June 30, 2016. We incurred more raw material costs, labor costs and overhead costs to produce these products to meet customers demand and fulfill the sales orders. As a percentage of revenues, the cost of goods sold decreased by approximately 6% to 53% in six months ended June 30, 2016 from 59% in six months ended June 30, 2015, which was mainly attributable to more revenue being generated from our construction materials segment, which is characterized by lower costs and higher gross margin than our machinery and equipment segment. In addition, we started to provide customized construction material products to meet customers’ demands, which also helped us to generate more revenue in this segment and enabled us to charge higher prices to customers for these tailored products.

Gross profit. Our gross profit increased by approximately $3.0 million, or 87%, to approximately $6.4 million for the six months ended June 30, 2016 from approximately $3.4 million for the six months ended June 30, 2015. Gross profit margin was 47% for the six months ended June 30, 2016, as compared with 41% for the six months ended June 30, 2015. The increase in gross profit margin by 6% was primarily attributable to change of our sales mix. For the six months ended June 30, 2016, 57% of our total revenue was generated from sales of our environmental-friendly construction materials, which are characterized by lower costs and higher gross margin than our machinery and equipment segment. For the same period of 2015, only 41% of our total revenue was generated from this segment.

Our cost and gross profit by segments are as follows:

(All amounts, other than percentages, in thousands of U.S. dollars)

	Six months ended June 30, 2016		Six months ended June 30, 2015		Variance
	Cost	Gross Profit %	Cost	Gross Profit %	Cost Increase (Decrease)	Gross Profit % Increase (Decrease)
Machinery and equipment	$2,817	47%	$2,085	45%	$732	4%
Construction material	4,090	47%	2,095	38%	1,995	10%
Municipal construction	35	53%	492	33%	(458)	20%
Technological consulting services	182	38%	153	53%	29	(15)%
Total	$7,124	47%	$4,825	41%	$2,299	6%

Cost of goods sold for machinery and equipment products increased by approximately $0.7 million to approximately $2.8 million for the six months ended June 30, 2016 as compared to $2.1 million for the six months ended June 30, 2015. Gross profit margins for this segment were 47% and 45%, respectively for the six months ended June 30, 2016 and 2015. Machinery and equipment represented the second largest portion of our total sales for the six months ended June 30, 2015 and 2016. The gross margin increased by 4% which was due to increased sales from our new model RT with higher gross margin.

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Cost of goods sold for construction materials was approximately $4.1 million for the six months ended June 30, 2016 compared to approximately $2.1 million for the six months ended June 30, 2015. The gross profit margin for this segment was approximately 47% for the six months ended June 30, 2016 as compared to 38% for the six months ended June 30, 2015. The gross margin increase is mainly due to the development of customized products to meet customers’ demands; in which we can charge higher selling price for products sold. This led to higher profit margin in this segment. For the six months ended June 30, 2016, the sales of customized construction material products accounted for 57% of the total construction material sales. The average gross margin of the customized products was 53%. In addition, economies of scale also lowered our fixable cost per unit when the sales of construction materials increase. For the six months ended June 30, 2016, overhead expense increased by only $91,000 when sales increased by $4.4 million.

Cost of goods sold for the municipal construction project segment was $35,000 and $500,000 for the six months ended June 30, 2016 and 2015, respectively. Gross profit margin was 53% and 33%, respectively for the six months ended June 30, 2016 and 2015. For construction projects, revenue is recognized based on the percentage of completion and estimated total costs to complete the projects. The gross margin varies from project-to-project. For example, the project term, complexity and materials used can lead to different gross margins. We had one project in six months ended June 30, 2016 with gross margin of 53%. In the same period of 2015, we had two projects with gross margin of 58% and 31%, respectively.

We started our technological consulting service business in 2015. This segment is characterized by lower overhead costs and higher profit margin because primary costs are labor costs. Cost of goods sold for consulting services increased by $29,000 when comparing six months ended June 30, 2016 to the same period of 2015. The increase in cost of goods sold was primarily due to increased salary and commissions paid to technical consulting personnel involved in the projects, affected by general inflation to a certain extent. As a result, revenue decreased by approximately $32,000 while costs increased by $29,000, gross margin in this segment decreased by 15% from 53% for the six months ended June 30, 2015 to 38% for the six months ended June 30, 2016.

Selling expenses.  Selling expenses decreased by $411,000 to approximately $546,000 for the six months ended June 30, 2016 as compared to approximately $1.0 million for the six months ended June 30, 2015. As a percentage of sales, our selling expenses were 4% and 12% of total revenues for the six months ended June 30, 2016 and 2015, respectively. The decrease in selling expenses was primarily attributable to the following factors:

(a)           decrease of sales commission of $143,000 for the six months ended June 30, 2016 as compared to the same period in 2015 due to the change of distribution strategy in international markets. Prior to 2016, we had our own sales force sell our equipment and machinery products to international markets, which caused us to incur significant amount of sales commissions paid to these sales personnel. Beginning in 2016, we sold our products internationally to wholesalers, which lowered our commission costs. In addition, our sales in international markets decreased significantly from 2015, which also led to the decrease of commission expense;

(b)           shipping and handling expenses decreased by $134,000 in our construction materials segment for the six months ended June 30, 2016 as compared to the same period in 2015. Prior to 2016, we paid the majority of shipping and handling expenses. Beginning in 2016, we requested the majority of our customers to provide their own shipping. During the six months ended June 30, 2016, many local customers picked up the products from our REIT Changjiang factory directly or paid the shipping fee, resulting in further reductions in our shipping and handling costs.

General and administrative expenses.  Our general and administrative expenses increased by approximately $0.4 million or 40%, to approximately $1.5 million for the six months ended June 30, 2016 from approximately $1.1 million for the six months ended June 30, 2015. As a percentage of revenues, general and administrative expenses were 11% and 13% of our total revenues for the six months ended June 30, 2016 and 2015, respectively. The increase was primarily attributable to the increase in bad debt expense of $390,000 for the six months ended June 30, 2016 because management reassessed the collectability of certain past due accounts, receivable and advances to suppliers when some of our customers and suppliers’ financial situations were negatively affected by the slow-down in the Chinese economy, which led to the collection of certain aged account receivables and advances to suppliers becoming remote.

Research and development expenses.  Our research and development expenses decreased approximately $20,000 to approximately $190,000 for the six months ended June 30, 2016 as compared with approximately $210,000 for the six months ended June 30, 2015.

Interest income (expense).  Our interest expense (net) decreased by approximately $79,000, to approximately $728,000 for the six months ended June 30, 2016, from approximately $807,000 for the six months ended June 30, 2015.

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The average interest rates for our outstanding loans for the six months ended June 30, 2016 and 2015 were 6.8% and 7.8%, respectively. At the time of loan applications, different commercial banks determine loan interest rates based on various factors, including general economic conditions in China, internal bank lending policies, the applicant’s credit standing and relative bargaining power. In August 2015, People’s Bank of China has lowered its prevailing interest rate. For one year commercial loans, interest rate decreased by 0.25% to 5.35%. As a result, the interest rate for our average outstanding loan in 2016 was lower than in 2015.

The bank loan balance as of June 30, 2016 and December 2015 were $16.8 million and $18.0 million respectively. The average amounts of loan outstanding for the six months ended June 30, 2016 and 2015 were $17.4 million and $19.1 million, respectively. We borrow from commercial banks based on our working capital conditions and forecast of business needs. The average amount of loan outstanding for the six months ended June 30, 2016 was slightly lower than the same period in 2015 because we partially financed our working capital needs from shareholder loans and from our cash from operating activities.

We do not pay interest on our outstanding notes payable, but do pay a bank fee. The bank charge is usually 0.05% of the notes payable issued. For the six months ended June 30, 2016 and 2015, bank charges related to notes payable were immaterial.

Income before income taxes   Our income before income taxes was approximately $3.4 million for the six months ended June 30, 2016, an increase of approximately $3.0 million as compared with approximately $0.4 million for the six months ended June 30, 2015. The increase was primarily attributable to increased sales and gross margin and decreased selling expense, offset by the increased general and administrative expense as discussed above.

Provision for income taxes   Our provision for income taxes was approximately $835,000 for the six months ended June 30, 2016, an increase of approximately $770,000 from approximately $65,000 for the six months ended June 30, 2015. The increase in income tax provision was a result of increased taxable income for the periods indicated. The effective tax rates were 24.2% and 15.6% for the six months ended June 30, 2016 and 2015, respectively. The increase in effective tax rate is mainly due to the decreased benefit arising from tax holiday and favorable tax rates. Before January 1, 2016, the products manufactured by REIT Changjiang qualified as special eco-friendly construction materials, as a result, 10% of its revenue was exempted from income tax. This favorable income tax policy expired on December 31, 2015. Beginning on January 1, 2016, REIT Changjiang is subject to 25% income tax rate as a result of local government’s tax policy adjustment.

Years Ended December 31, 2015 and 2014

The following table summarizes the results of our operations during the fiscal years ended December 31, 2015 and 2014, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2015		2014
Statement of Operations Data:	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$17,384	100%	$13,764	100%	$3,620	26%
Cost of goods sold	9,265	53%	8,002	58%	1,263	16%
Gross profit	8,119	47%	5,762	42%	2,357	41%
Operating expenses
Selling expenses	1,462	8%	1,432	10%	30	2%
general and administrative expenses	2,608	15%	2,199	16%	409	19%
research expense	458	3%	629	5%	(171)	-27%
Total operating expenses	4,528	26%	4,260	31%	268	6%
Income from operations	3,591	21%	1,502	11%	2,089	139%
Other income (expenses)
Interest expense, net	(1,032)	-6%	(1,071)	-8%	39	-4%
Other income, net	93	1%	445	3%	(352)	-79%
Total other income (expenses)	(939)	-5%	(626)	-5%	(313)	50%
Income before income taxes	2,652	15%	876	6%	1,776	203%
Provision for income taxes	(296)	-2%	(208)	-2%	(88)	42%
Net income	$2,356	14%	$668	-5%	$1,688	253%

Revenues.  Revenues increased by approximately $3.6 million, or 26%, to approximately $17.4 million in 2015 from approximately $13.8 million in 2014. The increase in revenues was driven by increased sales volume of the environmental-friendly construction materials and increased revenue from providing consulting services to customers who are involved in the environmental-protection projects.

Revenue by Business Segment

(All amounts, other than percentages, in thousands of U.S. dollars)

	2015		2014		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Machinery and Equipment	$6,549	38%	$7,182	52%	$(633)	-9%
Construction materials	7,941	46%	5,638	41%	2,303	41%
Municipal construction	1,250	7%	944	7%	306	32%
Technological consulting services	1,644	9%	—	—%	1,644	100%
Total	$17,384	100%	$13,764	100%	$3,260	26%

Machinery and Equipment

Revenue from machinery and equipment slightly decreased by $0.63 million, or 9%, from $7.2 million in 2014 to $6.5 million in 2015. The sales in domestic markets in China were consistent in these two years. Products sold to international markets decreased by RMB 5 million or $0.8 million mainly due to decreased sales in the Libya market in 2015. Affected by the political and military tensions in Libya, we did not generate sales revenue from the Libya market in 2015. We are looking forward to expanding our market shares in India through our joint venture established in early 2016.

Construction material

Sales of our environmental-friendly construction materials increased by $2.3 million or 41% in 2015 as compared to 2014. In late 2014, we started several sponge city projects in Changjiang County, Hainan Province. As part of these sponge city projects, our environmental-friendly construction materials were successfully used in the construction of a brand new ecological friendly community.

Municipal construction

Municipal construction includes such projects as sponge city projects, sewage pipeline construction, public plaza construction, and landscaping. Our environmental-friendly construction materials such as brick and block may be used in these municipal construction projects as required by local government. Revenue from municipal construction projects increased by $0.3 million in 2015 as compared to 2014. Such revenue is recognized based on percentage of completion method. In 2014 and 2015, the number of projects were consistent, the slight increase of such revenue is due to the timing and status of the projects.

Technological consulting services

We started to provide environmental-protection related consulting services to customers in the second half of 2015. Our subsidiaries Beijing REIT and Dingxuan provided such services to customers by assisting them in planning the environmental-protection projects, providing market research and feasibility reports reviewing and assisting customers to finalize the design, installation, testing and inspection, as well as providing employee training services. Consulting service revenue increased by $1.6 million in 2015 as compared to 2014. For the year ended December 31, 2015, we had 20 consulting service agreements with our customers with contract price ranges from approximately $100,000 to 250,000 per agreement.

Cost of goods sold. Our cost of goods sold increased by approximately $1.3 million or 16% to approximately $9.3 million in 2015 from approximately $8.0 million in 2014. The increase in cost of goods sold was due to increased sales volume in our construction material segment, we incurred more raw material costs, labor costs and overhead costs to produce construction brick and blocks to meet customers demand and fulfill the sales orders. As a percentage of revenues, cost of goods sold decreased by approximately 5% to 53% in 2015 from 58% in 2014, which was mainly attributable to the lower costs and higher gross margin from our technological consulting services business started in 2015.

Gross profit. Our gross profit increased by approximately $2.4 million, or 41%, to approximately $8.1million in 2015 from approximately $5.7 million in 2014. The increase in gross profit was due to increased sales volume of our environmental-friendly construction materials and lower overhead costs of our technological consulting services. Gross profit margin was 47% in 2015, as compared with 42% in 2014. The increase in gross profit margin by 5% was primarily attributable to the lower costs and higher gross margin from our technological consulting services business started in 2015. In 2015, consulting revenue accounted for 9% of total sales, compared to 0% in 2014, which has a 79% gross margin among all our products and services.

Our cost and gross profit by segments are as follows:

(All amounts, other than percentages, in thousands of U.S. dollars)

	2015		2014		Variance
	Cost	Gross Profit %	Cost	Gross Profit %	Cost Increase (Decrease)	Gross Profit % Increase (Decrease)
Machinery and equipment	$3,349	49%	$3,801	47%	$(452)	2%
Construction material	4,840	39%	3,726	34%	1,114	5%
Municipal construction	726	42%	475	50%	251	(8)%
Technological consulting services	350	79%	—	—	350	79%
Total	$9,265	47%	$8,002	42%	$1,263	5%

Cost of goods sold for machinery and equipment products decreased by approximately $0.4 million to approximately $3.3 million in 2015 as compared to $3.8 million in 2014. Gross profit margins were 49% and 47%, respectively in 2015 and 2014. Machinery and equipment represented the largest portion of sales in 2014 and second largest portion of sales in 2015.  The decrease in cost of goods sold is mainly due to the decreased revenue in 2015. The gross margin increase by 2% was considered as normal fluctuation in our business operations in this segment.

Cost of goods sold for construction materials was approximately $4.8 million in 2015 as compared to approximately $3.7 million in 2014. The gross profit margin was approximately 39% in 2015 compared to 34% in 2014. The gross margin increase is mainly due to the economies of scale where we would lower our fixable cost per unit when the sales increase. In 2015, overhead expense increased by only $172,000 when revenue increased by $2.3 million.

Cost of goods sold for municipal construction project segment was $0.7 million and $0.5 million in 2015 and 2014, respectively. Gross profit margin was 42% and 50%, respectively in 2015 and 2014. For construction projects, revenue is recognized based on the percentage of completion and estimated total costs to complete the projects. The gross margin, or the cost to revenue ratio fluctuates when projects are making progress. The gross margin of one of the projects started in 2014 and completed in 2015 decreased by12% from 35% in 2014 to 23% in 2015 due to the change of estimates.

We started our technological consulting service business in 2015. This segment is characterized as lower overhead cost and higher profit margin because primary costs are labor costs. We expect that the gross profit in this segment to be consistent in future periods.

Selling expenses.  Selling expenses increased by approximately $30,000 to approximately $1.46 million in 2015 compared to approximately $1.43 million in 2014. As a percentage of sales, our selling expenses were 8% and 10% of revenues in 2015 and 2014, respectively. The increase in selling expenses is consistent with the increase of revenues. The decrease of the percentage of sales was due to decrease of travelling expense, sales commissions and brokerage fees paid related to sales of our machinery and equipment products in international markets. In 2015, due to international political climate and military tension in several of our target markets, such as Libya, our machinery and equipment products sold in international markets decreased by approximately 30% as compared to 2014.

General and administrative expenses.  Our general and administrative expenses increased by approximately $0.4 million or 19%, to approximately $2.6 million in 2015 from approximately $2.2 million in 2014. As a percentage of revenues, general and administrative expenses were 15% and 16% in 2015 and 2014, respectively. The increase was primarily attributable to the following factors:

(a)       an increase in rent expenses of approximately $136,700 in 2015 due to increased rent expense from REIT U.S and Dingxuan to expand our business operations;

(b)       an increase in bad debt expense of $255,400 because management reassessed the collectability of certain past due accounts receivable and advances to suppliers when some of our customers and suppliers’ financial situations were negatively affected by the slow-down in the Chinese economy, which led to the collection of certain aged accounts receivables and advances to suppliers becoming remote.

Research and development expenses.  Our research and development expenses decreased approximately $171,000 to approximately $0.46 million in 2015 as compared to approximately $0.63 million in 2014. We incurred higher research and development expense in 2014 to improve our production capability on the environmental-friendly construction materials. We expect the research and development expense to increase, as we continue to conduct research and development activities.

Interest income (expense).  Our interest expense (net) decreased by approximately $39,000, to approximately $1.03 million in 2015, from approximately $1.07 million in 2014. The average interest rates for our average outstanding loans in 2015 and 2014 were 7.4% and 8.08%, respectively. At the time of loan applications, different commercial banks determine loan interest rates based on various factors, including general economic conditions in China, internal bank lending policies, the applicant’s credit standing and relative bargaining power. From 2014 to 2015, People’s Bank of China has gradually lowered its prevailing interest rate. For one-year commercial loans, interest rate decreased from 5.83% in the beginning of 2014 to 4.3% as of October 24, 2015. As a result, the interest rate for our average outstanding loan in 2015 was lower than in 2014.

The bank loan balance as of December 31, 2015 and 2014 were $18.0 million and $21.3 million respectively. The average amounts of loan outstanding for 2015 and 2014 were $15.0 million and $19.6 million, respectively. We borrow from commercial banks based on our working capital conditions and forecast of business needs. The average amount of loan outstanding in 2015 was slightly lower than 2014 because we partially financed our working capital needs from shareholder capital contribution and started to use bank notes payable.

We do not pay interest on our outstanding notes payable, but do pay a bank fee. The bank charge is usually 0.05% of the notes payable issued. For the years ended December 31, 2015 and 2014, bank charges related to notes payable were immaterial.

Other income (expense).  Other income primarily includes government subsidy income and other income recognized when customers default on contracts. Other income was approximately $93,000 and $445,000 in 2015 and 2014, respectively. The decrease in other income was due to decreased government subsidy income and customer penalty income recognized in 2015. We expect our other income/expense to be minimal in the future.

Income before income taxes.   Our income before income taxes was approximately $2.65 million in 2015, an increase of approximately $1.76 compared with approximately $0.9 million in 2014. The increase was primarily attributable to increased sales and gross margin, offset by the increased general and administrative expense as discussed above.

Provision for income taxes.   Our provision for income taxes was approximately $296,000 in 2015, an increase of approximately $88,000 or 42% from approximately $208,000 in 2014. The increase in income tax provision was a result of increased taxable income for the periods indicated. The effective tax rates were 11% and 24% for 2015 and 2014, respectively. The decrease of the effective tax rate is mainly due to the increased benefit from tax holiday and favorable tax rates, which were $369,000 and $88,000 respectively, for the years ended December 31, 2015 and 2014.

B. Liquidity and Capital Resources

We are a holding company incorporated in the British Virgin Islands. REIT Holdings, our wholly owned subsidiary established in Hong Kong, owns Beijing REIT, which in turn owns our assets through its subsidiaries in China, India and the United States. We may need dividends and other distributions in equity from our subsidiaries, including the China Operating Companies to satisfy our liquidity requirements. Current Chinese regulations permit our China Operating Companies to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our China Operating Companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our China Operating

Companies may also allocate a portion of their after-tax profits based on Chinese accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. We have relied on direct payments of expenses by our subsidiaries (which generate revenues), to meet our obligations to date.

As of June 30, 2016 and December 31, 2015, we had outstanding loans of approximately $16.8 million and $18.0 million from various banks in China, respectively. To secure these debts, we have pledged our land use rights in Changjiang County, Hainan Province, as well as the buildings to our lenders. Our assets outside of China are not used as collateral.

Further, although instruments governing the current debts incurred by our China Operating Companies do not have restrictions on their abilities to pay dividend or make other payments to us, the lender may impose such restriction in the future. As a result, our ability to distribute dividends largely depends on earnings from our China Operating Companies and their ability to pay dividends out of their earnings. We cannot assure you that our China Operating Companies will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

As of June 30, 2016 and December 31, 2015, we had cash and cash equivalents of approximately $572,000 and $533,000, and restricted cash of approximately $150,000 and $154,000, respectively. We did not have any other short-term investments. As of June 30, 2016 and December 31, 2015, our current assets were approximately $13.5 million and $15.5 million, and our current liabilities were approximately $24.5 million and $22.3 million, which resulted in a current ratio of 0.55: 1 and 0.70:1, respectively. Total equity as of June 30, 2016 and December 31, 2015 was approximately $21.2 million and $19.1 million, respectively.

We have historically funded our working capital needs from operations, advance payments from customers, bank borrowings, capital contribution from shareholders and related-party loans. Presently, our principal sources of liquidity are generated from our operations, proceeds from our shareholders’ contributions, and loans and notes from commercial banks. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

Based on our current operating plan, we believe that our existing resources, including cash generated from operations, proceeds from shareholders’ contributions, bank loans, bank notes payable, and advances from suppliers will be sufficient to meet our working capital requirement for our current operations over the next twelve months. We expect to be able to refinance our short-term loans based on past experience and our good credit history. We do not believe failure to refinance our short term loans from certain banks will have a significant negative impact on our normal business operations. In addition, our related parties including our major shareholders and affiliate companies are willing to provide us financial support. However, we may have negative cash flow in the future, and our related parties may become unable or unwilling to provide us financial support as needed. If this occurs, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.

During the period from January 1, 2016 to June 30, 2016, we repaid approximately $6.1 million of bank loans upon maturity. We also borrowed approximately $5.4 million under new bank loans from various banks in China. Lack of sufficient financial support from local banks or our related parties could potentially affect our capital expenditure and expansion of business. Our failure to refinance any bank loan may have a significant negative impact on our normal business operations.

On August 2, 2016, as a part of the reorganization plan, the Company issued a total of 17,830,000 shares of its common stock to Beijing REIT’s shareholders at $0.25 per share for additional capital injection of $4,457,500. We will use the additional paid-in capital to pay for our expansion as well as for the working capital needs.

Six Months Ended June 30, 2016 and 2015

The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	June 30, 2016	June 30, 2015
Net cash provided by (used in) by operating activities	$4,223	$(1,036)
Net cash used in investing activities	(3,944)	(91)
Net cash provided by (used in) financing activities	(217)	1,107
Effect of exchange rate changes on cash and cash equivalents	(22)	61
Net increase in cash and cash equivalents	40	41
Cash and cash equivalents, beginning of period	533	2,031
Cash and cash equivalents, end of period	$572	$2,072

Operating Activities

Net cash provided by operating activities was approximately $4.2 million for the six months ended June 30, 2016, compared to cash used in operating activities of approximately $1.0 million for the six months ended June 30, 2015. The increase in net cash provided by operating activities was primarily attributable to the following factors:

●	The increase of net income of $2.2 million for the six months ended June 30, 2016 as compared to the same period of 2015;

●	Advances from customers increased by approximately $1.8 million for the six months ended June 30, 2016 as compared with six months ended June 30, 2015. The increase is associated with the prepayment from customers for products and services, which have not been provided or rendered as of the balance sheet date, and the criteria of revenue recognition have not been met;

●	The decrease of account receivable of approximately $3.1 million when comparing the six months ended June 30, 2016 to the same period of 2015, because the Company collected significant amount of prior year outstanding accounts receivable during six months ended June 30, 2016; Tax payable increased by $0.6 million when comparing six months ended June 30, 2016 to the same period of 2015, due to increased revenue and taxable income;

And offset by the following factors:

●	Advances to suppliers increased by $2.4 million when comparing six months ended June 30, 2016 to the same period of 2015, because the Company increased payment for raw material suppliers in order to lock favorable material purchase prices.

Investing Activities

Net cash used in investing activities was approximately $3.9 million for the six months ended June 30, 2016, compared to $91,430 of cash used in investing activities for the six months ended June 30, 2015. During the six months ended June 30, 2016, the Company increased payment on the construction in progress (“CIP”) projects by $6.3 million to improve the land on which a new manufacturing plant will be built in the near future for the Company’s subsidiary REIT Xinyi. On the other hand, the Company previously paid RMB 15.4 million (equivalent to $2,354,660) deposit for a potential joint venture project, which was rejected by the local government. The Company was reimbursed the project deposit of $2.4 million in May 2016. These factors led to a total cash outflow of $3.9 million from investing activities for the six months ended June 30, 2016. For the same period of 2015, major component of cash flow used in investing activities included a $108,249 payment on the CIP project.

Financing Activities

Net cash used in financing activities was approximately $0.2 million for the six months ended June 30, 2016, including proceeds from bank loans of $5.4 million, repayment of bank loans of $6.1 million and proceeds from related party loans of $0.6 million. For the same period of 2015, cash provided by financing activities amounted to $1.1 million, primarily including proceeds from bank loans of $4.5 million, repayment of bank loans of $6.3 million and capital contribution from minority shareholders of $2.9 million.

In 2017, we expect to use capital expenditures primarily to build a manufacturing facility for REIT Xinyi. The Company formed REIT Xinyi in 2015 together with a 30% non-controlling interest shareholder Xinyi Transportation Investment Co., Ltd. (“Xinyi Transportation”) and plans to construct a new manufacturing plant on a 206,667 square meters land, to produce concrete cutting machines and eco-friendly construction materials for road paving and building construction use. The capital expenditure primarily relates to (i) $8.6 million to build the new factory facility in Xinyi; (ii) investments of approximately $2.8 million in the new production lines and equipment.

Our primary source of cash is currently generated from the sales of our products, bank borrowings and proceeds from related party loans. In the coming years, we will be looking to other sources, such as raising capital by issuing shares of stock, to meet our cash needs. We face uncertainties in regards to the size and timing of capital raises, however, we are confident that we can continue to meet operational needs by utilizing cash flows generated from our operating activities and bank borrowings, as necessary.

Loan Facilities

As of June 30, 2016, the details of all our bank loans and bank acceptance notes payable are as follows:

(All amounts in U.S. dollars)

No.	Type	Contracting Party	Expiration Date	Amount	Effective Interest rate
1	Short-term Bank Loan	China Merchants Bank	June, 2017	$1,806,000	prevailing interest rate for one-year loan, plus 20 basis points
2	Short-term Bank Loan	Beijing Bank	July 2016	$3,762,500	prevailing interest rate for a 5-year loan, plus 20 basis points for $752,500 and 4.785% and 5.655% for $1,505,000 and $1,505,000, respectively
3	Long-term Bank Loan	Industrial and Commercial Bank of China	September 2019	$11,265,538	prevailing interest rate for a 5-year loan, plus 29 basis points
4	Bank acceptance notes payable	Beijing Bank	September 2016	$752,000	N/A

Any loans that were due in July 2016 and in September 2016 have been paid off. Although we currently do not have any material unused sources of liquidity, giving effect to the foregoing bank loans and other financing activities, including the discounting of bills/notes receivable, we should be able to sustain our operations at our current levels using the profits generated from operations through at least the next twelve months. We will consider additional borrowing based on our working capital needs and capital expenditure requirements. There is no seasonality of our borrowing activities.

Statutory Reserves

Under Chinese regulations, all of our subsidiaries in China may pay dividends only out of their accumulated profits, if any, determined in accordance with accounting principles generally of the China (“China GAAP”). In addition, these companies are required to set aside at least 10% of their after-tax net profits each year, if any, to fund the statutory reserves until the balance of the reserves reaches 50% of their registered capital. The statutory reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses.

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain SAFE approval for loans to a non-Chinese consolidated entity. We have certain debt agreements that are secured with collateral on our real property, but such debt agreements do not restrict our net assets and instead only impose restrictions on the pledged property. To the extent we wish to transfer pledged property, we are able to do so subject to the obligation that we settle the loan obligation.

The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of June 30, 2016 and December 31, 2015.

(All amounts in thousands of U.S. dollars)	June, 30 2016	December 31, 2015
Statutory Reserves	$625	$350
Total Restricted Net Assets	$625	$350
Consolidated Net Assets	$21,213	$19,090
Restricted Net Assets as Percentage of Consolidated Net Assets	2.95%	1.83%

Total restricted net assets accounted for approximately 2.95% and 1.83% of our consolidated net assets as of June 30, 2016 and December 31, 2015, respectively. As our subsidiaries in China usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of approximately $6.3 million and $0.1 million for the six months ended June 30, 2016 and 2015, respectively for purchases of equipment and conducting our construction-in-progress (“CIP”) projects construction in connection with our business activities.

In 2016, our capital expenditures are expected to be approximately $11.4 million, which consists of (i) 8.6 million to build new factory facility in Xinyi, (ii) investments of approximately $2.8 million in the new production lines and equipment for REIT Xinyi.

We expect that our capital expenditures will increase in the future as our business continues to develop and expand. We have used cash generated from our subsidiaries’ operations to fund our capital commitments in the past and anticipate using such funds and proceeds received from our initial public offering to fund capital expenditure commitments in the future.

Years Ended December 31, 2015 and 2014

The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	For the Years Ended December 31,
	2015	2014
Net cash used in operating activities	$(991)	$(1,479)
Net cash used in investing activities	(2,315)	(2,955)
Net cash provided by financing activities	1,721	5,293
Effect of exchange rate changes on cash and cash equivalents	85	(6)
Net (decrease) increase in cash and cash equivalents	(1,499)	853
Cash and cash equivalents, beginning of year	2,032	1,179
Cash and cash equivalents, end of year	$533	$2,032

Operating Activities

Net cash used in operating activities was approximately $1 million in 2015, compared to cash used in operating activities of approximately $1.5 million in 2014. The decrease in net cash used in operating activities was primarily attributable to the following factors:

●	The increase of net income of $1.7 million in 2015.

●	Accounts payable decreased by $0.9 million and $3.7 million in 2015 and 2014, respectively, due to payment made to settle outstanding accounts payable when cash became available. In addition, advances from customers decreased by approximately $0.4 million and $2.8 million in 2015 and 2014, respectively, due to recognizing revenue when revenue recognition criteria have been met;

●	The decrease of advance to vendor of $1.2 million in 2015, compared with an increase of $1.2 million in 2014. The decrease is consistent with the decrease of our inventory

And offset by the following factors:

●	Receipts of $4.1 million of related party receivables in 2014 compared to none in 2015;

●	The increase in account receivable balance of $5.4 million in 2015 as compared to $3.0 million in 2014. The increase is consistent with the increase of sales in 2015;

●	Inventory decreased by approximately $354,000 in 2015, compared to decrease of $1.3 million in 2014. The decrease in inventory balance was due to increased sales consuming the prior year inventory balance. In addition, the Company’s management tries to maintain the inventory at a lower level to better manage the cash flow.

Investing Activities

Net cash used in investing activities was approximately $2.3 million in 2015, which primarily included approximately $2.5 million cash paid as deposit for a potential joint venture environmental protection project. Cash used in investing activities was approximately $3 million in 2014, which primarily included cash paid to increase the investment on the Company’s CIP project for REIT Changjiang. The increase in net cash provided by investing activities was mainly attributable to capital contributions from minority shareholders by $3.0 million.

Financing Activities

Net cash provided by financing activities was approximately $1.7 million in 2015, which primarily included proceeds from bank loans of $5.6 million, repayment of bank loans of $7.9 million upon maturity, proceeds from bank notes of $0.8 million, proceeds from related party loans of $0.4 million and capital contribution from minority shareholders of $2.9 million.

Net cash provided by financing activities was approximately $5.3 million in 2014, which primarily included proceeds from bank loans of $11.6 million and repayment of bank loans of $6.3 million upon maturity.

In 2016, we expect to use capital expenditures primarily to build up our new manufacturing facility in Xinyi. In 2015, the Company formed REIT Xinyi together with a 30% non-controlling interest shareholder Xinyi Transportation plans to construct a new manufacturing plant on a 206,667 square meters land, to produce concrete cutting machines and eco-friendly construction materials for road paving and building construction use. The capital expenditure primarily relates to (i) $8.6 million to build new factory facility in Xinyi; (ii) investments of approximately $2.8 million in the new production lines and equipment.

Loan Facilities

As of December 31, 2015, the details of all our bank loans and bank acceptance notes payable were as follows:

(All amounts in U.S. dollars)

No.	Type	Contracting Party	Expiration Date	Amount	Effective Interest rate
1	Short-term Bank Loan	China Merchants Bank	Various from May to December 2016	$5,390,000	5.22% to 6.12% per annum
2	Long-term Bank Loan	Industrial and Commercial Bank of China	September 2019	$12,617,774	prevailing interest rate for a 5-year loan, plus 29 basis points
3	Bank acceptance notes payable	Beijing Bank	March 2016	$770,000	N/A

As of November 30, 2016, the Company has repaid approximately $9.0 million  in bank loans and $0.7 million in notes payable that were due in 2016 and has borrowed approximately $7.3 million  in bank loans from various banks in China, which are short term in nature and guaranteed by related parties.

Although we currently do not have any material unused sources of liquidity, giving effect to the foregoing bank loans and other financing activities, including the discounting of bills/notes receivable, we believe that our current available working capital is adequate to sustain our operations at our current levels through at least the next twelve months. We will consider additional borrowing based on our working capital needs and capital expenditure requirements. There is no seasonality of our borrowing activities.

Statutory Reserves

Under Chinese regulations, all of our subsidiaries in China may pay dividends only out of their accumulated profits, if any, determined in accordance with China GAAP accounting principles. In addition, these companies are required to set aside at least 10% of their after-tax net profits each year, if any, to fund the statutory reserves until the balance of the reserves reaches 50% of their registered capital. The statutory reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses.

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain State SAFE approval for loans to a non-Chinese consolidated entity. We have certain debt agreements that are secured with collateral on our real property, but such debt agreements do not restrict our net assets and instead only impose restrictions on the pledged property. To the extent we wish to transfer pledged property, we are able to do so subject to the obligation that we settle the loan obligation.

The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2015 and December 31, 2014.

	As of December 31,
	2015	2014
Statutory Reserves	$349,663	$102,964
Total Restricted Net Assets	$349,663	$102,964
Consolidated Net Assets	$19,089,706	$14,678,235
Restricted Net Assets as Percentage of Consolidated Net Assets	1.83%	0.70%

Total restricted net assets accounted for approximately 1.83% and 0.70% of our consolidated net assets as of December 31, 2015 and December 31, 2014, respectively. As our subsidiaries in China usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of approximately $0.2 million and $3.0 million for the years ended December 31, 2015 and 2014, respectively for purchases of equipment in connection with our business activities.

In 2016, our capital expenditures are expected to be approximately $11.4 million, which consists of (i) $8.6 million to build new factory facility in Xinyi, (ii) investments of approximately $2.8 million for the new production lines and equipment for REIT Xinyi.

Tabular Disclosure of Contractual Obligations

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

The following table summarizes our contractual obligations as of June 30, 2016, and the effect these obligations are expected to have on our liquidity and cash flows in future periods:

Contractual obligations	Total	1 year	2-3 years	3-5 years	5 years and thereafter
Operating leases	$1,148,889	$268,872	$438,609	$321,024	$120,384
Total	$1,148,889	$268,872	$330,249	$321,024	$120,384

Off-balance Sheet Commitments and Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements.

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 180 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management's best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections.

Revenue recognition

Revenue from product sales is recognized, net of estimated provisions for sales allowances, when the merchandise is shipped and title is transferred. Revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); (ii) delivery of goods has occurred and risks and benefits of ownership have been transferred, which is when the goods are received by the customer at its designated location in accordance with the sales terms; (iii) the sales price is both fixed and determinable, and (iv) collectability is reasonably assured. Historically, sales returns have been minimal.

Revenues from construction contracts are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. Contract costs include all direct material, labor costs, equipment and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. General and administrative costs are charged to expense as incurred.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

The asset account – “costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in excess of amounts billed. The liability account – “billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in excess of revenues recognized.

Capitalized interest

Capitalized interest is accounted for in accordance with FASB Accounting Standards Codification (“ASC”) Topic 835-20 “Capitalization of Interest”. For loans to finance projects that provide for working capital, the Company charges the borrowing costs related to working capital loans to interest expense when incurred and capitalized interest costs related to project development as a component of the project costs. The interest to be capitalized for a project is based on the amount of borrowings related specifically to such project. Interest for any period is capitalized based on the amounts of accumulated expenditures and the interest rate of the loans. The interest capitalization period begins when expenditures have been incurred and activities necessary to prepare the asset (including administrative activities before construction) have begun, and ends when the project is substantially completed. Interest capitalized is limited to the amount of interest incurred. The interest rate used in determining the amount of interest capitalized is the weighted average rate applicable to the project-specific borrowings. However, when accumulated expenditures exceed the principal amount of project-specific borrowings, the Company also capitalizes interest on borrowings that are not specifically related to the project, at a weighted average rate of such borrowings. The Company’s significant judgments and estimates related to interest capitalization include the determination of the appropriate borrowing rates for the calculation, and the point at which capitalization is started and discontinued. Changes in the rates used or the timing of the capitalization period may affect the balance of property under development and the costs of sales recorded.

Income Tax

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized as income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there were any uncertain tax positions at June 30, 2016, and December 31, 2015 and 2014.

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The statute of limitations for the Company’s U.S. federal income tax returns and certain state income tax returns subject to examination by tax authorities is three years from the date of filing. As of June 30, 2016, the tax years ended December 31, 2010 through December 31, 2015 for the Company’s China Operating Companies remain open for statutory examination by Chinese tax authorities.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, "Revenue from Contracts with Customers." The purpose of ASU 2014-09 is to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards. The amendments in ASU 2014-09 require a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for annual reporting periods, and interim periods within that period, beginning after December 15, 2016 (fiscal year 2018 for the Company) and early adoption is not permitted. Subsequently, in August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers (Topic 606) Deferral of the Effective Date," that moves the effective date out one year (fiscal 2019 for the Company). Companies may use either a full retrospective or a modified retrospective approach to adopt ASU 2014-09. The Company has not yet determined the potential effects of the adoption of ASU 2014-09 and ASU 2015-14 on its consolidated financial statements.

In November 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (ASU 2015-17), simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. The updated standard is effective for us beginning on January 1, 2017 with early application permitted as of the beginning of any interim or annual reporting period. Management has decided to adopt this update and will begin to apply this update to the financial statement for the year ended December 31, 2016.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. The new guidance is intended to improve the recognition and measurement of financial instruments. The new guidance makes targeted improvements to existing U.S. GAAP by: (1) Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (2) Requiring separate presentations of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; (3) Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and. (4) Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not expect this update will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts.  It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In April 2016, FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In May 2016, FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedient. The standard (1) allows an entity to recognize revenue in the amount of consideration received when the entity has transferred control of the goods or services, the entity has stopped transferring goods or services (if applicable) and has no obligation under the contract to transfer additional goods or services, and the consideration received from the customer is nonrefundable; (2) permits an entity, as an accounting policy election, to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price. (3) specifies that the measurement date for noncash consideration is contract inception and clarifies that the variable consideration guidance applies only to variability resulting from reasons other than the form of the consideration (4) clarifies that a completed contract for the purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy U.S. generally accepted accounting principles before the date of initial application. (5) permits an entity to apply the modified retrospective transition method either to all contracts or only to contracts that are not completed contracts; (6) clarifies that an entity that retrospectively applies the guidance in the standard to each prior reporting period is not required to disclose the effect of the accounting change for the periods of adoption. But an entity still is required to disclose the effect of the changes on any prior periods retrospectively adjusted. Public business entities, certain not-for-profit entities and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017. All other entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2018. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In August 2016, the FASB has issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4) Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. As of December 31, 2015, we had $14,260,400 in outstanding bank borrowings, with an effective interest rate of 6.9% to 7.2%. As of December 31, 2014, we had $18,189,860 in outstanding bank borrowings, with an effective interest rate of 6.9% to 7.2%.

As of December 31, 2015, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our Company would have been RMB 888,450 ($142,604) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

As of December 31, 2014, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our Company would have been RMB 1,118,002 ($181,899) lower/higher, respectively, because we did not have any outstanding bank loans.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB depreciated against the U.S. dollar by 1.6% in 2014 and 5.6% in 2015. As of the date of this prospectus, the U.S. dollar continued to appreciate against the RMB in 2016. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

Currently, our assets, liabilities, revenues and costs are denominated in RMB and in U.S. dollars, our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars in the future. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

Credit Risk

As of December 31, 2015, we had cash and cash equivalents of $532,627. Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Inflation Risk

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material effect on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase with these increased costs.

Commodity Risk

As a developer and manufacturer of construction materials and equipment, our Company is exposed to the risk of an increase in the price of raw materials. We historically have been able to pass on price increases to customers by virtue of pricing terms that vary with changes in raw material prices such as steel and cement, but we have not entered into any contract to hedge any specific commodity risk. Moreover, our Company does not purchase or trade on commodity instruments or positions; instead, it purchases commodities for use.

CORPORATE HISTORY AND STRUCTURE

Our Corporate Structure

Overview and History

We are a manufacturer and distributor of eco-friendly construction materials (aggregates, bricks, pavers and tiles), made from mining waste (iron tailings) and fly-ash, as well as equipment used for the production of these eco-friendly construction materials. In addition, we offer total solutions in sponge city construction, including project consulting, design and installation. We mainly conduct our operations in China through our wholly-owned subsidiary, Beijing REIT and its subsidiaries in China. We incorporated ReTo Eco-Solutions on August 7, 2015 in the British Virgin Islands as a holding company to develop business opportunities in China. ReTo Eco-Solutions owns all of the outstanding capital stock of REIT Holdings, our wholly owned Hong Kong subsidiary.

Ownership and Purpose

RETO Eco-Solutions, Inc. – ReTo Eco-Solutions is our British Virgin Islands holding company.

REIT Holdings (China) Limited – REIT Holdings is our wholly-owned Hong Kong subsidiary.

Beijing REIT Technology Development Co., Ltd. – Beijing REIT is an operating company in China and a wholly- owned subsidiary of REIT Holdings. Its business scope includes research and development and solutions for solid waste (construction waste, fly-ash and mining waste) disposal and reuse.

REIT Technology Development (America), Inc. – REIT US is a company incorporated in the United States and a wholly-owned subsidiary of Beijing REIT. Its business scope includes customer relationship management with the Company’s North American customers, marketing in North America and maintaining relationships with the Company’s partners, such as Louisiana Tech University.

Beijing REIT Eco-friendly Technology Co., Ltd. – REIT Municipal is an operating company in China and a wholly-owned subsidiary of Beijing REIT. Its business scope includes the development and construction of municipal eco-friendly sponge city projects.

Gu-an REIT Machinery Manufacturing Co., Ltd. – Gu’an REIT is an operating company in China and a wholly owned subsidiary of Beijing REIT. Its business scope includes the development, manufacture and distribution of specialized equipment to manufacture construction materials.

Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd. – Ruirong is an operating company in China and a wholly-owned subsidiary of Beijing REIT. Its business scope includes manufacturing assembly parts used in specialized equipment to manufacture construction materials.

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd. – REIT Changjiang is an operating company in China and a subsidiary of Beijing REIT that is owned 84.32% by Beijing REIT and 15.68% by VBI. Its business scope includes hauling and processing construction and mining waste, with which it produces eco-friendly building products (aggregates, bricks, pavers and tiles) for environmental-friendly uses,

Nanjing Dingxuan Environment Protection Technology Development Co., Ltd. – Dingxuan is an operating company in China and a wholly owned-subsidiary of Beijing REIT. Its business scope includes technical support and consulting services for environmental protection projects.

Hainan REIT Construction Project Co., Ltd. – REIT Construction is an operating company in China and wholly owned subsidiary of REIT Changjiang. Its business scope includes the development and construction of municipal eco-friendly sponge city projects.

REIT Xinyi New Material Co., Ltd. - REIT Xinyi is an operating company in China and a 70% owned subsidiary of Beijing REIT. Its business scope will include the manufacture of specialized equipment to produce recycled building products (aggregate, bricks, pavers and tiles) for eco-friendly building.

REIT Q GREEN Machines Private Limited – REIT India is an operating company in India and a 51% owned subsidiary of Beijing REIT. We expect to expand our business in the Indian market through this joint venture with Q Green. Its business scope will include the manufacture of specialized equipment to produce recycled building products (aggregate and bricks) for eco-friendly building.

Corporate Organizational Chart

Corporate History

Beijing REIT was established on May 12, 1999 under the laws of China with registered capital of RMB 24 million (approximately $3.5 million) and additional paid-in capital of RMB 100 million (approximately $15.4 million) contributed by four individual shareholders. Since its formation in 1999, Beijing REIT has established several other wholly-owned subsidiaries:

●	Gu’an REIT incorporated on May 12, 2008;

●	REIT Municipal incorporated on April 24, 2014;

●	Ruirong incorporated on May 12, 2014;

●	Dingxuan incorporated on October 17, 2014; and

●	REIT US incorporated on February 27, 2014.

REIT Changjiang was incorporated in Hainan Province, China, on November 22, 2011 with the original registered capital of RMB 100 million (approximately $16 million). Its original shareholders were Hainan Wenchang Mingsheng Investment Co., Ltd. (“Hainan Wenchang”), which owned 40% and Zhongrong Huanneng Investment (Beijing) Co., Ltd. (“Zhongrong”), which owned 60%. On July 16, 2013, as result of a capital transfer, Zhongrong increased its equity ownership to 79.5% and Hainan Wenchang’s equity ownership was decreased to 20.5%. Zhongrong was owned by the same four individual shareholders of Beijing REIT.

On February 2, 2015, Hainan Wenchang transfered its 20.5% equity ownership to the same four individual shareholders of Beijing REIT. On April 20, 2015, Beijing REIT and Zhongrong signed a joint venture agreement with VBI, to turn REIT Changjiang into a joint venture business. In connection with this joint venture agreement, on June 18, 2015, VBI contributed an additional RMB 18.6 million (approximately $2.8 million) to increase the registered capital of REIT Changjiang from RMB 100 million to RMB 118.6 million. On January 10, 2016, Zhongrong signed an equity transfer agreement with Beijing REIT, pursuant to which the shareholders of Zhongrong agreed to transfer all of its equity interests in REIT Changjiang to Beijing REIT. As a result of the above reorganizations, Beijing REIT now holds an 84.32% equity interest in REIT Changjiang and VBI holds the remaining 15.68% interest. Zhongrong and Beijing REIT are considered under common control since they are owned by the same four individual shareholders. The above-mentioned transactions were considered a reorganization.

On June 1, 2015, REIT Construction was incorporated as a wholly-owned subsidiary of REIT Changjiang.

On July 14, 2015, Beijing REIT established a new subsidiary, REIT Xinyi. Beijing REIT owns a 70% equity interest in REIT Xinyi, and a minority shareholder owns the remaining 30%. In February 2016, Beijing REIT established a joint venture, REIT India, together with an Indian company Q Green. The total registered capital of REIT India is $100,000, and Beijing REIT owns a 51% interest.

On January 31, 2016, Beijing REIT and its individual shareholders entered into four separate equity transfer agreements, pursuant to which the individual shareholders agreed to transfer all of their ownership interests in Beijing REIT to REIT Holdings for aggregate consideration of approximately $3.65 million. After this equity transfer, Beijing REIT became a WFOE.

On August 7, 2015, ReTo Eco-Solutions issued 10,000 common shares at $0.001 per share to its incorporator with cash proceeds of $10. Further, on August 2, 2016, a total of 17,830,000 common shares were issued at $0.25 per share, to nineteen individuals and fifteen companies with total cash proceeds of $4,457,500. On September 30, 2016 Liu Kejia, Tech Sources International Enterprises Limited, Hengfang Li, ReTo Eco-Solutions and REIT Changjiang entered into a Convertible Debt Investment Agreement. Pursuant to the Convertible Debt Investment Agreement a loan from Liu Kejia in the amount of 21,240,000 RMB (approximately $3,273,000) was converted into 800,000 common shares of ReTo Eco-Solutions. The shares were issued to satisfy a loan, which was used to improve REIT Chanjiang’s construction materials manufacturing plant. Further, in December 2016 ReTo Eco-Solutions sold Good Venture Industrial Limited, 900,000 common shares for RMB 23,400,000 (approximately $3,600,000).

OUR BUSINESS

Overview

We are a manufacturer and distributor of eco-friendly construction materials (aggregates, bricks, pavers and tiles), made from mining waste (iron tailings) and fly-ash, as well as equipment used for the production of these eco-friendly construction materials. In addition, we provide consultation, design, project implementation and construction of urban ecological environments including those for the purpose of capturing, controlling and reusing rainwater, commonly called “sponge cities.” We also provide parts, engineering support, consulting, technical advice and service, and other project-related solutions for our manufacturing equipment and environmental protection projects.

We believe our products are eco-friendly, as they contain approximately 70% of reclaimed fly-ash and iron tailings in place of traditional cement. The use of reclaimed fly-ash and iron tailings assists in the protection of the environment by saving space in landfills and fly-ash ponds used for the disposal of these materials, and assisting in the remediation and reclamation of abandoned or closed mining sites. In addition, our eco-friendly construction materials consume less energy during manufacturing than other traditional building materials. We believe our eco-friendly construction materials, with their characteristics, including superior water permeability, and competitive prices, will be in greater demand than traditional materials as governments and others increase their focus on reducing the environmental impact of their activities.

Presently, our clients are located throughout mainland China, and internationally in Canada, the United States, Mongolia, the Middle East, India, North Africa and Brazil. We seek to establish long-term relationships with our clients by producing and delivering high-quality products and equipment and then providing technical support and consulting after equipment is delivered and projects are completed. We engage in marketing and sales through integrated marketing, services marketing and Internet marketing. We are actively pursuing additional markets for our products, equipment and projects, internationally in the Philippines, Laos, Morocco, Tunisia, Cuba, Kenya, Maldives, Argentina, Mexico and Malaysia and in additional provinces of China.

Beijing REIT was founded in 1999 by our Chief Executive Officer, Hengfang Li. Mr. Li has approximately 17 years of experience in the construction materials and construction materials manufacturing equipment industries. Our principal office is located in Beijing, China. As of June 30, 2016 we employed 223 people on a full-time basis. We have 27 employees in management, 15 employees in sales and marketing, 28 employees in research and development, 99 employees in manufacturing and installation and 54 employees in administration. Our employees are located in: Beijing, Hebei Province (53 employees); Langfang City, Hebei Province (60 employees); Changjiang City, Hainan Province (100 employees); Haikou City, Hainan Province (4 employees); Xinyi City, Jiangsu Province (5 employees); and Nanjing City, Jiangsu Province (1 employee). We have two part-time employees.

We are able to provide a full spectrum of products and services, from producing eco-friendly construction materials and manufacturing equipment used to produce construction materials, to project installation. We utilize our research and development efforts to differentiate us from our competitors. For example, we released our first fully automatic block production line in 1999, and have made advances in our technology, such as intelligent automatic systems, which allows us to access our customers’ equipment remotely to troubleshoot problems. Some of our competitors do not have automatic production lines.

Due to China’s recent emphasis on environmental protection, we believe there is a unique opportunity to grow our Company, which we expect will be driven by demand for our eco-friendly construction materials, equipment used to produce these materials and project construction expertise. We believe our technological know-how, production capacity, reputation and services offered will enable us to seize this opportunity.

We have received several industry awards and been asked to participate in several industry activities. Notable awards and activities include:

●	Beijing REIT’s fully automatic solid waste disposal production line became recommended equipment of Liaoning Provincial Wall Material Industry Association in 2007;

●	Beijing REIT’s brick production equipment was appraised as “China Famous Brand” by China Construction and Material Industrial Mechanic Standards Committee in 2007;

●	Beijing REIT’s concrete brick equipment was authenticated by the European Union CE (European conformity);

●	REIT Holdings became a member of the China Resource Reuse Association Wall Material Innovation Committee in 2010;

●	Beijing REIT was recognized as a National High-Tech Enterprise and became a “Gazelle Enterprise” in Beijing Zhongguancun Technology Park;

●	Beijing REIT was recognized as a National High-Tech Enterprise in 2011;

●	Beijing REIT was awarded the “Most Valuable Brand Award” by China Building Materials and Mechanic Industry Association in 2011;

●	Beijing REIT was appraised as “AAAA Enterprise” by the Electric Mechanics Association in 2012;

●	Beijing REIT became a member of China Association of Urban Environmental Sanitation in 2013; and

●	ISO 9001:2000 Authentication (certification based upon quality and consistency).

In addition, our Chief Executive Officer, Hengfang Li, was named one of the “One Hundred Outstanding People of China” in 2005 by China Celebrity Association. Mr. Li was recognized as one of the “Influential People of Fly-Ash Industry” in 2006 by fenmeihui.org. Mr. Li was awarded as “Leader of Building Materials and Machinery Enterprises of the National 11th 5-Year Plan” in 2011 by China Building Material Machinery Association. In addition, Mr. Li and our chief technology officer, Mr. Zhizhong Hu were recognized as “Advanced People of National Reuse Technology” in 2011 by China Association of Circular Economy. We believe our industry awards, reflect widespread recognition of our stature and success in our industry as well as the quality of our service and products.

Industry and Market Background

Construction Market and Opportunity

The global construction market is expected to be worth $10.3 trillion in 2020 compared to $7.4 trillion in 2010. Further, the global construction industry’s pace of expansion increased from an annual average of 2.7% a year from 2011-2013 to 3.8% in 2015. An average annual increase of 2.9% growth over 2016-2020 is expected

The construction industries in emerging markets are expected to grow at faster rates than advanced economies. From 2016-2020, the construction industries in advanced economies are expected to grow at 2.2% per year while emerging markets are expected to record a 5.3% annual expansion rate during the same period. The construction markets in the Middle East and African regions are predicted to be the fastest growing in 2016-2020, overtaking the Asia-Africa region. While China’s construction industry is only expected to grow around 2% in 2016, Asia-Pacific’s share of the global construction industry, which includes China, is expected to continue to rise, reaching close to 49% in 2020, up from 40% in 2010. Currently, we have international customers for our equipment used to produce construction materials located in Asia, the Middle East, North Africa and North America and hope to expand our international presence.

Sponge Cities

Despite the recent slowing of the growth of China’s construction industry, we believe there is a significant market opportunity to expand our business due to, among other things, China’s recent environmental initiatives.

In 2013, more than 230 cities in China were affected by flooding. Further, as of 2013 90% of older urban areas do not have basic flood plans. In fact, the drainage system in China wasn’t built for extreme weather conditions. Flooding is expected to increase in the future with cities growing larger and climate change causing more extreme weather. One solution is to retrofit existing drainage systems with larger pipes and more efficient systems. However, this is the most expensive and disruptive solution to the problem. To help combat this problem with a quicker, less expensive and less disruptive solution, Chinese scientists and politicians have proposed increased use of “sponge cities” or features of sponge cities. A sponge city is an urban environment where rain is captured, controlled and reused, rather than funneling the water away. In China, a “sponge city” refers to the “sustainable concept of city including flood control and water conservation,” according to the Opinions of the General Office of the State Council. The recycled water can be used for such purposes as refilling aquifers and for irrigation. In some instances, the recycled water can be used for drinking or flushing toilets when properly treated. Sponge cities will also help combat China’s water scarcity problem. About half of China’s 657 cities are considered water scarce or severely water scarce by UN measures.

In March 2016, China announced its 13th Five Year Plan (2016-2020), which, among other matters, attempts to plug gaps in China’s drinking water safety laws, including those relating to water protection and water conservation. China’s five-year plans are blueprints containing the country’s social, economic, and political goals. They encompass and intertwine with existing policies, regional plans, and strategic initiatives. A five-year plan signals the Chinese government’s vision for future reforms and communicates this to other parts of the bureaucracy, industry participants and Chinese citizens. It is a living document that will go through constant revision over the next five years. The 13th Five Year Plan highlighted water conservation as its first priority in the nation’s infrastructure network and emphasized water resource management, water ecology remediation and environmental water protection.

To implement portions of the 13th Five Year Plan (2016-2020), China’s Ministry of Housing and Urban Rural Development (MOHURD), and the Ministries of Finance and Water released the ‘Construction Guideline for Sponge City’ at the end of 2014. The program is partially funded by the Ministry of Finance. The initiative aims to maximize water retainment and minimize the effects of drought and flooding. It will utilize buildings, roads, green spaces and other ecosystems to absorb rainwater, increase reservoir permeability and control storm water run-off to be reused in urban settings.

As of 2015, the Chinese government had chosen 16 cities across the country, to become pilot sponge cities. The government is expected to, over the next three years, allocate each sponge city between 400 to 600 million RMB (approximately $85 million to $128 million) to construct ponds, filtration pools and wetlands, as well as to build permeable roads and public spaces that enable stormwater to soak into the ground.

We have worked on several notable sponge city projects. Among them, we acted as one of the general contractors for the construction of a sponge-city project in Changjiang County, Hainan Province that was constructed using our eco-friendly construction materials. In addition, we acted as a one of the consultants for the construction of another sponge project in Haikou City, Hainan Province. We believe that we will continue to be involved in sponge city construction and that the demand for sponge city construction will continue to be strong. As such, we expect that sponge city construction will drive the demand for our eco-friendly construction materials and our equipment that is used to manufacture these materials.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and contribute to our ongoing success.

Eco-friendly products. Unlike many of our competitors, who still use traditional materials, we use reclaimed fly-ash and iron tailings in our construction materials production. In doing so, we help reduce environmental waste. In addition, our equipment used to produce construction materials can recycle disposed building materials (old bricks and concrete) to produce construction materials.

Effective operational management. The consistent quality of our products and manufacturing equipment is achievable only through effective management in all aspects of our operations, from purchasing to production and sales. In every step, we have fully trained, experienced and skilled employees that are working in concert to ensure the quality of our construction materials and manufacturing equipment. In addition, we have a trained management staff who have adopted our corporate culture and understand our business strategy.

Focus on technology and research and development. We have developed key techniques and skills in the production of various types of construction materials manufacturing equipment. We own 34 patents, including 5 invention patents, 23 new practical patents, 2 package design patents and 4 software copyrights. In addition, we were recognized as a National High-Tech Enterprise in 2011, which was issued by four authorized departments (Beijing Municipal Bureau of Finance, State Tax Bureau of Beijing, Beijing Municipal Bureau of Local Tax and Beijing Municipal Committee of Science and Technology). In order to obtain a High-Tech Enterprise certification, companies are required to own the proprietary IP rights of the core technology used in their products and services in China. We are committed to researching and developing new construction materials, and to the design and manufacturing of the equipment used to produce these materials.

Production Advantages. Our construction materials manufacturing plant is located in close proximity to raw material sources that are used in the manufacturing process. The plant is located in Changjiang County in Hainan Province and is less than 15 kilometers from an iron ore mine (iron tailings), less than 8 kilometers from a river sand mine and less than 2 kilometers from a granite mine. We use all of these materials in the manufacturing process. Accordingly, we have an abundant supply of raw materials and believe the cost of these raw materials is lower than the costs for the same materials paid by our competitors.

  We provide a full range of eco-friendly project solutions and are not limited to the manufacture of eco-friendly construction materials or manufacturing equipment. We are able to provide consultation, design and implementation of sponge-city projects for customers, in addition to manufacturing eco-friendly construction materials and equipment. This one-stop solution allows us to capture revenue from all stages of sponge-city projects. In addition, the ability to provide total solutions allows us to capture more types of customers, such as municipalities and governments in addition to businesses.

Experienced Management Team and Personnel with a Demonstrated Track Record. Our management team, led by our Chief Executive Officer Hengfang Li, has extensive industry experience and a demonstrated track record of managing costs, adapting to changing market conditions, and developing new products. In addition, Mr. Li has a vast network and understating of the market. Our workforce is highly skilled with specialized training, designed to address complex and individualized client issues.

Our Strategies

Our objective is to become the leading provider of eco-friendly construction materials and equipment. To achieve this goal, we are pursuing the following strategies:

Market Opportunity. China’s 13th Five Year Plan (2016-2020) promotes a cleaner and greener economy, with strong commitments to environmental management and protection, clean energy and emissions controls, ecological protection and security, and the development of green industries. This demonstrates a clear focus on charting a sustainable course for the economy in the long-term. The 13th Five Year Plan offers opportunities for the private sector to support China’s environmental goals of water resource management, water ecology remediation and environmental protection of water, such as through the construction of sponge cities and the use of eco-friendly construction materials. Presently, we are able to serve all facets of sponge city construction through our construction materials that are used in construction, our equipment that can produce the construction materials and our general contracting expertise.

Expand our remediation projects in mining regions. We believe there are thousands of former mining locations in China that need to remediated and reclaimed. Abandoned ore mines contain tailings and abandoned or closed mines are normally associated with environmental concerns such as contaminated water and soil. As part of the remediation and reclamation process we are able to assist mining companies with the disposal of tailings, and municipalities creating viable villages in former mining areas. For example, in 2015, we completed a sponge city project in Hainan Province where a village located in a former mining area was built with our eco-friendly construction materials made from iron tailings. We will continue to focus on using iron tailings in our eco-friendly construction materials and seek reclamation projects in former mining areas.

Continue to develop new products. We are committed to researching and developing new products for unique customer needs. We believe scientific and technological innovations will help our Company achieve its long-term strategic objectives. For example, as a result of collaboration with the Louisiana Institute of Technology, we have developed a special corrosion-resistant concrete product using high volume fly-ash, with the product passing a mid-stage test that involved over forty different fly-ash production formulas. The traditional formula of construction materials made from fly-ash contains approximately 40% fly-ash, whereas the formula we developed was tested by Alchemy Geopolymer Solutions, LLC (“AGS”) to contain 80% fly-ash in the product makeup. The use of fly-ash in our eco-friendly construction materials reduces our raw material consumption and lowers our costs because we can use fly-ash instead of more expensive cement in our production process.

We intend to increase our revenue and market share by expanding our business network internationally. In order to expand our international market, we plan to add four to five distributors in South America and the Middle East. We also plan to participate in targeted international marketing events, such as seminars, workshops, and trade shows, where we can meet potential customers, promote our products and deepen our network to further expand our sales.

Pursue Strategic Acquisitions. We intend to continue to pursue expansion opportunities in existing and new markets, as well as in core and adjacent categories through strategic acquisitions. Specifically, we are seeking to acquire construction material or construction material manufacturing equipment companies in areas of China with more established economies. We believe the demand for eco-friendly construction materials and manufacturing equipment used to produce these materials are and will continue to be in greater demand in these established economies.

Our Products

Eco-Friendly Construction Materials

We produce eco-friendly construction materials (aggregates, bricks, pavers and tiles) through our subsidiary, REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd. (“REIT Changjiang”), which operates our plant in Changjiang County, Hainan Province. We refer to our construction materials as eco-friendly because we produce them from reclaimed fly-ash and iron mine tailings. When power plants use coal to generate electricity, fly-ash is the lightweight and powdery reside from the coal combustion process. Fly-ash is typically disposed of in landfills and ash ponds, although some may be released directly into the atmosphere. With ever-rising energy demand fueled by China’s economic growth, power plants are generating increasing amounts of fly-ash that consumes valuable landfill and ash pond space. Tailings are the materials left over after the process of separating the valuable fraction from the worthless fraction of an ore. Iron ore tailings generally consist or hard rock and sand. Waste rock and tailings constitute the largest (by volume) industrial solid waste generated in the mining process. By recycling fly-ash and iron tailings, we believe that our construction materials manufacturing process is a viable and environmentally friendly solution to disposal problems associated with these materials.

Traditional bricks in China consist primarily of clay, which is mixed with water and silt, pressed into a mold for shaping, then fired in a kiln, or furnace. We use reclaimed fly-ash and iron tailings primarily as a substitute for clay. Through vibration technology, with these raw materials inputted, the finished products can come out with different shape and types. Since the whole production is cured without fire, this process has the benefits of less space required for production and less pollution generated to the environment. We believe fly-ash and iron tailings reduce both the density and heat conductivity of our construction materials without sacrificing their durability and strength. Our construction materials’ density and strength meet or exceed China National standards. In addition, because we use fly-ash and iron tailings in the manufacturing process, we believe our construction materials are consistent with China’s recent environmental protection policies, such as energy conservation included in the 2016 China’s 13th Five Year Plan (2016-2020).

In addition to fly-ash and iron tailings, our construction materials contain river sand and granite. Our eco-friendly construction materials are produced on a fully automatic production line based upon German technology.

Samples of our eco-friendly construction materials include the following:

Ground works materials. Essential materials for sponge cities to assist in water absorption, flood control and water retention. These construction materials can be used for urban roads, pedestrian streets and sidewalks, city squares, landmarks, parking lots, and docks.

Landscape retaining materials. These construction materials are mainly used for gardens, roads, bridges, city squares, retaining walls and slope construction.

Hydraulic engineering materials. Construction material for sponge city construction, they can be used for hydraulic ecological projects such as slope protection and river transformation.

Wall materials. These construction materials are used for insulation, decoration, and for building walls.

Eco-friendly Construction Materials Manufacturing Equipment

We produce manufacturing equipment used to create eco-friendly construction materials. We have sold equipment to customers in China, South Asia, North America, the Middle East, North Africa and Southeast Asia. The equipment consists of large-scale fully automated production equipment with hydraulic integration. The equipment can be used to produce various types of eco-friendly construction materials that can be used for a variety of projects such as ground works, hydraulic engineering, landscape retention and wall projects.

Pictured –Fully Automatic Block Production Line

Samples of our equipment used to produce construction materials include the following:

REIT-Classic RT9A, RT9B, RT15A, RT15B

These are fully automated block production lines and can be universally used for the manufacture of bricks, tiles, pavers with and without face mix, curbstones, hollow blocks and similar construction materials.

Horizontal Pull Holes Device

Horizontal Pull Holes Device is used to produce interlocking bricks, water conservancy blocks and slope protection blocks.

REIT-I Concrete Block Splitter

Synchronized concrete block cutting machine with four blades. The blades are guided by ultra-wear resistant guide leads and driven by a large bore hydraulic drive, which lowers the operating pressure of the hydraulic unit and increases the splitting force.

REIT Foam Insert Device

This device is used to insert a foam plate into the mold and produce thermal insulation blocks.

Our Projects

In 2014, we entered into the field of urban ecological construction (sponge city construction) and established REIT Municipal and REIT Construction for this purpose. We act as general contractor for the construction of sponge cities and are responsible for the planning, construction and design of such cities. We subcontract with architects and subcontractors in order to complete the projects. We also act as a consultant for sponge city construction and incorporated Dingxuan for this purpose.

Changjiang County, Hainan Province Sponge City

We were the general contractor for a sponge city project where an entire village was relocated and constructed in a former mining area. The project took 16 months to complete resulting in revenue of approximately RMB 14 million ($2.2 million) for us. We made all construction materials out of recycled iron tailings. A total of 86 single-family homes were built with a total construction area of 9,400 square meters (101,000 square feet). An estimated 1,810,000 pieces of bricks were used for walls, 90,000 roof tiles, and 4,200 square meters (approximately 45,000 square feet) of ground was covered with our construction materials. The completed project has won recognitions at various government levels in Hainan Province, and has been designated as a demonstration or model project for promotion of sponge city construction.

Haikou City, Hainan Province Sponge City

We acted as a consultant for a sponge city project in Haikou City, Hainan Province. We also paved 50,000 square meters for this project. To assist with the nationwide efforts to promote pilot cities in sponge city construction, we will collaborate with international institutions in sponge city construction such as Jude Technology Corporation located in Germany. By gradually increasing our efforts, and expanding the scale in the planning, design and construction of sponge cities, we aim to become a key enterprise in sponge city construction.

Our Customers

Our eco-friendly construction materials are only sold in China. Sales of construction materials accounted for $7.9 million, $5.6 million and $7.8 million of our total revenues for the years ended December 31, 2015 and 2014 and the six months ended June 30, 2016, respectively. We have international customers located in Asia, India, the Middle East, North Africa and North America for our manufacturing equipment. The following is a summary of our total revenues by geographic market for each of the last three years for our manufacturing equipment used to produce construction materials.

Region	2015	2014	2013
United States	$4,437	$266,390	$35,893
Canada	212,919

Mongolia			93,521
Middle East	20,210	16,627	5,774
India	1,442,576	1,060,242	988,070
China	4,868,724	4,747,618	3,698,049
North Africa		1,091,157	1,413,284
Brazil		335
Total	$6,548,866	$7,182,369	$6,234,591

For the year ended December 31, 2015 and 2014, no customer accounted for more than 10% of our total revenue. For the year ended December 31, 2015, our top five customers accounted for 7.7%, 5.7%, 4.8%, 4.8% and 4.3% of our total revenue, respectively. As of December 31, 2015, one account receivable accounted for 12% of the total outstanding accounts receivable balance. As of December 31 2014, three customers’ receivables accounted for 17%, 13% and 13% of the total account receivable balance as of December 31, 2014.

Sales and Marketing

We are increasing our marketing and sales efforts, including a directed focus on online marketing. Online marketing allows us to efficiently educate prospective customers about the products and services we have to offer and assists us in expanding the reach of our market, both globally and internationally. In addition, we are expanding our presence in the markets we serve. In India, for example, in order to reduce costs, improve customer service quality and expand sales, we have established local assembly companies.

In order to expand our international market, we plan to add four to five distributors in South America and the Middle East. We also plan to participate in targeted international marketing events, such as seminars and workshops, and trade shows where we can meet customers, promote our products and deepen our network to further expand our sales.

Within our domestic markets, specifically Hainan, we have increased brand recognition by focusing on governmental projects and large-scale projects, such as sponge city construction. We also rely on industry associations (such as Hainan New Wall Construction Materials Association and Hainan Block Association), professional promotional meetings sponsored by provincial governments, and industry specific agencies, and research institutes.

The focus of our sales and marketing efforts is to continue to improve our techniques, product quality and customer service that have generated positive customer reviews. We have obtained new customers by word-of-mouth referrals and have found that satisfied customers are loyal customers. In addition, the introduction of new products, such as permeable floor tiles for sponge city construction and slope and damn protection blocks in water conservancy construction have helped open new markets. We believe that this approach has been crucial to winning and retaining clients and increasing our ability to withstand competition. In addition, we are currently researching mineral wool products and the feasibility of producing those products.

Competition

We face significant competition in both our manufacturing equipment and construction materials markets. We have both domestic and international competitors in our manufacturing equipment market. In the international market for our manufacturing equipment our main competition is German made manufacturing equipment. We believe our competitive strength against these competitors is the lower cost of our equipment that enjoy the same technical standards and high quality service. Our disadvantage is that the German-made equipment has a better aesthetic appearance as compared to the equipment we manufacture. Accordingly, we are attempting to improve the appearance of our equipment to compete with these competitors.

Our main competitors in the Chinese market for our manufacturing equipment are small Chinese companies located in Fujian Province. We believe our competitive strength against these competitors is the quality of our equipment while our competitive disadvantage is the higher cost of our equipment. There is an increased demand for fully automated construction materials production lines due to the increase of Chinese labor costs.

We are positioned to take advantage of the increased demand for fully automated construction lines due to our current ability to manufacture such equipment.

In both the domestic and international markets we are increasing our research and development of technology for construction materials manufacturing equipment. In addition, we are researching a variety of construction materials that can be made with our manufacturing equipment. We believe that a continued focus on a broad array of products and product designs coupled with our engineering and manufacturing expertise will enable us to provide customers with differentiated product performance and customer support.

Our main competitors for our construction materials are small companies located in Hainan Province where our construction materials production facility is located. The largest of these competitors has the ability to produce construction materials with an output value of approximately 4,000,000 RMB (approximately $615,000), which is approximately 10% of our production capacity. In addition, we are the only construction material producer in Hainan Province that uses large automated equipment. Accordingly, this provides us with the advantage of winning large supply contracts in Hainan Province. In fact, a pilot sponge city project in Sanya, Hainan Province and port construction project in Sanya, Hainan Province have used us as their exclusive supplier for construction materials.

Seasonality

Our business is not affected by seasonality.

Research and Development

Soon after its establishment, we set up a research and development center in Xi’an. We believe scientific and technological innovation will help our Company achieve its long-term strategic objectives. We conduct research and development in the following areas:

●	Manufacturing equipment;

●	Recycling and utilization of solid wastes;

●	New construction materials; and

●	Urban ecological construction (sponge cities).

Quality control is an important aspect of our research and development department’s work and ensuring quality at every stage of the process has been as key driver in maintaining and developing our brand value. As of December 2015, we employed 32 professionals in research and technology development, including 10 senior engineers. We have set up a separate research and development division to account for our investment in research and development. For the years ended December 31, 2015 and 2014, we spent $458,246 and $629,242 respectively, on research and development. We expect to increase our allocation of research and development funds in an effort to enhance its core competence.

As a result of collaboration with the Louisiana Institute of Technology, we have developed a special corrosion-resistant concrete product using a high volume of fly-ash, with the product passing a mid-stage test that involved over 40 fly-ash production formulas. The traditional formula of construction materials made from fly-ash contains approximately 40% fly-ash, whereas the formula we developed tested by AGS contains 80% fly-ash. We have begun setting up China’s first research and development base for technology collaboration in Yinchuan City, Ningxia Province, in the hope of rapidly promoting such technology in China. We have also collaborated with Louisiana Institute of Technology, Lanzhou University and China University of Mining and Technology to develop disposal techniques for fly ash and iron tailings.

In 2013 we focused our research and development policies on our full-automatic production lines, to enrich the types of eco-friendly construction materials we offer, and to try and improve our market share. In 2014, we focused our research and development policies on improving our technology skills to try and keep with the level of our international competitors of manufacturing equipment. In addition we focused on developing an effective wet-forming technology and vibration molding techniques. In 2015 and subsequent years, we focused and will focus our research and development polices on comprehensive treatment of solid waste for use in eco-friendly construction materials, recycling technologies, new eco-friendly construction materials, and heat preservation and energy conservation products.

Sample research and development projects from 2012 to 2015 include the following:

Year 2012

●	Pallet-free block molding machine

●	Automatic loading machine

Year 2013

●	Mobile unstacking car

●	Automatic block splitting assembly line

Year 2014

●	Vibrating wet molding machine

●	Hollow body molding machine

Year 2015

●	Block module RTQT15 molding machine

●	Pallet free stacking system

Sources of Raw Materials

Our primary raw materials are steel for our manufacturing equipment and iron tailings, fly-ash and cement for our construction materials. We purchase from a variety of suppliers and believe these raw materials are widely available.

We have efficient access to all of the raw materials necessary for the production of our manufacturing equipment and construction materials. We believe our relationships with the suppliers of these raw materials are strong. We do not expect the prices of such raw materials to vary greatly from their current prices, as there has traditionally been little price volatility for such materials.

For the year ended December 31, 2015 and December 31, 2014, one cement supplier accounted for 35.4% and 32% of our total purchases, respectively. If we are unable to purchase from our primary suppliers, including this cement supplier, we do not expect we would face difficulties in locating other suppliers at substantially the same prices.

Intellectual Property Rights

We rely on our technology patents to protect our domestic business interests. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate patented technology. Patented technology is critical to the continued success of our business. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent, as evidenced by the minimal impact that has resulted from the expiration of seven of our patents over the last four years. We currently hold thirty patents, although seven of our patents have expired and four software copyrights, as summarized below:

Proprietary Name	Patent No.	Patent Type	Application Date	Approval Date	Expiration Date	Authority

Block molding machine	ZL 02 3 50523.0	Design	10/18/2002	5/14/2003	10/17/2012	China State Intellectual Property Office

4-knife synchronized leather splitting machine	ZL 02 2 62358.2	Utility Model	10/23/2002	12/24/2003	10/22/2012	China State Intellectual Property Office

Kiln car automatic alignment and positioning device	ZL 02 2 62360.4	Utility Model	10/23/2002	9/17/2003	10/22/2012	China State Intellectual Property Office

Fast feeding block molding machine	ZL 02 2 62359.0	Utility Model	10/23/2002	9/24/2003	10/22/2012	China State Intellectual Property Office

Bi-axial high-frequency vibrator	ZL 02 2 62366.3	Utility Model	10/24/2002	10/1/2003	10/23/2012	China State Intellectual Property Office

Block molding machine (QM4-10)	ZL 2005 3 0000632X	Design	1/4/2005	2/14/2006	1/13/2015	China State Intellectual Property Office

Multi-axis high frequency vibrator	ZL 2005 2 0000753.9	Utility Model	1/14/2005	4/19/2006	1/13/2015	China State Intellectual Property Office

Sandwiched insulation benzene board	ZL 2008 2 0114219.4	Utility Model	5/23/2008	5/6/2009	5/22/2018	China State Intellectual Property Office

Pallet-free wet stacking molding machine	ZL 2009 2 0004242.2	Utility Model	1/22/2009	4/28/2010	1/21/2019	China State Intellectual Property Office

RT mechanical transmission CNC system V12.0	Software copyright registration No. 0228987	Software copyright	8/11/2010	N/A	8/10/2060	National Copyright Administration of China

MB software for concrete molding control V15.0	Software copyright registration No. 0229003	Software copyright	8/11/2010	N/A	8/10/2060	National Copyright Administration of China

ZMV software for transport trolley control v6.0	Software copyright registration No. 0229000	Software copyright	8/11/2010	N/A	8/10/2060	National Copyright Administration of China

CB software for machine automation control v4.0.	Software copyright registration No. 0229001	Software copyright	8/11/2010	N/A	8/10/2060	National Copyright Administration of China

Pressure molding machine	ZL 2011 2 0251320.6	Utility Model	7/15/2011	3/14/2012	7/14/2021	China State Intellectual Property Office

Mobile pallet trucks	ZL 2011 2 0251594.5	Utility Model	7/15/2011	3/14/2012	7/14/2021	China State Intellectual Property Office

Offline palletizing system	ZL 2011 2 0251553.6	Utility Model	7/15/2011	3/14/2012	7/14/2021	China State Intellectual Property Office

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Electric automatic low level palletizer	ZL 2012 2 0505448.5	Utility Model	9/28/2012	4/3/2013	9/27/2022	China State Intellectual Property Office

Wet pneumatic clamp for concrete blocks	ZL 2012 2 0510468.1	Utility Model	9/29/2012	4/3/2013	9/28/2022	China State Intellectual Property Office

Medium to large platform vibration system for block molding	ZL 2012 2 0505906.5	Utility Model	9/29/2012	4/3/2013	9/28/2022	China State Intellectual Property Office

A composite pallet	ZL2014 2 0545245.8	Utility Model	9/22/2014	4/3/2015	9/21/2024	China State Intellectual Property Office

Core vibration molding machine	ZL 2015 2 0016872.7	Utility Model	1/9/2015	7/15/2015	1/8/2025	China State Intellectual Property Office

Thin-wall concrete hollow shell molding machine	ZL 2015 2 0016846.4	Patent	1/9/2015	7/15/2015	1/8/2025	China State Intellectual Property Office

Thin-wall porous concrete molding machine	ZL 2015 2 0016267.X	Utility Model	1/9/2015	7/15/2015	1/8/2025	China State Intellectual Property Office

High-density concrete molding machine	ZL 2015 2 0016672.1	Utility Model	1/9/2015	7/15/2015	1/8/2025	China State Intellectual Property Office

Pallet-free block stacking system	ZL 2015 2 0678713.3	Utility Model	9/2/2015	1/20/2016	9/1/2025	China State Intellectual Property Office

Rotary kiln car	ZL 2015 2 0678742.X	Utility Model	9/2/2015	1/20/2016	9/1/2025	China State Intellectual Property Office

Wet concrete dosing unit	ZL 2015 2 0679482.8	Utility Model	9/2/2015	1/20/2016	9/1/2025	China State Intellectual Property Office

Groove drawing device for blocks	ZL 2015 2 0679500.2	Utility Model	9/2/2015	1/20/2016	9/1/2025	China State Intellectual Property Office

Block stacking clamp	ZL 2015 2 0679522.9	Utility Model	9/2/2015	1/20/2016	9/1/2025	China State Intellectual Property Office

Automatic flatbed kiln car	201510557007.8	Patent	9/2/2015	9/6/2015	9/1/2025	China State Intellectual Property Office

Insulation benzene board insertion device	ZL 2015 2 0680597.9	Utility Model	9/2/2015	1/20/2016	9/1/2025	China State Intellectual Property Office

Self-locking block	ZL 2015 2 0678715.2	Utility Model	9/2/2015	1/20/2016	9/1/2025	China State Intellectual Property Office

Two-way launch stacking clamp	ZL 2015 2 0679470.5	Utility Model	9/6/2015	9/6/2015	9/6/2025	China State Intellectual Property Office

Vacuum vibration molding device	ZL 2015 2 0680665.1	Utility Model	9/6/2015	9/6/2015	9/6/2025	China State Intellectual Property Office

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Properties

Our headquarters is located at Room 1611, No.1 Building, No.208, Second Block, Lize Zhongyuan, Xinxing Industrial Area, Wangjing, Chaoyang District, Beijing City, China. We have incorporated eight Chinese domestic operating companies, which are separate legal entities. Our facilities are used for manufacture, sales, marketing and administrative functions. We own two of the facilities, and the other six facilities are leased. We believe our facilities are adequate for our current needs and we do not believe we will encounter any disputes of property rights or any difficulty in extending the terms of the leases by which we occupy our respective premises. A summary description of our facilities locations follows:

Office	Address	Term	Ownership	Space
The company headquarters office	X-702, 60 Anli Road, Chaoyang District, Beijing China	March 2011-August 2018	Leased	675.95 sq. m2

Production shop of Gu’an REIT Machinery Manufacturing Co., Ltd.	South Region of Gu’an Industrial Area	July 2008 – January 2055	Owned	26,695.5 sq. m2.

Office of REIT Xinyi New Material Co., Ltd.	No.2-3, Daqiao West Road, Xinyi Economic Development Zone, Xinqi City, Jiangsu Province	July 2015-July 2018	Leased	300 sq. m2

Production shop and office of REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd	No.1, Development First Road, Xunhuan Economic Industrial Area, Changjiang City, Hainan Province	December 2011 – May 2062	Owned	306000 sq. m2

Office of Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd.	Room 605, Unit 1, No.24 Building, Huaxia Xingfucheng Runyuan, Guangyang District, Langfang City	July 2014-August 2017	Leased	50 sq. m2

Office of Beijing REIT Eco-friendly Technology Co., Ltd.	Room 3396, No.1 Building, No.5 Liufang Nanlijia, Zhaoyang District, Beijing City	April 2016-April 2017	Leased	25 sq. m2

Office of Nanjing Dingxuan Environment Protection Technology Development Co., Ltd	No.156, Zhuangqiang Jizheng, Gaochun District, Nanjing City	January 2016-December 2017	Leased	58 sq. m2

Office of Hainan REIT Construction Project Co., Ltd.	Room 901, No.7 Building, Heifeng Jiang’an, Weibeimen, Haikou City, Hainan Province	June 2016-May 2017	Leased	179.5 sq. m2

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REGULATION

Regulations Relating to the Manufacturing Industry

Our manufacturing activities are regulated by the Law of China on Work Safety, which was adopted in 2002 and amended in 2014, the State Administration of Work Safety is responsible for the supervision and administration of work safety nationwide. Pursuant to which, production units which are engaged in producing and operating activities in China shall meet the conditions of work safety stipulated by relative law and regulations or national standards or industry standards; otherwise, those production units are not allowed to undertake manufacturing activities in China.

Our major products are regulated by the Law of China on Product Quality, which was promulgated in 1993 and amended in 2009, which require our products to comply with national standards and industry standards during the process of manufacturing and selling. Our products will be defined as defective products if they fail to comply with such standards. Meanwhile if our products cause personal injuries or other product damages, we shall be responsible for applicable compensation. The statute of limitation of legal proceedings for injuries or damages cause by defective products will be two years, commencing from the date of awareness of injuries or damages. Our products are mainly divided into two categories, which are eco-friendly construction materials and equipment used to produce construction materials, respectively. Under the Law of China on Product Quality, our products manufacturing shall be in compliance with five national standards and four industry standards, including but not limited to the GB/T 8533-2008 (national standard) and the JC/T 920-2011 (industry standard) for our manufacturing equipment, and the GB/T 21144-2007 (national standard) and the NY/T 1253-2006 (industry standard) for our construction materials.

Regulations on Tax

See “Taxation—People’s Republic of China Taxation.”

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended on August 5, 2008, the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Interim Measures on Administration on Foreign Debts (2003). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the China Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities.

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of China (1993), as amended in 2013, the Foreign Investment Enterprise Law (1986), as amended in 2000, and the Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended respectively in 2001 and 2014.

Under these regulations, wholly foreign-owned investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a wholly foreign-owned enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

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Circular 37. On July 4, 2014, SAFE issued Notice on Relevant Issues concerning Foreign Exchange Administration for Domestic Residents Engaging in Overseas Financing and Investing through Round-Trip Investment via Special Purpose Companies, or Circular 37, which became effective as of July 4, 2014. According to Circular 37, Chinese residents shall apply to SAFE and its branches for going through the procedures for foreign exchange registration of overseas investments before contributing the domestic assets or interests to a SPV. An amendment to registration or filing with the local SAFE branch by such Chinese resident is also required if the registered overseas SPV’s basic information such as domestic individual resident shareholder, name, operating period, or major events such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed. Although the change of overseas funds raised by overseas SPV, overseas investment exercised by overseas SPV and non-cross-border capital flow are not included in Circular 37, we may be required to make foreign exchange registration if required by SAFE and its branches.

Moreover, Circular 37 applies retroactively. As a result, Chinese residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required prior to implementation of Circular 37, are required to send a letter to SAFE and its branches for explanation. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 37 may result in receiving a warning from SAFE and its branches, and may result in a fine of up to RMB 300,000 (approximately $46,000) for an organization or up to RMB 50,000 (approximately $8,000) for an individual.

Chinese residents who control our Company are required to register with SAFE in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a Chinese company owned by Chinese residents in the future, such Chinese residents will be subject to the registration procedures described in Circular 37.

Circular 19 & Circular 16 On March 30, 2015, SAFE issued the Circular Concerning the Reform of the Administration of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 19, which became effective on March 30, 2015 and was implemented on June 1, 2015. Circular 19 regulates the conversion of foreign currency capital funds into RMB by a foreign-invested enterprise, and limits how the converted RMB may be used.

Furthermore, SAFE promulgated a circular on June 9, 2016, Circular on Reforming and Regulating Policies on the Administration over Foreign Exchange Settlement under Capital Accounts, or Circular 16, which further revises several clauses in Circular 19. Both Circular 19 and Circular 16 regulate that foreign exchange incomes of a domestic enterprise under their capital account shall not be used in the ways stated below:

●	For expenditures that are forbidden by relevant laws and regulations, or for purposes which are not included in the business scope approved by relevant government authority;

●	For direct or indirect equity investments within China, or for any other kinds of investments except principal-guaranteed wealth-management products, unless otherwise prescribed by other laws and regulations;

●	For issuing RMB entrusted loans directly or indirectly (except those included in the business scope), or for repaying inter-enterprise loans, or for repaying bank loans which has been refinanced to third parties;

●	For issuing RMB loans to non-affiliated enterprises, unless expressly permitted in the business scope;

●	For purchasing or constructing real estate which is not for personal use, in addition to those real estate enterprises.

In addition, SAFE supervises the flow and use of those RMB capital converted from foreign currency capital funds of a foreign-invested company by further focusing on ex post facto supervisions and violations, and the use the net proceeds from this offering to invest in or acquire any other Chinese companies in China is subject to the provisions under both Circular 19 and Circular 16.

New M&A Regulations and Overseas Listings

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in Chinese companies and controlled directly or indirectly by Chinese companies or individuals should obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new Chinese regulation remains unclear with no

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consensus currently existing among leading Chinese law firms regarding the scope of the applicability of the CSRC approval requirement.

Our China counsel, GFE Law Office, has advised us that, based on their understanding of the current Chinese laws and regulations:

●	We currently control the China Operating Companies by virtue of REIT Holdings acquiring 100% of the equity interests of Beijing REIT, which are regulated by the New M&A Rule. According to the New M&A Rule, when a domestic company or a domestic natural person, through an overseas company established or controlled by it, to acquire a domestic company’s equity interest which is related to or connected with it, approval from Ministry of Commerce is required. At the time of our equity interest acquisition, as the acquiree, Beijing REIT was not related to or connected with the foreign investor, or the acquirer, REIT Holdings. Accordingly, we did not need the approval from Ministry of Commerce. In addition, we have received all relevant approvals and certificates required for the acquisition;

●	The CSRC approval under the New M&A Rule only applies to overseas listings of SPVs that have used their existing or newly issued equity interest to acquire existing or newly issued equity interest in Chinese domestic companies, or a SPV-domestic company share swap. RETO does not constitutes a SPV that is required to obtain approval from the CSRC for overseas listing under the New M&A Rule because there has not been any SPV-domestic company share swap in our corporate history; and

●	Notwithstanding the above analysis, the CSRC has not issued any definitive rule or interpretation regarding whether offerings like the one contemplated by this Prospectus are subject to the New M&A Rule.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their Chinese Subsidiaries

An offshore company may invest equity in a Chinese company, which will become the Chinese subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign-Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC, Ministry of Commerce and SAFE.

Shareholder loans made by offshore parent holding companies to their Chinese subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of Chinese laws and regulations, including the Chinese Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, the shareholder loans made by offshore parent holding companies to their Chinese subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such Chinese subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the Chinese subsidiaries, both of which are subject to the governmental approval.

Regulations Relating to Intellectual Property Rights

Patent. Patents in China are principally protected under the Patent Law of China. The duration of a patent right is either 10 years (utility model or design) or 20 years (invention) from the date of application, depending on the type of patent right.

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 Copyright. Copyright in China, including copyrighted software, is principally protected under the Copyright Law of China and related rules and regulations. Under the Copyright Law, for a company, the term of protection for copyright is 50 years from the first publication of its work.

Trademark. Registered trademarks are protected under the Trademark Law of China and related rules and regulations. Trademarks are registered with the Trademark Office of the State Administration for Industry and Commerce. Where registration is sought for a trademark that is identical or similar to another trademark that has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark could be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain names.    Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT and the Registration Implementing Measures on the Domain Names promulgated by the CNNIC. The MIIT is the major regulatory body responsible for the administration of the Chinese Internet domain names, under supervision of which the CNNIC is responsible for the daily administration of .cn domain names and Chinese domain names. MIIT adopts the “first to file” principle with respect to the registration of domain names.

Employee Stock Option Plans

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007, to regulate the foreign exchange administration of Chinese citizens and non-Chinese citizens who reside in China for a continuous period of not less than one year, with a few exceptions, who participate in stock incentive plans of overseas publicly-listed companies. Pursuant to these rules, these individuals who participate in any stock incentive plan of an overseas publicly-listed company, are required to register with SAFE through a domestic qualified agent, which could be the Chinese subsidiaries of such overseas listed company, and complete certain other procedures.

Regulations Relating to Labor

Pursuant to the China Labor Law, which was adopted in 1995, and the China Labor Contract Law, which was adopted in 2008 and amended in 2012, a written labor contract is required when an employment relationship is established between an employer and an employee. The China Labor Law stipulates the maximum number of working hours per day and per week while other labor-related regulations and rules of China stipulate the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

An employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed-term labor contracts, with certain exceptions. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract, with certain exceptions. Except where the employer proposes to renew a labor contract by maintaining or raising the conditions of the labor contract and the employee is not agreeable to the renewal, an employer is required to compensate the employee when a definite term labor contract expires. Furthermore, under the Regulations on Paid Annual Leave for Employees issued by the State Council in December 2007 and effective as of January 2008, an employee who has served an employer for more than one year and less than ten years is entitled to a 5-day paid vacation, those whose service period ranges from 10 to 20 years are entitled to a 10-day paid vacation, and those who have served for more than 20 years are entitled to a 15-day paid vacation. An employee who does not use such vacation time at the request of the employer must be compensated at three times their normal daily salaries for each waived vacation day.

Pursuant to the Regulations on Occupational Injury Insurance which was adopted in 2004 and amended in 2010, and the Interim Measures concerning the Maternity Insurance for Enterprise Employees, which was adopted in 1995, Chinese companies must pay occupational injury insurance premiums and maternity insurance premiums for their employees. Pursuant to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, which was adopted in 1999, and the Interim Measures concerning the Administration of the Registration of Social Insurance, which was adopted in 1999, basic pension insurance, medical insurance and unemployment insurance are collectively referred to as social insurance. Both Chinese companies and their employees are required to contribute to the social insurance plans. The aforesaid measures are reiterated in the Social Insurance Law of China, which was adopted in July 2011, which stipulates the system of social insurance of China, including basic pension insurance, medical insurance, unemployment insurance, occupational injury insurance and maternity insurance. Pursuant to the Regulations on the Administration of Housing Fund, which was adopted in 1999 and amended in 2002, Chinese companies must register with applicable housing fund management centers and help each of their employees to establish a special housing fund account in an entrusted bank. Both Chinese companies and their employees are required to contribute to the housing funds.

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Regulations Relating to Environmental Protection

The Environmental Protection Law, which was adopted in 1989 and amended in 2015, effectively established the legal framework for environment protection in China. The Environmental Protection Law requires the Ministry of Environmental Protection (the “MEP”), to implement uniform supervision and administration of environmental protection work nationwide and establishes national environmental quality standards and pollutants discharge standards. Enterprises producing environmental contamination and other public hazards must incorporate environmental protection work into their planning and establish environmental protection systems.

Through the adoption of the Environmental Impact Assessment Law of China in 2003 and the Rule on Classification for Environmental Impact Assessment of Construction Projects in 2009, the Chinese government established a system to appraise the environmental impact of construction projects and classify the appraisal based on the degree of environmental impact caused by the construction project

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MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position	Appointed
Hengfang Li (1) (2)	54	Chief Executive Officer and Chairman of the Board	November 7, 2016

Guangfeng Dai (1) (2)	55	Chief Operating Officer and Director	November 7 2016

Zhizhong Hu (1) (2)	54	Chief Technology Officer and Director	November 7, 2016

Yuxia Jia (1)	40	Chief Financial Officer	Not Applicable

Xingchun Wang (1) (3) (5) (6) (7)	46	Director	November 7, 2016

Zhi Li (1) (3) (5)(6) (7)	54	Director	November 7, 2016

Sophia Liu (1) (4) (5)	38	Director	November 7, 2016

Austin Huang (1) (4) (6) (7)	59	Director	November 7, 2016

(1)	The individual’s business address is c/o Beijing REIT Technology Development Co., Ltd. X-702, 60 Anli Road, Chaoyang District, Beijing China.

(2)	Class C director whose term expires at the 2019 succeeding annual meeting of shareholders.

(3)	Class B director whose term expires at the 2018 succeeding annual meeting of shareholders.

(4)	Class A director whose term expires at the 2017 annual meeting of shareholders.

(5)	Member of audit committee.

(6)	Member of compensation committee.

(7)	Member of nominating committee.

Hengfang Li. Mr. Li has served as the Chief Executive Officer and Chairman of ReTo Eco-Solutions since September 2016. Mr. Li founded Beijing REIT in 1999 and has served as Beijing REIT’s Chief Executive Officer and Chairman since 1999. Mr. Li served as the chief representative in China of the German Hess Group from 1995 until 1999. From 1988 through 1995, Mr. Li was an engineer, senior engineer and then branch director at China North Vehicle Engine Research Center. Mr. Li holds a Master degree in Engine Studies from Beijing Institute of Technology. Mr. Li was nominated as a director because of his experience serving as an executive in the construction materials industry and has extensive knowledge, experience and relationships in China’s construction materials industry.

Guangfeng Dai. Mr. Dai has served as the Chief Operating Officer and Director of ReTo Eco-Solutions since September 2016. Mr. Dai has served as Beijing REIT’s Chief Operating Officer and Director since 2000. Mr. Dai served as the deputy representative in China for Hess Mechanical Engineering Co., Ltd. of Germany from 1997 until 2000. From 1995 through 1997, Mr. Dai was a senior engineer at Yanxing Corporation of China. From 1992 through 1994, Mr. Dai was a senior engineer at China North Industries Group Corporation. Mr. Dai received his Master degree in Automobile Engineering from Beijing Institute of Technology. Mr. Dai was nominated as a director because of his operations and management experience and of his knowledge of our Company as a long-term executive of Beijing REIT.

Zhizhong Hu. Mr. Hu has served as the Chief Technology Officer and Director of ReTo Eco-Solutions since September 2016. Mr. Hu has served as Beijing REIT’s Chief Technology Officer and Director since 2000. Mr. Hu served as the general manager and executive director of Yichang Hayes Building Materials Co., Ltd. from 1997 through 2000. From 1996 through 1997, Mr. Hu served as the business representative for Hayes Mechanical Engineering Co., Ltd. of Germany. Mr. Hu received his Bachelor’s Degree in Mechanical Engineering from Nanjing University of Science and Technology. Mr. Hu was nominated as a director because of his experience in research and development.

Yuxia Jia. Ms. Jia has served as the Chief Financial Officer of ReTo Eco-Solutions since September 2016. Ms. Jia joined Beijing REIT in November 2000 as an accountant, and in September 2005 Ms. Jia was promoted to Chief Financial Officer. Between July 1997 and October 2000, she worked as a cashier and accounting assistant for Beijing Shengda High-Tech Development Co., Ltd.

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Ms. Jia received her Associate’s degree in accounting from China Agricultural University in 2015.

Xingchun Wang. Mr. Wang has served as an independent director of ReTo Eco-Solutions since September 2016. Since November 2015, Mr. Wang has been the general manager of the investment development department of Chengzhi Shareholding Co., Ltd, a Shenzhen Stock Exchange listed company (stock code: 000990). Between May 2014 and October 2015, Mr. Wang served as the deputy general manager and secretary to the board of Beijing Huaxiang Lianxin Technology Co., Ltd. Between June 2010 and April 2014, Mr. Wang worked as Chief Financial Officer, director and secretary to the board of Beijing Dongbiao Electric Shareholding Co., Ltd. Between May 2009 and June 2010, Mr. Wang worked as the deputy general manager of Beijing Qinchuan Dadi Investment Co., Ltd. Mr. Wang is a member of China Certified Public Accountants and a member of China Certified Tax Accountant. Mr. Wang holds a Bachelor’s Degree in Accounting from Shanxi Finance and Economic College, and a Master’s Degree in Economics from Northwest University of Politics and Law. Mr. Wang was nominated as a director because of his knowledge in accounting, investments and management.

Zhi Li. Dr. Li has served as an independent director of ReTo Eco-Solutions since September 2016. Since December 2013, Dr. Li has been vice president and director of risk management of Heling Investment Management Beijing Co., Ltd. Between June 2010 and December 2013, Mr. Li served as general manager of the forest finance and international business department of China Forestry Equity Exchange. Between April 2004 and June 2010, Dr. Li worked as deputy director of China Zhongrui Yuehua Accounting Firm. Between September 2002 and March 2004, Dr. Li was a visiting scholar of the business school of Columbia University. Dr. Li is a member of China Certified Public Accountants. Mr. Li holds a Ph.D in Economics from Xiamen University. Dr. Li was nominated as a director because of his experience in accounting, economics and management.

Sophia Liu. Ms. Liu has served as an independent director of ReTo Eco-Solutions since September 2016. Since January 2012, Ms. Liu has been assistant vice president of corporate finance of Alexandria Real Estate Equities Inc. (NYSE: ARE). Between April 2010 and January 2012, Ms. Liu served as assistant vice president of internal audit of East West Bank (NYSE: EWBC). Between December 2004 and April 2010, Ms. Liu worked as manager for the assurance advisory business services of Ernst & Young, LLP. Ms. Liu is a member of American Institute of Certified Public Accountants (AICPA). Ms. Liu received her Master’s Degree in Accounting from University of Southern California. Ms. Liu was nominated as a director because of her experience in accounting and auditing.

Austin Huang. Dr. Huang has served as an independent director of ReTo Eco-Solutions since September 2016. Dr. Huang has served as the Principal Engineer for Merit Engineering, Inc. since 1993. Among other awards, Mr. Huang has received the Diplomat of Geotechnical Engineering by the Academy of Geoprofessionals in 2011 and named a Fellow, ACCE (American Society of Civil engineering) in 2007. Mr. Huang has served as an expert witness on geo-retaining wall design issues. In addition, he has presented two papers in the area of slope stability and pile foundations with socket in bedrock in international conferences. He holds 19 research publications including six in leading research journals. Dr. Huang holds a Master’s Degree and Ph.D. in Geotechnical Engineering from University of Wisconsin. Dr. Huang was nominated as a director because of his experience in geotechnical engineering, including, slope stability, soil infiltration and retaining walls that are areas applicable to our sponge city projects.

Executive Compensation

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. Currently, our board of directors determines the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of our named executive officers are measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria are set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs

In 2015, we expensed an aggregate of approximately $75,884 as salaries, bonuses and fees to our senior officers named in this prospectus. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Employment Agreements

Under Chinese laws, there are some situations where we can terminate employment agreements without paying economic compensation, such as the employer maintains or raises the employment conditions but the employee refuses to accept the new employment agreement, when the employment agreement is scheduled to expire, the employee is retired in accordance with laws or the employee is dead, declared dead or has disappeared. For termination of employment in absence of legal cause we are obligated to pay the employee two-month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without paying economic compensation, such as when the employee has committed a crime, being proved

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unqualified for recruitment during the probation period, seriously violating the rules and regulations of the employer, or the employee’s actions or inactions have resulted in a material adverse effect to us.

Our employment agreements with our executive officers generally provide for a term of three years, provided that either party may terminate the agreement on 60 days notice and a salary to be paid monthly, subject to certain limitations. The agreements also provide that the executive officers are to work an average of 40 hours per week and are entitled to all legal holidays as well as other paid leave in accordance with Chinese laws and regulations and our internal work policies. Under such agreements, our executive officers may be terminated for cause without further compensation. During the agreement and for three years afterward, our executive officers are required to keep trade secrets confidential.

The contracts that we have entered into with executive officers include the following:

Employment Agreement of Hengfang Li

We entered into an employment agreement with Hengfang Li effective September 1, 2016, providing for Mr. Li to serve as the Company’s Chief Executive Officer. Under the terms of Mr. Li employment agreement, Mr. Li is, among other matters, to take overall responsibility for the operational management and financial management of the Company in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 168,000 (approximately $25,000); and

●	Reimbursement of reasonable business expenses.

Mr. Li’s employment agreement is for an initial term of three years, renewable for an additional 24 months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Li’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Li is required to keep trade secrets confidential during the course of his employment and for a period of 36 months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of 24 months following his employment.

Employment Agreement of Guangfeng Dai

We entered into an employment agreement with Guangfeng Dai effective September 1, 2016, providing for Mr. Dai to serve as the Company’s Chief Operating Officer. Under the terms of Mr. Dai’s employment agreement, Mr. Dai is, among other matters, to support the Company’s CEO in developing, executing and managing the Company’s business plan with an emphasis on operations and sales in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 156,000 (approximately $23,000); and

●	Reimbursement of reasonable business expenses.

Mr. Dai’s employment agreement is for an initial term of three years, renewable for an additional 24 months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Dai’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Dai is required to keep trade secrets confidential during the course of his employment and for a period of 36 months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of 24 months following his employment.

Employment Agreement of Zhizhong Hu

We entered into an employment agreement with Zhizhong Hu effective September 1, 2016, providing for Mr. Hu to serve as the Company’s Chief Technology Officer. Under the terms of Mr. Hu’s employment agreement, Mr. Hu is, among other matters, to create overall technology standards and practices, build the Company’s technology team and manage data systems and effectiveness in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

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●	Annual compensation of RMB 156,000 (approximately $23,000); and

●	Reimbursement of reasonable business expenses.

Mr. Hu’s employment agreement is for an initial term of three years, renewable for an additional 24 months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Hu’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Hu is required to keep trade secrets confidential during the course of his employment and for a period of 36 months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of 24 months following his employment.

Employment Agreement of Yuxia Jia

We entered into an employment agreement with Yuxia Jia effective September 1, 2016, providing for Ms. Jia to serve as the Company’s Chief Financial Officer. Under the terms of Ms. Jia’s employment agreement, Ms. Jia is, among other matters, to setup and oversee all financial and operational controls and metrics of the Company, maintain responsibility for all financial operations of the Company and develop and direct financial plans for the strategic growth of the Company in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 102,000 (approximately $15,038); and

●	Reimbursement of reasonable business expenses.

Ms. Jia’s employment agreement is for an initial term of three years, renewable for an additional 24 months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Ms. Jia’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Ms. Jia is required to keep trade secrets confidential during the course of her employment and for a period of 36 months following the termination of her employment. Her employment contract also contains a non-compete clause for a duration of 24 months following her employment.

Board of Directors and Board Committees

Composition of Board

Our board of directors currently consists of seven directors. We expect that all current directors will continue to serve after this offering. There are no family relationships between any of our executive officers and directors.

The directors will be divided into three classes, as nearly equal in number as the then total number of directors permits. All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Class A directors shall face re-election at our next annual general meeting of shareholders and every three years thereafter. Class B directors shall face re-election at our second annual general meeting of shareholders and every three years thereafter. Class C directors shall face re-election at our third annual general meeting of shareholders and every three years thereafter.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional director of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our Company by making it difficult to replace members of the board of directors.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

The board of directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Xingchum Wang, Zhi Li, Sophia Liu and Austin Huang are our independent directors.

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There are no other arrangements or understandings pursuant to which our directors are selected or nominated. We do not have any service contacts with our directors that provide for benefits upon termination of employment.

Our board of directors plays a significant role in our risk oversight. The board of directors makes all relevant company decisions. As such, it is important for us to have both our Chief Executive Officer and Chief Financial Officer serve on the Board as they play key roles in the risk oversight or the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our Company and audits of the financial statements of our Company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The nominating committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Xingchun Wang and Zhi Li serve on all three committees, Austin Huang serves on the nominating and compensation committee, Sophia Liu serves on the audit committee. At this time, Xingchun Wang chairs the nominating committee; Sophia Liu chairs the audit committee; and Austin Huang chairs the compensation committee. Sophia Liu qualifies as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and Nasdaq Capital Market corporate governance requirements.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital—Differences in Corporate Law” for additional information on our directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. Shareholders shall have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	having all the powers necessary for managing and for directing and supervising, the business and affairs for the Company

•	appointing officers and determining the term of office of the officers;

•	fixing the emoluments of officers;

•	exercising all powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party;

•	designating committees of directors;

•	executing checks, promissory notes, drafts, bills of exchange and other negotiable instruments on behalf of the Company; and

•	determining that any sale, transfer, lease, exchange, or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that

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he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our Company, or in which he is so interested and may vote on such motion.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Director Compensation

Officers are elected by and serve at the discretion of the board of directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive $10,000 per year for serving as directors and may receive option grants from our Company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each board of directors meeting attended, up to a maximum of $2,000 per meeting and $4,000 per year. We did not pay our non-employee directors compensation in 2015 because our directors were not appointed until 2016.

Limitation of Director and Officer Liability

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests. Our Memorandum and Articles of Association provide that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

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RELATED PARTY TRANSACTIONS

Transactions with Related Persons

As of June 30, 3016, December 31, 2015 and 2014, the balances due to related parties were as follows:

	June 30, 2016	December 31, 2015	December 31, 2014
Mr. Hengfang Li – (1)	$969,261	$426,842	$21,124
Total	$969,261	$426,842	$21,124

(1)	Mr. Hengfang Li is the Chief Executive Officer (“CEO”) and major shareholder of the Company. Mr. Li periodically provides working capital loan to support the Company’s operations when needed.

In December 2014, Beijing REIT signed a loan agreement with Beijing Bank to borrow RMB 5 million (approximately $813,500) as working capital for one year. The loan had a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 20 basis points. The effective rate was 6.72% per annum. This loan was guaranteed by a third-party guaranty company as well the Company’s CEO, Hengfang Li, and its CTO, Zhizhong Hu. The loan was fully repaid upon maturity.

From April 2014 to June 2014, Beijing REIT signed six loan agreements with China Merchants Bank to borrow an aggregate of RMB 30 million (equivalent to $4,881,000) as working capital for one year. These loans all had variable interest rates based on the prevailing interest rates set by the People’s Bank of China at the time of borrowing, plus 10 basis points. The effective rate ranged from 6.9% to 7.2% per annum. These loans were guaranteed by a third-party guaranty company, as well as the Company’s CEO, Hengfang Li, and its CTO, Zhizhong Hu. The Company fully repaid these loans upon maturity.

From June 2015 to August 2015, Beijing REIT entered into several short-term bank loan agreements with China Merchants Bank to borrow an aggregate of RMB 30 million (equivalent to $5,390,000) as working capital for one year. These loans also bear variable interest rates based on the prevailing interest rates set by the People’s Bank of China at the time of borrowing, plus 20 basis points. The effective rate ranges from 5.22% to 6.12% per annum. These loans were guaranteed by a third-party guaranty company, as well as the Company’s CEO, Hengfang Li, and its CTO, Zhizhong Hu.

From December 2015 to May 2016, Beijing REIT entered into a series of loan agreements with Beijing Bank to borrow RMB 25 million (equivalent to $3,762,500) as working capital for one year. $752,500 of these loans bears fixed interest rate of 5.22% per annum; $1,505,000 of these loans bears fixed interest rate of 4.785% and remaining $1,505,000 of these loans bears fixed interest rate of 5.655% per annum. These loans were guaranteed by a third-party guaranty company, as well as the Company’s CEO, Hengfang Li, and its CTO, Zhizhong Hu. On July 25, 2016, RMB 10 million out of the total RMB 25 million loans with Beijing Bank has been repaid upon maturity. On July 26, 2016, Beijing REIT renewed the loan agreement with Beijing Bank to borrow RMB 10 million (approximately $1.5 million) as working capital for six months (from August 31, 2016 to February 27, 2017) with interest rate of 5.655% per annum. The loan was guaranteed by a third-party guaranty company, as well as the Company’s CEO, Hengfang Li, and its CTO, Zhizhong Hu.

On June 16, 2016, Beijing REIT entered into a line of credit agreement with CMB Beijing Huizhong Beili Branch to borrow an aggregate of RMB 20 million (approximately $3.1 million) as working capital for one year (from June 16, 2016 to June 16, 2017). The loan had a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 20 basis points. The effective rate was 4.35% per annum. The loan was guaranteed by a third-party guaranty company, as well as the Company’s CEO, Hengfang Li, and its CTO, Zhizhong Hu.

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PRINCIPAL STOCKHOLDERS

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of October 15, 2016, and as adjusted to reflect the sale of the common shares offered by us in our initial public offering, for:

●	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding common shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, which generally define beneficial ownership to include any shares over which a person exercises sole or shared voting or investment power. Such determination is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Two of our record stockholders are incorporated in the British Virgin Islands that own in the aggregate 1.07% of our common shares.

Applicable percentage ownership is based on 19,540,000 common shares outstanding as of the date of this filing. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ReTo Eco-Solutions, Inc., X-702, 60 Anli Road, Beijing, People’s Republic of China 100101. For purposes of computing ownership after this offering, we have assumed that 3,200,000 shares will be issued pursuant to this offering

	Beneficial Ownership Prior to Offering (1)		Beneficial Ownership After Offering (1)
Name of Beneficial Owner	Common Shares	Percentage	Percentage
Hengfang Li (2)	9,788,419	50.32%	43.0%
Guangfeng Dai (3)	780,632	3.99%	3.43%
Zhizhong Hu (4)	780,632	3.99%	3.43%
Yuxia Jia	0	*	*
Xingchun Wang	0	*	*
Zhi Li	0	*	*
Sophia Liu	0	*	*
Austin Huang	0	*	*
All directors and executive officers as a group	11,349,683	58.0%	49.91%

Great Deal International Development Limited (5)	3,903,161	20.0%	17.2%
Great Venture Industrial Limited	1,750,000	9.0%	7.7%
5% or greater beneficial owners as a group	5,653,161	29.0%	24.9%

*	Less than 1%.

(1)	Assumes all 3,200,000 shares are issued pursuant to this offering.

(2)	Chairman and Chief Executive Officer. Includes: (i) sole power to direct the voting and/or disposition of (a) 10,000 common shares held by Soothie Holdings Limited, a British Virgin Islands limited liability company controlled by Mr. Li; (b) 8,217,154 common shares held by 15 investors pursuant to a proxy voting agreement; and (c) 40% of the 3,903,161 shares held by Great Deal International Development Limited, a Hong Kong Limited Liability company in which Mr. Li owns 40% of the company.

(3)	Includes 20% of the 3,903,161 shares held by Great Deal International Development Limited, a Hong Kong Limited Liability company in which Mr. Dai owns 20% of the company.

(4)	Includes 20% of the 3,903,161 shares held by Great Deal International Development Limited, a Hong Kong Limited Liability company in which Mr. Hu owns 20% of the company.

(5)	Represents 3,903,161 shares directly held by Great Deal International Development Limited, a Hong Kong limited liability company whose shareholders include Mr. Hengfang Li (40%), Guangfeng Dai (20%), and Zhizhong Hu (20%). Mr. Li, Dai, and Hu hold 40%, 20%, and 20%, respectively, voting and investment power over the shares held. These are the same shares.
(6)	Represents 1,750,000 shares directly held by Good Venture Industrial Limited, a Hong Kong limited liability company controlled by Feng Wu.

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DESCRIPTION OF SHARE CAPITAL

We were incorporated as an international business company under the International Business Companies Act, 1984, in the British Virgin Islands on August 7, 2015 under the name “ReTo Eco-Solutions, Inc.”, company no. 1885527. As of the date of this prospectus, we have authorized 200,000,000 common shares, of $0.001 par value per share.

The following are summaries of the material provisions of our Memorandum and Articles of Association that will be in force at the time of the closing of this offering and the BVI Act, insofar as they relate to the material terms of our common shares. The forms of our Memorandum and Articles of Association are filed as exhibits to the registration statement of which this prospectus is a part.

Common Shares

General

All of our issued common shares are fully paid and non-assessable. Certificates representing the common shares are issued in registered form. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their common shares. At the completion of this offering, there will be 22,740,000 common shares issued and outstanding, assuming all 3,200,000 shares are sold.

Listing

We have applied to list our common shares on the NASDAQ Capital Market under the symbol “RETO.” We cannot guarantee that we will be successful in listing the common shares; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for the common shares is Vstock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598.

Distributions

The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each common share which such shareholder holds. Cumulative voting is not a concept that is accepted as a common practice in the British Virgin Islands, and we have made no provisions in our Memorandum and Articles of Association to allow cumulative voting for elections of directors.

Directors

Our directors are not required to hold a share as a qualification for office. With regards to conflicts of interest, our directors are entitled to vote a matter relating to an interested transaction.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, place and, in the case of a special meeting of shareholders, the purpose or purposes thereof, at least seven days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a special meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a special meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than on 1/3 of the issued common shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the common shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Articles of Association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

We would normally expect British Virgin Islands courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative action in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new common shares under either British Virgin Islands law or our Memorandum and Articles of Association.

Transfer of common shares

Subject to the restrictions in our Memorandum and Articles of Association, the lock-up agreements with our Placement Agent described in “Shares Eligible for Future Sale—Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her common shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any common share. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of a common share unless the person transferring the shares has failed to pay any amount due in respect of any of those shares.

Liquidation

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on common shares and forfeiture of common shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their common shares in a notice served to such shareholders at least fourteen days prior to the specified time of payment. The common shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of common shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the NASDAQ Capital Market, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the BVI Act, be amended only pursuant to a resolution passed at a meeting by the holders of not less than fifty percent of the issued shares in that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of our board of directors:

●	amend our memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;

●	subject to our memorandum, divide our authorized and issued shares into a larger number of shares; and

●	subject to our memorandum, combine our authorized and issued shares into a smaller number of shares.

Untraceable shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

●	all checks or warrants in respect of dividends of these shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve years prior to the publication of the notice and during the three months referred to in the third bullet point below;

●	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to these shares by death, bankruptcy or operation of law; and

●	we have caused a notice to be published in newspapers in the manner stipulated by our Memorandum and Articles of Association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such notice.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to the net proceeds.

Inspection of books and records

Under British Virgin Islands Law, holders of our common shares are entitled, upon giving written notice to us, to inspect (i) our Memorandum and Articles of Association (our charter), (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members (shareholders), and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles of Association (our charter) on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional common shares

Our Memorandum and Articles of Association (our charter) authorizes our board of directors to issue additional common shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The BVI Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the British Virgin Islands applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which governs companies incorporated in the state of Delaware.

Mergers and similar arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the Memorandum or Articles of Association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within twenty days who gave written objection. These shareholders then have twenty days to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the twenty days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have thirty days to agree upon the price. If the company and a shareholder fail to agree on the price within the thirty days, then the company and the shareholder shall, within twenty days immediately following the expiration of the thirty-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation. Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below.

●	Prejudiced members: A shareholder who considers that the affairs of a company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside. There is no similar provision under Delaware law.

●	Derivative actions: Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it. We would normally expect British Virgin Islands courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative action in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders. Under Delaware law, a stockholder is eligible to bring a derivative action if the holder held stock at the time of the challenged wrongdoing and continues from that time to hold stock throughout the course of the litigation.

This is the “continuous ownership” rule, which is a requirement for a stockholder to bring and maintain a derivative action. The law also requires the stockholder first to demand the Board of Directors of the corporation to assert the claims or the stockholder must state in the derivative action particular reasons why making such a demand would be futile.

●	Just and equitable winding up: In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi partnership and trust and confidence between the partners has broken down. Under Delaware law the court can use its equitable power of dissolution and appoint a receiver when fraud and gross mismanagement by corporate officers cause real imminent danger of great loss, and cannot be otherwise prevented.

Indemnification of directors and executive officers and limitation of liability

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our Memorandum and Articles of Association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Memorandum and Articles of Association

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including provisions that provide for a staggered board of directors and prevent shareholders from taking an action by written consent in lieu of a meeting. However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our Company.

Directors’ fiduciary duties

Under British Virgin Islands law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner that contravenes the BVI Act or our Memorandum and Articles of Association, as amended and re-stated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Shareholder action by written consent

British Virgin Islands law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Our Memorandum and Articles of Association does permit shareholders to act by written consent. Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder proposals

British Virgin Islands law and our Memorandum and Articles of Association allow our shareholders holding not less than 30% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our Memorandum and Articles of Association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world. Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative voting

Although permitted under British Virgin Islands law, our Memorandum and Articles of Association do not provide for cumulative voting. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under our Memorandum and Articles of Association, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director of for purposes including the removal of the director or by written resolution passed by at least 75 percent of the vote of the shareholders entitled to vote or by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute.

Dissolution; Winding Up

Under the BVI Act and our Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under BVI law and our Memorandum and Articles of Association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued shares in that class.

Amendment of governing documents

As permitted by BVI law, our Memorandum and Articles of Association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for shares of our common shares. Future sales of substantial amounts of shares of our common shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our common shares to fall or impair our ability to raise equity capital in the future.

We will have 22,740,000 shares of our common shares outstanding immediately after the closing of this offering. This includes 3,200,000 shares that we are selling in our initial public offering, which shares may be resold in the public market immediately following our initial public offering. The common shares that were not offered and sold in our initial public offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Since those restricted securities are not a part of this offering, they are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market standoff provisions described below and subject to the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

●	on the date of this prospectus, none of these restricted securities will be available for sale in the public market;

●	91 days after the date of this prospectus, common shares held by non-officer or director shareholders subject to the terms of the lock-up agreements; and

●	181 days after the date of this prospectus, an additional common shares held by officer and director shareholders subject to the terms of the lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of our Company at the time of sale, or at any time during the preceding three months, and who has beneficially owned restricted shares for at least six months, would be entitled to sell within any three-month period a number of our common shares that does not exceed the greater of 1% of the then outstanding common shares or the average weekly trading volume of common shares during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about our Company. In addition, sales by our affiliates may be subject to the terms of lock-up agreements. See “Shares Eligible for Future Sale – Lock-Up Agreements.”

A person who has not been our affiliate at any time during the three months preceding a sale, and who has beneficially owned his or her common shares for at least six months, would be entitled under Rule 144 to sell such shares without regard to any manner of sale, notice provisions or volume limitations described above. Any such sales must comply with the public information provision of Rule 144 until our common shares have been held for one year.

Rule 701

Securities issued in reliance on Rule 701 are also restricted and may be sold by shareholders other than affiliates of our Company subject only to manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its six-month holding period requirement.

Lock-Up Agreements

Our directors, executive officers and certain existing stockholders who own our common shares, will enter into lock-up agreements with the Placement Agent prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days from the effective date of the registration statement of which this prospectus is a part, agree not to: (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into, exercisable or exchangeable for or that represent the right to receive common shares (including common shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) whether now owned or hereafter acquired; (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the foregoing securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares; or (4) publicly disclose the intention to do any of the foregoing.

TAX MATTERS APPLICABLE TO U.S. HOLDERS OF OUR COMMON SHARES

The following sets forth the material British Virgin Islands, Chinese and U.S. federal income tax matters related to an investment in our common shares. It is directed to U.S. Holders (as defined below) of our common shares and is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local and other tax laws. Unless otherwise noted in the following discussion, this section is the opinion of Haneberg Hurlbert PLC, our U.S. and British Virgin Islands counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law and British Virgin Islands tax law, and of GFE Law Office, our China counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law.

The following brief description applies only to U.S. Holders (defined below) that hold common shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

China Enterprise Income Tax

According to the Enterprise Income Tax Law of China (the “EIT Law”), which was promulgated on March 16, 2007 and became effective on January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%, unless they qualify for certain exceptions. The Regulation on the Implementation of Enterprise Income Tax Law of China (the “EIT Rules”) was promulgated on December 6, 2007 and became effective on January 1, 2008.

On April 14, 2008, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises (the “Certifying Measures”), which retroactively became effective on January 1, 2008 and was amended on January 29, 2016. Under the EIT Law and the Certifying Measures, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Beijing REIT was granted the high and new technology enterprise (“HNTE”) qualification valid until the year-end of November 2016. There can be no assurance, however, that Beijing REIT will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Beijing REIT’s “high and new technology enterprise” status in the future.

Uncertainties exist with respect to how the EIT Law applies to the tax residence status of ReTo and our offshore subsidiaries. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the EIT Rules define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, at April 22, 2009 which provides that a foreign enterprise controlled by a Chinese company or a Chinese company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied:

●	the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in China;

●	its financial and human resources decisions are made by or are subject to approval by persons or bodies in China;

●	its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and

●	more than half of the enterprise’s directors or senior management with voting rights frequently reside in China.

We do not believe that we meet the conditions outlined in the preceding paragraph since ReTo does not have a Chinese enterprise or enterprise group as our primary controlling shareholder. In addition, we are not aware of any offshore holding companies with a corporate structure similar to the Company that has been deemed a China “resident enterprise” by the Chinese tax authorities.

If we are deemed a China resident enterprise, we may be subject to the EIT at the rate of 25% on our global income, except that the dividends we receive from our Chinese subsidiaries may be exempt from the EIT to the extent such dividends are deemed dividends among qualified resident enterprises. If we are considered a resident enterprise and earn income other than dividends from our Chinese subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

China Business Tax and VAT

Pursuant to the Provisional Regulation of China on Business Tax last amended on November 10, 2008 and effective as of January 1, 2009 and the Detailed Rules for the Implementation of the Provisional Regulation of China on Business Tax last amended on October 28, 2011 and effective as of November 1, 2011, all entities and individuals engaged in providing taxable services, transfer of intangible assets or the sale of real estate are subject to business tax.

Pursuant to the Provisional Regulations on value added tax (“VAT”) of China effective as of January 1, 2009 and last amended on February 6, 2016 and the Detailed Rules for the Implementation of the Provisional Regulation of China on VAT last amended on October 28, 2011 and effective as of November 1, 2011, all entities or individuals in China engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the importation of goods are required to pay VAT. The amount of VAT payable is calculated as “output VAT” minus “input VAT” and the rate of VAT for the China Operating Companies is as follows: 17% for Beijing REIT; 17% for Gu’an REIT; 3% for Dingxuan; 6% for REIT Municipal; 6% for REIT Construction; 17% for Ruirong; 17% for Xinyi; and 17% for REIT Changjiang for sales of our goods.

People’s Republic of China Taxation

Under the EIT law and EIT Rules, both of which became effective on January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%, unless they qualify for certain exceptions. On April 14, 2008, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises, which retroactively became effective on January 1, 2008 provide that certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Beijing REIT was granted the HNTE qualification valid for three years commencing on November 11, 2013. There can be no assurance, however, that Beijing REIT will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Beijing REIT’s “high and new technology enterprise” status in the future. We are a holding company incorporated in the British Virgin Islands and we gain substantial income by way of dividends from our Chinese subsidiaries. The EIT Law and Rules provide that China-sourced income of foreign enterprises, such as dividends paid by a Chinese subsidiary to its equity holders that are non-resident enterprises, will normally be subject to Chinese withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has tax treaty with China that provides for a different withholding arrangement.

British Virgin Islands Taxation

Under the BVI Act as currently in effect, a holder of common shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common shares and all holders of common shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Act. In addition, shares of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	a dealer in securities or currencies;

●	a person whose “functional currency” is not the United States dollar;

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our common shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as consideration; or

●	persons holding our common shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common shares.

Taxation of Dividends and Other Distributions on our Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the common shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the common shares are readily tradable on an established securities market in the United States, or in the event we are deemed to be a Chinese “resident enterprise” under the China tax law, we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Common Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the common shares. The gain or loss will generally be capital gain or loss. Capital gains are generally subject to United States federal income tax at the same rate as ordinary income, except that non-corporate U.S. Holders who have held common shares for more than one year may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our income and assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2015. Our actual PFIC status for the current taxable years ending December 31, 2015 will not be determinable until after the close of such taxable years and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold common shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the common shares.

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the common shares, you will include in ordinary income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted tax basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted tax basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your tax basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Common Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the NASDAQ Capital Market. If the common shares are regularly traded on the NASDAQ Capital Market and if you are a holder of common shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold common shares in any year in which we are a PFIC, you will generally be required to file U.S. Internal Revenue Service Form 8621 to report your ownership of our common shares as well as distributions received on the common shares, any gain realized on the disposition of the common shares, any PFIC elections you would like to make in regard to the common shares, and any information required to be reported pursuant to such an election.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our common shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal

Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to common shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold shares. U.S. Holders are urged to consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on the applicable IRS Form W-8BEN.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the British Virgin Islands with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, all of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed Vcorp Agent Services, Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

GFE Law Office, our counsel as to Chinese law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

GFE Law Office has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. Accordingly, there is uncertainty whether China courts will recognize or enforce judgments of United States or British Islands Courts because China does not have any treaties or other agreements with the British Virgin Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. GFE Law Office has further advised us that under Chinese law, Chinese courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of Chinese law or national sovereignty, security or social public interest.

We have been advised by Haneberg Hurlbert PLC, our counsel as to British Virgin Islands law, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, is unlikely to be enforceable in the British Virgin Islands. We have also been advised by Haneberg Hurlbert PLC that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the British Virgin Islands under the common law doctrine of obligation.

PLACEMENT

The Placement Agent has agreed to act as our exclusive placement agent in connection with this offering subject to the terms and conditions of the Placement Agency Agreement, dated the date of this prospectus, by and between us and the Placement Agent.

The Placement Agent is not purchasing or selling any securities offered by this prospectus but will assist us in this offering on a “best efforts” basis. The Placement Agent has no obligation to buy any of the common shares from us nor are they required to arrange the purchase or sale of any specific number or dollar amount of the common shares, but have agreed to use their best efforts to arrange for the sale of 3,200,000 common shares.

The common shares are being offered on a “best efforts” basis, meaning that the Placement Agent is not obligated to purchase any common shares. No common shares will be sold unless all 3,200,000 common shares have been sold no later than      . All monies collected for subscriptions will be held in a separate escrowed bank account at Signature Bank, New York, New York, which is serving as escrow agent, until all of the 3,200,000 common shares have been sold. Any checks for the purchase of shares should be made payable to “Signature Bank – ReTo Eco-Solutions, Inc., IPO Escrow Account.” The Placement Agent will instruct its customers to transfer funds from their respective accounts directly to the escrow agent via wire transfer and will instruct other purchasers of the shares to make checks payable to “Signature Bank – ReTo Eco-Solutions, Inc., IPO Escrow Account.” Upon receipt of funds sufficient for the sale of 3,200,000 shares, the funds will be transferred to our business account. In the event that not all of the 3,200,000 common shares are sold by      , all monies will be returned to investors, without interest or deduction, within one business day.

The Placement Agent may be deemed an underwriter within the meaning of Section 2(a)(11) of the Securities Act and any commissions received by it and any profit realized on the sale of the securities by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the Placement Agent would be required to comply with the requirements of the Securities Act and the Exchange Act including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of common shares by the Placement Agent acting as principal. Under these rules and regulations, the Placement Agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.

We have agreed to indemnify the Placement Agent against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the Placement Agent may be required to make in respect thereof.

The common shares sold by the Placement Agent to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. In addition, the Placement Agent may offer some of the shares to other securities dealers at the initial public offering price less a concession not to exceed $      per share.

We intend to apply to have our common shares listed on the NASDAQ Capital Market under the symbol “RETO.”

Total commissions to be paid to the Placement Agent represent 8.0% of the total amount of the offering. The following table shows the public offering price, placement agent commissions and proceeds, before expenses, to us.

	Per Share	Total
Initial public offering price	$	$
Placement fee	$	$
Proceeds, before expenses	$	$

We will also pay to the Placement Agent by deduction from the net proceeds of the offering contemplated herein, a corporate finance fee equal to 1.5% of the gross proceeds from the offering. In addition, we have agreed to pay up to $100,000 of the legal fees of counsel to the Placement Agent.

We shall also be responsible for all expenses relating to the offering, including, without limitation, (a) all filing fees and communication expenses relating to the registration of the shares to be sold in the offering with the SEC and the filing of the offering materials with FINRA; (b) all fees and expenses relating to the listing of such shares on the NASDAQ Capital Market; (c) up to for fees, expenses and disbursements relating to the registration or qualification of such shares under the “blue sky” securities laws of such states and other jurisdictions as the Placement Agent may reasonably designate; (d) fees and expenses of the transfer agent for such shares; (e) stock transfer taxes, if any, payable upon the transfer of securities from us to the Placement Agent; and (f) the fees and expenses of our accountants and the fees and expenses of our legal counsel and other agents and representatives.

We estimate that the total expenses of the offering payable by us, excluding the total Placement Agent commission, will be approximately $ .

Pricing of the Offering

Prior to this offering, there has been no public market for our common shares. The initial public offering price of the shares has been negotiated between us and the Placement Agent. Among the factors considered in determining the initial public offering price of the shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Indemnification Escrow Agreement

We have agreed with the placement agent in this offering to establish an escrow account in the United States and to fund such account with $500,000 from this offering that may be utilized by the Placement Agent to fund any bona fide indemnification claims of the Placement Agent arising during a two year period following the offering. The escrow account will not be interest bearing, and we will be free to invest the assets in securities. All funds that are not subject to an indemnification claim will be returned to us after the two year period expires.

No Sales of Similar Securities

Our directors, executive officers and certain existing stockholders who own our common shares, will enter into lock-up agreements with the Placement Agent prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days from the effective date of the registration statement of which this prospectus is a part, agree not to: (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into, exercisable or exchangeable for or that represent the right to receive common shares (including common shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) whether now owned or hereafter acquired; (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the foregoing securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares; or (4) publicly disclose the intention to do any of the foregoing.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the Placement Agent or selling group members, if any, participating in this offering and the Placement Agent may distribute prospectuses electronically. The Placement Agent may agree to allocate a number of common shares to selling group members for sale to their online brokerage account holders. The common shares to be sold pursuant to Internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the Placement Agent, and should not be relied upon by investors.

Passive Market Making

In connection with this offering, the Placement Agent may engage in passive market making transactions in our common shares on the NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The Placement Agent and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the Placement Agent and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our company. The Placement Agent and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The principal business address of the Placement Agent is:

ViewTrade Securities, Inc.

7280 West Palmetto Park Road, Suite 105,

Boca Raton, FL 33433.

Selling Restrictions

Other than in the United States, no action has been taken by us or the Placement Agent that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

The Placement Agent is expected to make offers and sales both in and outside the United States through its respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC.

Hong Kong

The common shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in China, and common shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of China except pursuant to applicable laws and regulations of China. For the purpose of this paragraph, China does not include Taiwan, and the special administrative regions of Hong Kong and Macau.

EXPENSES RELATED TO THIS OFFERING

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the placement discounts and commissions) will be as follows. With the exception of the filing fees for the U.S. Securities Exchange Commission, FINRA and NASDAQ, all amounts are estimates.

U.S. Securities and Exchange Commission registration fee	$1,773
FINRA filing fee	$4,100
NASDAQ listing fee	$70,000
Legal fees and expenses for Chinese counsel	$80,000
Legal fees and expenses for BVI counsel	$10,000
Legal fees and expenses for U.S. counsel	$310,000
Accounting fees and expenses	$270,000
Printing fees and expenses	$50,000
Miscellaneous	$4,127
Total	$800,000	*

 * Estimated

LEGAL MATTERS

Certain matters as to U.S. federal law in connection with this offering will be passed upon for us by Haneberg Hurlbert PLC. The validity of the shares and certain legal matters relating to the offering as to British Virgin Islands law will be passed upon for us by Haneberg Hurlbert PLC. Certain legal matters relating to the offering as to Chinese law will be passed upon for us by GFE Law Office, People’s Republic of China. Haneberg Hurlbert PLC may rely upon GFE Law Office with respect to matters governed by Chinese law. K&L Gates LLP, Miami, FL has acted as counsel for the Placement Agent with respect to this offering.

EXPERTS

The consolidated financial statements for each of the years ended December 31, 2015 and 2014, as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on their authority as experts in accounting and auditing. Friedman LLP is a member of “DFK International”, an international association of independent and global accounting firms and business advisors. The current address of Friedman LLP is 1700 Broadway, New York, New York 10019.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Placement Agent, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon closing of our initial public, we will be required to file periodic reports (including an annual report on Form 20-F, which we will be required to file within 120 days from the end of each fiscal year), and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

RETO ECO-SOLUTIONS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

RETO ECO-SOLUTIONS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of RETO Eco-Solutions, Inc.

We have audited the accompanying consolidated balance sheets of RETO Eco-Solutions, Inc. (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income and comprehensive income, changes in stockholder’s equity and cash flows for each of the years in the two-year period ended December 31, 2015. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the each of the years in the two-year period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

/s/ Friedman LLP

New York, New York

July 7, 2016

F-1

RETO ECO-SOLUTIONS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31	December 31,
	2015	2014

ASSETS
Current Assets:
Cash and cash equivalents	$532,627	$2,031,544
Restricted cash	154,000	—
Notes receivable	—	65,080
Accounts receivable, net	9,116,558	4,501,591
Advances to supplier, net	759,804	2,044,436
Inventories	2,161,886	2,642,764
Project Deposit	2,381,709	—
Prepaid expenses and other current assets	417,970	252,219
Total Current Assets	15,524,554	11,537,634

Property, plant and equipment, net	28,338,161	31,057,422
Intangible assets, net	6,037,729	6,517,938
Other assets	297,851	431,821
Deferred tax assets	49,472	6,196
Total Assets	$50,247,767	$49,551,011

LIABILITIES AND EQUITY

Current Liabilities:
Short term bank loans	$5,390,000	$5,694,500
Long term bank loans-current portion	3,747,374	3,123,840
Bank notes payable	770,000	—
Billing in excess of cost and estimated earnings	178,086	121,318
Advances from customers	5,376,215	6,053,444
Deferred revenue	562,956	616,452
Accounts payable	4,474,644	5,627,795
Accrued and other liabilities	634,636	777,327
Taxes payable	726,907	341,615
Due to related parties	426,843	21,125
Total Current Liabilities	22,287,661	22,377,416

Long term bank loans	8,870,400	12,495,360

Total Liabilities	31,158,061	34,872,776

Commitments and contingencies

Equity
Common Stock, $0.001 par value, 200,000,000 shares authorized,
10,000 share outstanding as of December 31, 2015 and 2014	10	10
Additional paid-in capital	19,569,218	16,470,942
Statutory reserve	349,663	102,964
Accumulated deficit	(3,195,148)	(5,262,794)
Accumulated other comprehensive income (losses)	(441,187)	344,605
Total ReTo Eco-Solutions, Inc.’s equity	16,282,556	11,655,727

Noncontrolling interest	2,807,150	3,022,508
Total equity	19,089,706	14,678,235

Total Liabilities and Equity	$50,247,767	$49,551,011

The accompanying notes are an integral part of these consolidated financial statements

F-2

RETO ECO-SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2015	2014

Revenues	$17,384,373	$13,764,476
Cost of goods sold	9,265,313	8,002,649
Gross Profit	8,119,060	5,761,827

Operating Expenses
Selling expenses	1,462,144	1,431,680
General and administrative expenses	2,607,846	2,199,119
Research and development expenses	458,246	629,242
Total operating expenses	4,528,236	4,260,041

Income from Operations	3,590,824	1,501,786

Other Income ( Expense):
Interest income (expense)	(1,032,329)	(1,070,809)
Other income	92,880	445,169
Total other expense, net	(939,449)	(625,640)

Income Before Income Taxes	2,651,375	876,146

Provision for Income Taxes	295,760	207,996

Net Income	2,355,615	668,150
Less: net income attributable to non-controlling interest	41,270	17,762
Net income attributable to RETO Eco-Solutions, Inc.	$2,314,345	$650,388

Net income	$2,355,615	$668,150
Other comprehensive loss:
Foreign currency translation loss	(1,014,702)	(85,602)
Comprehensive income	1,340,913	582,548
Less: comprehensive income (loss) attributable to non-controlling interest	(78,082)	214
Comprehensive Income attributable to ReTo Eco-Solutions, Inc.	$1,418,995	$582,334

Earning per share
Basic and diluted	$231.43	$65.04

Weighted average number of shares
Basic and diluted	10,000	10,000

The accompanying notes are an integral part of these consolidated financial statements

F-3

RETO ECO-SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Common Stock		Additional Paid-in	Staturory	Retained	Accumulated Other Comprehensive	Noncontrolling	Total
	Shares	Amount	Capital	Reserve	Earnings	Income (deficit)	Interest	Equity
Balance at January 1, 2014	10,000	$10	$16,470,942	$—	$(5,810,218)	$412,659	$3,022,294	$14,095,687

Net income	—	—	—	—	650,388	—	17,762	668,150
Appropriations to statutory reserve	—	—	—	102,964	(102,964)	—	—	—
Foreign currency translation gain	—	—	—	—	—	(68,054)	(17,548)	(85,602)

Balance at December 31, 2014	10,000	$10	$16,470,942	$102,964	$(5,262,794)	$344,605	$3,022,508	$14,678,235

Conversion of shareholder loan to capital	—	—	3,325,019	—	—	—	—	3,325,019
Net income	—	—	—	—	2,314,345	—	41,270	2,355,615
Appropriations to statutory reserve	—	—	—	246,699	(246,699)	—	—	—
Change in non-controlling interest in REIT Changjiang:
-Withdrawal of capital by original minority shareholder in REIT Changjiang	—	—	(289,987)	—	—	—	(3,035,032)	(3,325,019)
-Capital contribution by new minority shareholder in REIT Changjinag	—	—	63,244	—	—	—	2,849,516	2,912,760
Capital contribution by a minority shareholder in REIT Xingyi	—	—	—	—	—	—	48,240	48,240
Foreign currency translation adjustment	—	—	—	—	—	(785,792)	(119,352)	(905,144)

Balance at December 31, 2015	10,000	$10	$19,569,218	$349,663	$(3,195,148)	$(441,187)	$2,807,150	$19,089,706

The accompanying notes are an integral part of these consolidated financial statements

F-4

RETO ECO-SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,355,615	$668,150
Adjustments to reconcile net income to net cash
used in operating activities:
Deferred tax expense (benefit)	(45,448)	19,156
Depreciation and amortization	1,093,713	966,586
Bad debt provisions	311,331	42,059
Changes in operating assets:
Notes receivable	64,200	102,501
Accounts receivable	(5,353,931)	(2,992,174)
Advances to suppliers	1,206,987	(1,182,749)
Inventories	353,894	1,282,137
Due from related parties	—	4,054,807
Other assets	(79,951)	1,192,966
Changes in operating liabilities:
Accounts payable	(888,188)	(3,678,423)
Advance from customers	(368,457)	(2,831,496)
Billings in excess of costs and estimated earnings	65,924	121,318
Deferred revenue	(21,400)	(21,693)
Taxes payable	420,593	289,029
Accrued liabilities	(105,410)	488,982
Net cash used in operating activities	(990,528)	(1,478,844)

CASH FLOWS FROM INVESTING ACTIVITIES
Reduction (addition) of construction in progress and property and equipment	157,167	(2,954,700)
Payment for project deposit	(2,471,700)	—
Net cash used in investing activities	(2,314,533)	(2,954,700)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans	5,617,500	11,616,780
Repayment of bank loans	(7,875,157)	(6,345,300)
Proceeds from bank notes	802,500	—
Proceeds from related party loans	424,019	21,124
Restricted cash	(160,500)	—
Capital contribution by new minority shareholders	2,912,760	—
Net cash provided by financing activities	1,721,122	5,292,604

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	85,022	(6,700)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,498,917)	852,360

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,031,544	1,179,184

CASH AND CASH EQUIVALENTS, ENDING OF YEAR	$532,627	$2,031,544

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest paid	$1,237,325	$208,154
Income tax paid	$34,867	$30,494

Non-Cash Financing and investing Activities
Conversion of shareholder loans to equity	$3,325,019	$—
Withdrawal of capital by original minority shareholder in REIT Changjiang	$(3,325,019)	$—

The accompanying notes are an integral part of these consolidated financial statements

F-5

RETO ECO-SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

ReTo Eco-Solutions, Inc. (“RETO” or the “Company”) is a limited liability company established under the laws of the British Virgin Islands on August 7, 2015 as a holding company to develop business opportunities in the People’s Republic of China (“PRC” or “China”).

RETO owns 100% equity interest of REIT Holdings (China) Limited (“REIT Holdings”), a limited liability company established in Hong Kong.

Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”) was established on May 12, 1999 under the laws of PRC, with the registered capital of RMB 24 million (approximately $3.5 million) and additional paid in capital of RMB 100 million (approximately $15.4 million) contributed by four individual shareholders. Over the years, Beijing REIT has established five other subsidiaries consisting:

Gu’an REIT Machinery Manufacturing Co., Ltd. (“Gu’an REIT”) incorporated on May 12, 2008; Beijing REIT Eco-friendly Technology Co., Ltd. (“REIT Municipal”) incorporated on April 24, 2014; Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd. (“Ruirong”) incorporated on May 12, 2014; Nanjing Dingxuan Environment Protection Technology Development Co., Ltd. (“Dingxuan”) incorporated on October 17, 2014; and REIT Technology Development (America), Inc. (“REIT US”) incorporated on February 27, 2014.

Gu’an REIT is the main operating entity focusing on the development and distribution of specialized equipment for industrial waste processing, while the other four subsidiaries are relatively new and have limited activities.

On February 7, 2016, Beijing REIT and its individual shareholders entered into an equity transfer agreement, pursuant to which the individual shareholders agreed to transfer all of their ownership interests in Beijing REIT to REIT Holdings. After this equity transfer, Beijing REIT became a Wholly Foreign-Owned Enterprise (“WOFE”) and amended the registration with the State Administration for Industry and Commerce (“SAIC”) on March 21, 2016.

REIT Mingsheng Environmental Protection Construction Materials (Changjiang) Co., Ltd. (“REIT Changjiang”) was incorporated in Hainan Province, China, on November 22, 2011 with the original registered capital of RMB 100 million (approximately $16 million). REIT Changjiang is engaged in hauling and processing construction and mining waste, with which it produces recycled aggregates and bricks for environmental-friendly uses. On January 10, 2016, REIT Changjiang signed an equity transfer agreement with Beijing REIT, pursuant to which the four individual shareholders of REIT Changjiang agreed to transfer 100% of its equity interests to Beijing REIT. At the time of the transfer, REIT Changjiang was controlled in majority by the same four individual shareholders as those of Beijing REIT.

For accounting purposes, the above mentioned transactions were accounted for in a manner similar to a recapitalization. RETO and its wholly-owned subsidiary REIT Holdings, who now owns all of the interests of Beijing REIT, as well as REIT Changjiang were effectively controlled by the same majority shareholders of Beijing REIT. Therefore, RETO, REIT Holdings, Beijing REIT and REIT Changjiang are all considered under common control. Accordingly, the consolidation of Beijing REIT and REIT Changjiang into RETO has been accounted for at carrying value and prepared on the basis as if the aforementioned reorganization had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

F-6

RETO ECO-SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS (continued)

On June 1, 2015, Hainan REIT Construction Project Co., Ltd. (“REIT Construction”) was incorporated as a wholly-owned subsidiary of REIT Changjiang.

On July 14, 2015, Bejing REIT established a new subsidiary, REIT Xinyi New Material Co., Ltd. (“REIT Xinyi”) wherein Beijing REIT owns 70% equity interest, with the remaining 30% owned by a minority shareholder.

The Company, through its subsidiaries, is a manufacturer and distributor of environmental-friendly construction materials, made from industrial and construction waste, as well as equipment used for production of these materials.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The accompanying consolidated financial statements of the Company reflect the principal activities of the entities listed below. All inter-company balances and transactions have been eliminated upon consolidation.

Name of the entity	Place of Incorporation	Ownership Percentage
ReTo Eco-Solutions, Inc. (“RETO”)	British Virgin Islands	Parent
REIT Holdings (China) Limited (“REIT Holdings”)	Hong Kong, China	100%
Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”)	Beijing, China	WFEE,100%
Gu’an REIT Machinery Manufacturing Co., Ltd. (“Gu’an REIT”)	Gu’an, China	100%
REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.(“REIT Changjiang”),	Changjiang, China	84.32%
Beijing REIT Eco-friendly Technology Co., Ltd. (“REIT Municipal”)	Beijing, China	100%
Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd.(“Ruirong”)	Langfang, China	100%
Hainan REIT Construction Project Co., Ltd. (“REIT Construction”)	Haikou, China	84.32%
REIT Xinyi New Materials Co., Ltd. (“REIT Xinyi”)	Xinyi, China	70%
Nanjing Dingxuan Environmental Protection Technology Development Co., Ltd. (“Dingxuan”)	Nanjing, China	100%
REIT Technology Development (America), Inc. (“REIT US”)	California, U.S.A	100%

Non-controlling interests

Non-controlling interests result from the consolidation of the operating results of REIT Changjiang and REIT Changjiang’s 100% controlled subsidiary, REIT Construction, and REIT Xinyi, of which the Company has majority equity ownership.

F-7

RETO ECO-SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements.

Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition under the percentage of completion method, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted Cash

Restricted cash consists of cash equivalents used as collateral to secure short-term bank notes payable and bank borrowings. The Company is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Upon the maturity of the bank acceptance notes and bank borrowings, the Company is required to deposit the remainder to the escrow account to settle the bank notes payable and bank borrowings. The notes payable and bank borrowings are generally short term in nature due to their short maturity period of three months to one year; thus, restricted cash is classified as a current asset.

As of December 31, 2015 and 2014, the Company had restricted cash of $154,000 and $ -0-, respectively, related to the bank acceptance notes payable.

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 180 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

F-8

RETO ECO-SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are stated at the lower of cost or market value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products.

Advances to Suppliers

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. Advances to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance become doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. Allowance for uncollectible balances amounted to $30,520 and $14,067 as of December 31, 2015 and 2014, respectively.

Property, Plant and Equipment

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
Property	30–50 years
Machinery equipment	5–15 years
Transportation vehicles	5–10 years
Office equipment and furniture	3–5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Construction-in-Progress (“CIP”)

Construction-in-progress represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. Construction-in-progress is not depreciated. Upon completion and ready for intended use, construction-in-progress is reclassified to the appropriate category within property, plant and equipment.

Capitalized interest

Capitalized interest is accounted for in accordance with FASB Accounting Standards Codification (“ASC”) Topic 835-20 “Capitalization of Interest”.

F-9

RETO ECO-SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

For loans to finance projects and provide for working capital, the Company charges the borrowing costs related to working capital loans to interest expense when incurred and capitalized interest costs related to project development as a component of the project costs.

The interest to be capitalized for a project is based on the amount of borrowings related specifically to such project. Interest for any period is capitalized based on the amounts of accumulated expenditures and the interest rate of the loans. The interest capitalization period begins when expenditures have been incurred and activities necessary to prepare the asset (including administrative activities before construction) have begun, and ends when the project is substantially completed. Interest capitalized is limited to the amount of interest incurred.

The interest rate used in determining the amount of interest capitalized is the weighted average rate applicable to the project-specific borrowings. However, when accumulated expenditures exceed the principal amount of project-specific borrowings, the Company also capitalizes interest on borrowings that are not specifically related to the project, at a weighted average rate of such borrowings.

The Company’s significant judgments and estimates related to interest capitalization include the determination of the appropriate borrowing rates for the calculation, and the point at which capitalization is started and discontinued. Changes in the rates used or the timing of the capitalization period may affect the balance of property under development and the costs of sales recorded. The capitalized interest for the years ended December 31, 2015 and 2014 was $469,086 and $567,967, respectively.

Intangible Assets

Intangible assets consist primarily of land use rights and software. Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Items	Useful life
Land use rights	45-49 years
Software	10 years

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2015 and 2014.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of

F-10

RETO ECO-SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, advance to suppliers, accounts payable, accrued and other liabilities, advances from customers, deferred revenue, taxes payable and due to related parties to approximate the fair value of the respective assets and liabilities at December 31, 2015 and 2014 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term and long term borrowings approximates fair value at December 31, 2015 and 2014 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rate.

Revenue Recognition

Revenue from product sales is recognized, net of estimated provisions for sales allowances, when the merchandise is shipped and title is transferred. Revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); (ii) delivery of goods has occurred and risks and benefits of ownership have been transferred, which is when the goods are received by the customer at its designated location in accordance with the sales terms; (iii) the sales price is both fixed and determinable, and (iv) collectability is reasonably assured. Historically, sales returns have been minimal.

Revenues from construction contracts are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. Contract costs include all direct material, labor costs, equipment and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. General and administrative costs are charged to expense as incurred.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

The asset account - “costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in excess of amounts billed. The liability account - “billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in excess of revenues recognized. As of December 31, 2015 and 2014, $178,066 and $121,318, respectively, of billing in excess

F-11

RETO ECO-SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of costs and estimated earning on uncompleted contracts were included in accrued and other liabilities on the consolidated balance sheets.

F-12

RETO ECO-SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at December 31, 2015 and 2014.

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The statute of limitations for the Company’s U.S. federal income tax returns and certain state income tax returns subject to examination by tax authorities for three years from the date of filing. As of December 31, 2015, the tax years ended December 31, 2010 through December 31, 2015 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable net of payments in the accompanying consolidated financial statements. Further, when exporting goods, the exporter is entitled to some or all of the refund of the VAT paid or assess. Since a majority of the Company’s products are exported to the U.S. and Europe, the Company is eligible for VAT refunds when the Company completes all the required tax filing procedures. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the years ended December 31, 2015 and 2014.

F-13

RETO ECO-SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2015	December 31, 2014

Year-end spot rate	US$0=RMB 6.4935	US$1=RMB 6.1463

Average rate	US$1=RMB 6.2305	US$1=RMB 6.1460

Concentrations and Credit Risk

A majority of its expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of December 31, 2015 and 2014, $524,652 and $1,869,221 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenues and receivables with specific customers. For the year ended December 31, 2015 and 2014, no customer accounted for more than 10% of the Company’s total revenue. As of December 31, 2015, one account receivable accounted for 12% of the total outstanding accounts

F-14

RETO ECO-SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

receivable balance. Three major customer’s account receivable accounted for 17%, 13% and 13% of the total account receivable balance as of December 31, 2014.

For the year ended December 31, 2015 and 2014, the Company purchased approximately 35% and 32% of its raw materials from one major supplier, respectively. Advanced payments to two major vendors accounted for 41% and 13% of the total advance payments outstanding as of December 31, 2015. Advanced payments to two vendors accounted for 49% and 19% of the total advance payments outstanding as of December 31, 2014, respectively.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Recent Accounting Pronouncements

In November 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (ASU 2015-17), which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The updated standard is effective for us beginning on January 1, 2017 with early application permitted as of the beginning of any interim or annual reporting period. Management is evaluating the impact, if any, of this ASU on the Company’s financial position, results of operations and cash flows.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. The new guidance is intended to improve the recognition and measurement of financial instruments. The new guidance makes targeted improvements to existing U.S. GAAP by: (1) Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (2) Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; (3) Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and. (4) Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not expect this update will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

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RETO ECO-SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In April 2016, FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In May 2016, FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedient. The starndard (1) allows an entity to recognize revenue in the amount of consideration received when the entity has transferred control of the goods or services, the entity has stopped transferring goods or services (if applicable) and has no obligation under the contract to transfer additional goods or services, and the consideration received from the customer is nonrefundable; (2) Permits an entity, as an accounting policy election, to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price. (3) Specifies that the measurement date for noncash consideration is contract inception and clarifies that the variable consideration guidance applies only to variability resulting from reasons other than the form of the consideration (4) clarifies that a completed contract for the purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy U.S. generally accepted accounting principles before the date of initial application. (5)Permits an entity to apply the modified retrospective transition method either to all contracts or only to contracts that are not completed contracts; (6)Clarifies that an entity that retrospectively applies the guidance in the standard to each prior reporting period is not required to disclose the effect of the accounting change for the periods of adoption. But an entity still is required to disclose the effect of the changes on any prior periods retrospectively adjusted. Public business entities, certain not-for-profit entities and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017. All other entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2018. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

F-16

RETO ECO-SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2015	December 31, 2014

Trade accounts receivable	$9,431,102	$4,536,485

Less: allowances for doubtful accounts	(314,544)	(34,894)

Accounts receivable, net	$9,116,558	$4,501,591

NOTE 4 – INVENTORY, NET

Inventories consisted of the following:

	As of December 31, 2015	As of December 31, 2014
Raw materials	$953,605	$1,268,271
Work-in-progress	110,748	367,015
Finished goods	1,097,533	1,007,478
Total inventory	$2,161,886	$2,642,764

NOTE 5 – PROJECT DEPOSIT

On June 17, 2015, the Company signed a Letter of Intent with Suzhou Jingsheng New Construction Material Co., Ltd. (“Suzhou Jingsheng”) in order to start a possible joint-venture environmental protection project. Total budgeted cost for this project is estimated to be RMB 320 million (approximately $49.2 million). Suzhou Jingsheng world have been responsible for obtaining government approval, conducting planning and design and obtaining the feasibility report for this project. The Company would have been responsible for providing the environmental-friendly construction materials, equipment and technology for this potential project. The Company provided a refundable deposit of RMB 15.4 million (equivalent to $2,381,709) to Suzhou Jingsheng. In January 2016, the project application was rejected by the local government and the Company collected the deposit back in full from Suzhou Jingsheng in May 2016.

F-17

RETO ECO-SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets are as follows:

	December 31,	December 31,
	2015	2014

Other receivable (1)	$378,561	$206,732
Prepaid rent expense (2)	297,851	431,821
Bidding auction deposit	39,409	24,081
Other	—	21,406
Total	715,821	684,040
Less current portion	417,970	252,219
Total noncurrent portion	$297,851	$431,821

(1)	Other receivables represent mainly advances to employee for business development purposes and prepaid employee insurance and welfare benefit which will be subsequently deducted from the employee payroll.

(2)	The Company’s subsidiary Beijing REIT leases headquarter offices of 658 square meters from March 1, 2011 to August 30, 2018, and prepaid RMB 5,341,296 for rent expense to the landlord, which being amortized over the lease term.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	December 31, 2015	December 31, 2014
Property and buildings	$23,062,141	$24,342,246
Machinery and equipment	1,077,074	1,035,114
Automobiles	653,005	811,165
Office and electric equipment	980,490	960,100
Subtotal	25,772,710	27,148,625
Construction in progress (“CIP”)	5,520,043	6,059,356
Less: accumulated depreciation	(2,954,592)	(2,150,559)
Property and equipment, net	$28,338,161	$31,057,422

Depreciation expense was $956,478 and $826,256 for the years ended December 31, 2015 and 2014, respectively.

F-18

RETO ECO-SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT, NET (continued)

The Company’s construction in progress consisted of the following components:

	As of December 31,
	2015	2014
CIP on manufacturing plant and production line in REIT Changjiang (a )	$3,949,685	$6,059,356
Land improvement costs on REIT Xinyi’s new manufacturing plant (b)	1,570,358	—

Total CIP	$5,520,043	$6,059,356

(a)	The Company’s subsidiary, REIT Changjiang, is engaged in manufacturing and sales of environmental-friendly new construction materials. REIT Changjiang started the construction of the manufacturing plant and production lines in March 2012, including land improvement, plant building construction and two production lines setup. Total budgeted cost for the project is RMB 200 million (approximately $30.8 million). The two production lines have been put into use in July 2013. The outstanding construction in progress balance as of December 31, 2015 and 2014 primarily included costs incurred on the plant fencing wall, landscaping and production line upgrade. The Company expects to fully complete the plant construction work by September 2016. In connection with the CIP project, in September 2013, the Company borrowed RMB 96 million (approximately $14.8 million) long-term bank loan from Industrial and Commerce Bank of China for six years and pledged land use right of 306,000 square meters and the construction in progress on this land valued at total of RMB 138.5 million (approximately $21.3 million) as collateral to safeguard this loan (see Note 10). For the year ended December 31, 2015 and 2014, total interest for the long-term loans capitalized on this CIP project was $469,086 and $567,967, respectively.

(b)	In 2015, the Company formed a new subsidiary REIT Xinyi together with a 30% non-controlling interest shareholder Xinyi Transportation Investment Co., Ltd. (“Xinyi Transportation”) and plans to construct a new manufacturing plant on a 206,667 square meters land, to produce concrete cutting machines and eco-friendly bricks for road pavement and building construction use. Total budgeted cost for the whole project is RMB 800 million (approximately $123.2 million). The Company started the land improvement in late 2015 and the outstanding construction in progress balance as of December 31, 2015 represented the land improvement costs only. The land improvement is expected to be completed by the end of June 2016 and the Company plans to start the plant building construction in the second half of 2016. The project is expected to be fully completed by May 2019.

NOTE 8 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	December 31, 2015	December 31, 2014
Land use rights	$6,462,739	$6,827,842
Software	4,679	4,943
Total	6,467,418	6,832,785
Less: accumulated amortization	(429,689)	(314,847)
Intangible assets, net	$6,037,729	$6,517,938

F-19

RETO ECO-SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – INTANGIBLE ASSETS, NET (continued)

As of December 31, 2015 and 2014, land use right of 306,000 square meters with a carrying value of approximately $5.9 million and $6.2 million, respectively, was pledged with the bank as collateral for the Company’s long-term bank loan (see Note 10).

Amortization expense was $137,235 and $140,330 for the years ended December 31, 2015 and 2014, respectively.

Estimated future amortization expense for is as follows:

Years ending December 31,	Amortization expense

2016	$138,208
2017	137,983
2018	137,983
2019	137,983
2020	137,983
Thereafter	5,347,589
$6,037,729

NOTE 9 – SHORT-TERM BANK LOANS

Short-term loans consisted of the following:

		December 31, 2015	December 31, 2014
China Merchants Bank (“CMB”)	(1)	$5,390,000	$4,881,000
Beijing Bank (“BJB”)	(2)	—	813,500
Total		$5,390,000	$5,694,500

(1)	From April 2014 to June 2014, Beijing REIT signed six loan agreements with CMB to borrow an aggregate of RMB 30 million (equivalent to $4,881,000) as working capital for one year. These loans all had variable interest rates based on the prevailing interest rates set by the People’s Bank of China at the time of borrowing, plus 10 basis points. The effective rate ranged from 6.9% to 7.2% per annum. These loans were guaranteed by a third-party guaranty company. The Company’s principal shareholders also signed guarantee agreements with the bank to provide guarantee for these loans. The Company fully repaid these loans upon maturity.

From June 2015 to August 2015, Beijing REIT entered into several short-term bank loan agreements with CMB to borrow an aggregate of RMB 30 million (equivalent to $5,390,000) as working capital for one year. These loans also bear variable interest rates based on the prevailing interest rates set by the People’s Bank of China at the time of borrowing, plus 20 basis points. The effective rate ranges from 5.22% to 6.12% per annum. These loans were guaranteed by the same third-party guaranty company as well as by the principal shareholders of the Company’s subsidiary, Gu’an REIT.

F-20

RETO ECO-SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – SHORT-TERM BANK LOANS (continued)

(2)	In December 2014, Beijing REIT signed a loan agreement with BJB to borrow RMB 5 million (equivalent to $813,500) as working capital for one year. The loan had a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 20 basis points. The effective rate was 6.72% per annum. The loan was also guaranteed by the third-party guaranty company as well as the Chairman and Chief Executive Officer of the Company. The loan was fully repaid upon maturity. .

For years ended December 31, 2015 and 2014, interest expense on all short-term bank loans amounted to $350,148 and $347,574, respectively.

NOTE 10 – LONG TERM BANK LOANS

In September 2013, the Company’s subsidiary, REIT Changjiang, entered into a line of credit agreement with Industrial and Commercial Bank of China (“ICBC”), which gives REIT Changjiang the ability to borrow up to 96 million RMB (approximately $15.6 million) from ICBC for six years. The loan is used in the construction of REIT Changjiang’s manufacturing plant. The loan bears a variable interest rate based on the prevailing interest rate for a 5-year loan set by the People’s Bank of China at the time of borrowing, plus 29 basis points, adjusted every six months. The Company pledged its land use right of 306,000 square meters and the construction in progress on this land valued at a total of RMB 138.5 million (approximately $21.3 million) as collaterals for this line of credit.

	December 31, 2015	December 31, 2014
Total Long-term bank loan	12,617,774	15,619,200
Less: current maturities of long-term loan	(3,747,374)	(3,123,840)
Long-term loan-noncurrent portion	$8,870,400	$12,495,360

For years ended December 31, 2015 and 2014, total interest on the Company’s long-term bank loans amounted to $1,151,267 and $1,291,202, among which $469,086 and $567,967 has been capitalized and $682,181 and $723,235 has been charged to interest expense, respectively.

As of December 31, 2015, the repayment schedule of this loan is as follows:

	Repayment in RMB	Repayment in USD
March 2016	14,733,600	2,268,974
September 2016	9,600,000	1,478,400
March 2017	9,600,000	1,478,400
September 2017	9,600,000	1,478,400
March 2018	9,600,000	1,478,400
September 2018	9,600,000	1,478,400
March 2019	9,600,000	1,478,400
September 2019	9,600,000	1,478,400
Total	81,933,600	12,617,774

F-21

RETO ECO-SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – TAXES

(a)	Corporate Income Taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the location in which each entity is domiciled.

RETO is incorporated in the British Virgin Islands and is exempt from paying income tax. REIT Holdings is registered in Hong Kong as a holding company and has no operating activities.

The Company’s operating subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. However, Beijing REIT is recognized as a High-technology Company by Chinese government and subject to a favorable income tax rate of 15%. In addition, since the products manufactured by REIT Changjiang are qualified as special eco-friendly construction material, 10% of its revenue can be exempt from income tax. The estimated tax savings as a result of the Company’s tax holiday for the years ended December 31, 2015 and 2014 amounted to $369,478 and $87,554, respectively.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	December 31, 2015	December 31, 2014
China Statutory income tax rate	25.0	25.0
Effect of favorable income tax rate in certain entity in PRC	(13)	(3)
Research &Development (“R&D”) tax credit (1)	(2)	(8)
Tax paid on profit from intercompany transactions	—	6
Non-deductible expenses-permanent difference (2)	1	4
Effective tax rate	11%	24%

(1)	According to PRC tax regulation, 150% of current year R&D expense approved by local tax authority could be deducted from tax income.

(2)	It represents expenses incurred by the Company that were not deductible for PRC income tax.

The income tax provision (benefit) for the years ended December 31, 2015 and 2014 is as follows:

	December 31, 2015	December 31, 2014

Current	$341,208	$188,840
Deferred	(45,448)	19,156
Total	$295,760	$207,996

The Company’s deferred tax assets primarily related to provision of doubtful accounts. Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized.

F-22

RETO ECO-SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015, the tax years ended December 31, 2010 through December 31, 2015 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

F-23

RETO ECO-SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – TAXES (continued)

(b)	Value added tax

The Company is subject to a value added tax (“VAT”) for selling merchandise. The applicable VAT rate is 17% for products sold in the PRC. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued.

In the event that the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax office has the right to assess a penalty based on the amount of the taxes which are determined to be late or deficient, and will be expensed in the period if and when a determination is made by the tax authorities

(c)	Taxes Payable

The Company’s taxes payable consists of the following:

	December 31,	December 31,
	2015	2014

VAT tax payable	$221,049	$109,618
Corporate income tax payable	419,030	178,025
Land use tax and other taxes payable	86,828	53,972
Total	$726,907	$341,615

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Lease Obligation

The Company’s subsidiary Beijing REIT and REIT U.S. lease office spaces under operating leases. Operating lease expense amounted to $264,696 and $120,095 for the years ended December 31, 2015 and 2014.

Future minimum lease payments under non-cancelable operating leases are as follows:

Year ending December 31,
2016	$276,072
2017	276,072
2018	228,130
2019	160,512
2019	160,512
Thereafter	200,640
Total	$1,301,938

F-24

RETO ECO-SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – COMMITMENTS AND CONTINGENCIES (continued)

Legal Proceedings

As of December 31, 2015, the Company has two pending lawsuits with the Chinese Civil Courts against two customers for violating the sales contract and default of payment terms after the Company delivered the products or services to the customers. The Company is seeking for RMB 4,756,600 (approximately $0.73 million) plus attorney fees for settlement. As of July 7, 2016, these two lawsuits have not been settled and the Company is unable to predict the outcome or impact because there is no assurance that the court will make favorable decisions on these pending cases.

NOTE 13 – RELATED PARTY TRANSACTIONS

As of December 31, 2015 and 2014, the balances due to related parties were as follows:

	December 31, 2015	December 31, 2014
Mr. Hengfang Li - (1)	$426,842	$21,124
Total	$426,842	$21,124

(1)	Mr. Hengfang Li is the Chief Executive Officer (“CEO”) and major shareholder of the Company. Mr. Li periodically provides working capital loan to support the Company’s operations when needed.

The Company’s principal shareholders also provided personal guarantees for the Company’s short-term bank loans (see Note 9).

NOTE 14 – EQUITY

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC statutory laws totaled $349,663 and $102,964 as of December 31, 2015 and 2014, respectively.

F-25

RETO ECO-SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – EQUITY (continued)

Non-Controlling interest

A reconciliation of non-controlling interest as of December 31, 2015 and 2014 is as follows:

	December 31, 2015	December 31, 2014
Beginning balance	$3,022,508	$3,022,294
Proportionate shares of net income	41,270	17,762
Change of minority shareholder in REIT Changjiang – (a)	(185,516)	—
Capital contribution by a minority shareholder – (b)	48,240	—
Foreign currency translation adjustment	(119,352)	(17,548)
Non-controlling interest, ending balance	$2,807,150	$3,022,508

(a)

The same four individual shareholders of Beijing REIT originally owned 79.5005% equity interest of REIT Changjiang while the minority shareholder, Wenchang Mingsheng, owned the remaining 20.4995% equity interest. On February 2, 2015, Wenchang Mingsheng relinquished its interest in REIT Changjiang and transferred the equity interest to the four shareholders of Beijing REIT. On April 20, 2015, the Company signed a joint venture agreement with Venture Business International Limited (“VBI”), a British Virgin Islands company, to turn REIT Changjiang as a joint venture business. In connection with this joint venture agreement, on September 25, 2015, VBI contributed additional RMB 18.6 million (approximately $2.9 million) to increase the registered capital of REIT Changjiang from RMB 100 million to RMB 118.6 million. On January 10, 2016, REIT Changjiang signed an equity transfer agreement with Beijing REIT, pursuant to which the four individual shareholders of REIT Changjiang agreed to transfer all of its equity interests in REIT Changjiang to Beijing REIT. As a result of the above reorganizations, the Company now holds 84.32% equity interest in REIT Changjiang and VBI holds the remaining 15.68% interest.

(b)	In July 2015, Bejing REIT established a new subsidiary REIT Xinyi wherein Beijing REIT owns 70% equity interest. Another minority shareholder invested RMB 300,000 (equivalent to $48,240) as well as a land use right of 206,667 square meters to exchange for 30% ownership interest in REIT Xinyi.

NOTE 15 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280, including construction material, equipment, construction project and consulting services.

F-26

RETO ECO-SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SEGMENT REPORTING (continued)

Construction material segment manufactures and sells eco-friendly construction material. Equipment segment manufactures and sells equipment used to manufacture construction material. Construction service segment generates revenue from contracting municipal construction projects. Technological consulting service segment generates revenue from providing environmental-protection related consulting services to customers.

The following table presents summary information by segment for the years ended December 31, 2015 and 2014, respectively.

	For the year ended December 31, 2015

	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenue from external customers	$6,548,866	$7,941,873	$1,249,699	$1,643,935	$17,384,373
Cost of revenue	3,349,172	4,839,944	725,934	350,263	9,265,313
Gross profit	3,199,694	3,101,928	523,765	1,293,673	8,119,060
Interest expense	434,307	601,764	—	—	1,036,071
Depreciation and amortization	42,728	1,018,742	464	31,779	1,093,713
Segment profit	320,253	733,160	356,109	946,093	2,355,615
Segment assets	$9,705,534	$38,332,912	$777,363	$1,431,958	$50,247,767

	For the year ended December 31, 2014
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenue from external customers	$7,182,368	$5,638,554	$943,554	$—	$13,764,476
Cost of revenue	3,801,574	3,726,203	474,872	—	8,002,649
Gross profit	3,380,794	1,912,351	468,682	—	5,761,827
Interest expense	402,718	670,474	—	—	1,073,192
Depreciation and amortization	59,923	906,627	36	—	966,586
Segment profit	780,355	(241,018)	241,238	(112,425)	668,150
Segment assets	$11,184,640	$37,509,739	$615,695	$240,937	$49,551,011

F-27

RETO ECO-SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SUBSEQUENT EVENTS

In February 2016, the Company established a joint venture, namely REIT Q GREEN Machines Private Limited (“REIT India”), together with a third-party Q GREEN TECHCON Private Limited (an Indian company). Total registered capital of REIT India is $100,000, wherein Beijing REIT owns 51% equity interest, with the remaining 49% owned by the Indian company. The Company expects to expand its business in the Indian market through this joint venture. No pro forma information was disclosed in the footnotes due to the immateriality of the operating results of this joint venture from inception to date.

On March 11, 2016, Beijing REIT entered into a bank acceptance note agreement with Bank of Beijing to borrow RMB 5 million (equivalent to $770,000) for 6 months as working capital (from March 11, 2016 to September 10, 2016). The borrowing is guaranteed by a third-party guaranty company as well as by the principal shareholders of the Company.

F-28

RETO ECO-SOLUTIONS, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015

F-29

RETO ECO-SOLUTIONS, INC.

F-30

RETO ECO-SOLUTIONS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
	June 30	December 31,
	2016	2015

ASSETS
Current Assets:
Cash and cash equivalents	$572,445	$532,627
Restricted cash	150,500	154,000
Notes receivable	15,050	—
Accounts receivable, net	7,982,062	9,116,558
Advances to suppliers, net	2,817,160	759,804
Inventories	1,605,165	2,161,886
Costs and estimated earnings in excess of billings on uncompleted contracts	49,687	—
Project deposit	—	2,381,709
Prepaid expenses and other current assets	282,921	417,970
Total Current Assets	13,474,990	15,524,554

Property, plant and equipment, net	33,314,813	28,338,161
Intangible assets, net	5,808,277	6,037,729
Other assets	236,901	297,851
Deferred tax assets	102,816	49,472
Total Assets	$52,937,797	$50,247,767

LIABILITIES AND EQUITY

Current Liabilities:
Short term bank loans	$5,568,500	$5,390,000
Long term bank loans-current portion	4,040,538	3,747,374
Bank notes payable	752,500	770,000
Billings in excess of costs and estimated earnings on uncompleted contracts	—	178,086
Advances from customers	6,196,758	5,376,215
Deferred revenue	550,161	562,956
Accounts payable	4,489,560	4,474,644
Accrued and other liabilities	541,106	634,637
Taxes payable	1,392,508	726,907
Due to related parties	969,261	426,842
Total Current Liabilities	24,500,892	22,287,661

Long term bank loans	7,224,000	8,870,400

Total Liabilities	31,724,892	31,158,061

Commitments and contingencies

Equity
Common Stock, $0.001 par value, 200,000,000 shares authorized,
10,000 shares issued and outstanding as of June 30, 2016 and December 31, 2015	10	10
Additional paid-in capital	19,569,218	19,569,218
Statutory reserve	624,798	349,663
Accumulated deficit	(1,168,178)	(3,195,148)
Accumulated other comprehensive loss	(837,944)	(441,187)
Total ReTo Eco-Solutions, Inc. stockholders' equity	18,187,904	16,282,556

Noncontrolling interest	3,025,001	2,807,150
Total equity	21,212,905	19,089,706

Total Liabilities and Equity	$52,937,797	$50,247,767

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

F-31

RETO ECO-SOLUTIONS, INC.
CONDENSED CONSOLIDATEDSTATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(UNAUDITED)

	For the Six Months ended June 30,
	2016	2015

Revenues	$13,497,300	$8,230,558
Cost of goods sold	7,123,721	4,825,321
Gross Profit	6,373,579	3,405,237

Operating Expenses
Selling expenses	545,896	957,300
General and administrative expenses	1,520,166	1,082,765
Research and development expenses	189,071	208,521
Total operating expenses	2,255,133	2,248,586

Income from Operations	4,118,446	1,156,651

Other Income ( Expense):
Interest expense	(727,980)	(807,290)
Other income	38,393	70,738
Total other expense, net	(689,587)	(736,552)

Income Before Income Taxes	3,428,859	420,099

Provision for Income Taxes	835,106	65,497

Net Income	2,593,753	354,602
Less: net income attributable to non-controlling interest	291,648	12,524
Net income attributable to ReTo Eco-Solutions, Inc.	$2,302,105	$342,078

Net income	$2,593,753	$354,602
Other Comprehensive Loss:
Foreign currency translation loss	(470,554)	(36,109)
Comprehensive income	2,123,199	318,493
Less: comprehensive income attributable to non-controlling interest	217,851	10,637
Comprehensive Income attributable to RETO Eco-Solutions, Inc.	$1,905,348	$307,856

Earning per share
Basic and diluted	$230.21	$34.21

Weighted average number of shares
Basic and diluted	10,000	10,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

F-32

RETO ECO-SOLUTIONS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015
(UNAUDITED)

	Common Stock		Additional Paid-in	Staturory	Accumulated	Accumulated Other	Noncontrolling	Total
	Shares	Amount	Capital	Reserve	Deficit	Comprehensive Income	Interest	Equity
Balance at January 1, 2015	10,000	$10	$16,470,942	$102,964	$(5,262,794)	$344,605	$3,022,508	$14,678,235

Conversion of shareholder loan to capital			3,325,019	—	—	—	—	3,325,019
Net income	—	—		—	342,078	—	12,524	354,602
Appropriations to statutory reserve	—	—	—	38,902	(38,902)	—	—	—
Change in non-controlling interest in REIT Changjiang:								—
-Withdrawal of capital by original minority shareholder in REIT Changjiang	—	—	(289,987)	—	—	—	(3,035,032)	(3,325,019)
-Capital contribution by new minority shareholder in REIT Changjinag	—	—	63,244	—	—	—	2,849,516	2,912,760
Foreign currency translation adjustment	—	—	—	—	—	(34,222)	(7,614)	(36,109)

Balance at June 30, 2015	10,000	$10	$19,569,218	$141,866	$(4,959,618)	$310,383	$2,841,902	$17,909,488

Balance at January 1, 2016	10,000	$10	$19,569,218	$349,663	$(3,195,148)	$(441,187)	$2,807,150	$19,089,706
Net income	—	—	—	—	2,302,105	—	291,648	2,593,753
Appropriation to statutory reserve	—	—	—	275,135	(275,135)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(396,757)	(73,797)	(470,554)

Balance at June 30, 2016	10,000	$10	$19,569,218	$624,798	$(1,168,178)	$(837,944)	$3,025,001	$21,212,905

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

F-33

RETO ECO-SOLUTIONS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the six months ended June 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,593,753	$354,602
Adjustments to reconcile net income to net cash
provided by ( used in) operating activities:
Deferred tax benefit	(55,337)	(13,829)
Depreciation and amortization	695,762	580,514
Bad debt provisions	389,721	—
Gain from disposal of property and equipment	—	(12,002)
Changes in operating assets:
Notes receivable	(15,290)	40,200
Accounts receivable	657,799	(2,478,420)
Advances to suppliers	(2,213,125)	258,590
Inventories	515,680	847,687
Other assets	192,954	(89,214)
Changes in operating liabilities:
Accounts payable	118,473	863,196
Advances from customers	957,763	(886,470)
Billings in excess of costs and estimated earnings	(227,293)	(416,074)
Taxes payable	692,999	56,561
Accrued liabilities	(80,936)	(140,858)
Net cash provided by (used in )operating activities	4,222,923	(1,035,517)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of property and equipment	—	16,819
Addition of construction in progress and property and equipment	(6,298,990)	(108,249)
Collection of project deposit	2,354,660	—
Net cash used in investing activities	(3,944,330)	(91,430)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans	5,351,500	4,491,723
Repayment of bank loans	(6,129,176)	(6,271,200)
Proceeds from (repayment of) related party loans	560,924	(5,806)
Capital contribution by new minority shareholders	—	2,912,760
Restricted cash	—	(20,904)
Net cash provided by (used in) financing activities	(216,752)	1,106,573

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(22,023)	61,048

NET INCREASE IN CASH AND CASH EQUIVALENTS	39,818	40,674

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	532,627	2,031,544

CASH AND CASH EQUIVALENTS, END OF PERIOD	$572,445	$2,072,218

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$1,237,325	$208,154
Income tax paid	$34,867	$30,494

NONCASH FINANCING ACTIVITIES
Conversion of shareholder loan to equity	$—	$3,325,019
Withdrawal of capital by original minority shareholder in REIT Changjiang	$—	$(3,325,019)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

F-34

RETO ECO-SOLUTIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

RETO Eco-Solutions, Inc. (“RETO” or the “Company”) is a limited liability company established under the laws of the British Virgin Islands on August 7, 2015 as a holding company to develop business opportunities in the People’s Republic of China (“PRC” or “China”).

RETO owns 100% equity interest of REIT Holdings (China) Limited (“REIT Holdings”), a limited liability company established in Hong Kong.

Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”) was established on May 12, 1999 under the laws of PRC, with the registered capital of RMB 24 million (approximately $3.5 million) and additional paid-in capital of RMB 100 million (approximately $15.4 million) contributed by four individual shareholders. Over the years, Beijing REIT has established several other subsidiaries consisting: Gu’an REIT Machinery Manufacturing Co., Ltd. (“Gu’an REIT”) incorporated on May 12, 2008; Beijing REIT Eco-friendly Technology Co., Ltd. (“REIT Municipal”) incorporated on April 24, 2014; Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd. (“Ruirong”) incorporated on May 12, 2014; Nanjing Dingxuan Environment Protection Technology Development Co., Ltd. (“Dingxuan”) incorporated on October 17, 2014; and REIT Technology Development (America), Inc. (“REIT US”) incorporated on February 27, 2014.

Gu’an REIT is the main operating entity focusing on the development and distribution of specialized equipment for industrial waste processing, while the other four subsidiaries are relatively new and have limited activities.

On February 7, 2016, Beijing REIT and its individual shareholders entered into an equity transfer agreement, pursuant to which the individual shareholders agreed to transfer all of their ownership interests in Beijing REIT to REIT Holdings. After this equity transfer, Beijing REIT became a Wholly Foreign-Owned Enterprise (“WOFE”) and amended the registration with the State Administration for Industry and Commerce (“SAIC”) on March 21, 2016.

REIT Mingsheng Environmental Protection Construction Materials (Changjiang) Co., Ltd. (“REIT Changjiang”) was incorporated in Hainan Province, China, on November 22, 2011 with the original registered capital of RMB 100 million (approximately $16 million). REIT Changjiang is engaged in hauling and processing construction and mining waste, with which it produces recycled aggregates and bricks for environmental-friendly uses. On January 10, 2016, REIT Changjiang signed an equity transfer agreement with Beijing REIT, pursuant to which the four individual shareholders of REIT Changjiang agreed to transfer 100% of its equity interests to Beijing REIT. At the time of the transfer, REIT Changjiang was controlled in majority by the same four individual shareholders as those of Beijing REIT.

For accounting purposes, the above mentioned transactions were accounted for in a manner similar to a recapitalization. RETO and its wholly-owned subsidiary REIT Holdings, who now owns all of the interests of Beijing REIT, as well as REIT Changjiang were effectively controlled by the same majority shareholders of Beijing REIT. Therefore, RETO, REIT Holdings, Beijing REIT and REIT Changjiang are all considered under common control. Accordingly, the consolidation of Beijing REIT and REIT Changjiang into RETO has been accounted for at carrying value and prepared on the basis as if the aforementioned reorganization had become effective as of the beginning of the first period presented in the accompanying condensed consolidated financial statements.

F-35

RETO ECO-SOLUTIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS (continued)

On June 1, 2015, Hainan REIT Construction Project Co., Ltd. (“REIT Construction”) was incorporated as a wholly-owned subsidiary of REIT Changjiang.

On July 14, 2015, Bejing REIT established a new subsidiary, REIT Xinyi New Material Co., Ltd. (“REIT Xinyi”) wherein Beijing REIT owns 70% equity interest, with the remaining 30% owned by a minority shareholder.

In February 2016, the Company established a joint venture, namely REIT Q GREEN Machines Private Limited “REIT India”), together with a third-party Q GREEN TECHCON Private Limited (an Indian company). Total registered capital of REIT India is $100,000, wherein Beijing REIT owns 51% equity interest, with the remaining 49% owned by the Indian company. The Company expects to expand its business in the Indian market through this joint venture.

The Company, through its subsidiaries, is a manufacturer and distributor of environmental-friendly construction materials, made from industrial and construction waste, as well as equipment used for production of these materials.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary to make the financial statements not misleading have been included. Operating results for the interim period ended June 30, 2016 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2016.

The accompanying unaudited condensed consolidated financial statements of the Company reflect the principal activities of the entities listed below. All inter-company balances and transactions have been eliminated upon consolidation.

Name of the entity	Place of Incorporation	Ownership Percentage
ReTo Eco-Solutions, Inc. (“RETO”)	British Virgin Islands	Parent
REIT Holdings (China) Limited (“REIT Holdings”)	Hong Kong, China	100%
Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”)	Beijing, China	WFOE,100%
Gu’an REIT Machinery Manufacturing Co., Ltd. (“Gu’an REIT”)	Gu’an, China	100%
REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.(“REIT Changjiang”),	Changjiang, China	84.32%
Beijing REIT Eco-friendly Technology Co., Ltd. (“REIT Municipal”)	Beijing, China	100%
Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd.( “Ruirong”)	Langfang, China	100%
Hainan REIT Construction Project Co., Ltd. (“REIT Construction”)	Haikou, China	84.32%
REIT Xinyi New Materials Co., Ltd. (“REIT Xinyi”)	Xinyi, China	70%
Nanjing Dingxuan Environmental Protection Technology Development Co., Ltd. (“Dingxuan”)	Nanjing, China	100%
REIT Technology Development (America), Inc. (“REIT US”)	California, U.S.A	100%
REIT Q GREEN Machines Private Limited (“REIT India”)	India	51%

F-36

RETO ECO-SOLUTIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Non-controlling interests

Non-controlling interests result from the consolidation of the operating results of REIT Changjiang and REIT Changjiang’s 100% controlled subsidiary, REIT Construction, REIT Xinyi and REIT India, of which the Company has majority equity ownership.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements.

Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition under the percentage of completion method, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted Cash

Restricted cash consists of cash equivalents used as collateral to secure short-term bank notes payable and bank borrowings. The Company is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Upon the maturity of the bank acceptance notes and bank borrowings, the Company is required to deposit the remainder to the escrow account to settle the bank notes payable and bank borrowings. The notes payable and bank borrowings are generally short term in nature due to their short maturity period of three months to one year; thus, restricted cash is classified as a current asset. As of June 30, 2016 and December 31, 2015, the Company had restricted cash of $150,500 and $154,000, respectively, related to the bank acceptance notes payable.

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 180 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections.

F-37

RETO ECO-SOLUTIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the unaudited condensed consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories are stated at the lower of cost or market value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products.

Advances to Suppliers

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. Advances to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance become doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. Allowance for uncollectible balances amounted to $133,588 and $30,520 as of June 30, 2016 and December 31, 2015, respectively.

Property, Plant and Equipment

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
Property	30–50 years
Machinery equipment	5–15 years
Transportation vehicles	5–10 years
Office equipment and furniture	3–5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of income and comprehensive income in other income or expenses.

Construction-in-Progress (“CIP”)

Construction-in-progress represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. Construction-in-progress is not depreciated. Upon completion and ready for intended use, construction-in-progress is reclassified to the appropriate category within property, plant and equipment.

F-38

RETO ECO-SOLUTIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Capitalized interest

Capitalized interest is accounted for in accordance with FASB Accounting Standards Codification (“ASC”) Topic 835-20 “Capitalization of Interest”.

For loans to finance projects and provide for working capital, the Company charges the borrowing costs related to working capital loans to interest expense when incurred and capitalized interest costs related to project development as a component of the project costs.

The interest to be capitalized for a project is based on the amount of borrowings related specifically to such project. Interest for any period is capitalized based on the amounts of accumulated expenditures and the interest rate of the loans. The interest capitalization period begins when expenditures have been incurred and activities necessary to prepare the asset (including administrative activities before construction) have begun, and ends when the project is substantially completed. Interest capitalized is limited to the amount of interest incurred.

The interest rate used in determining the amount of interest capitalized is the weighted average rate applicable to the project-specific borrowings. However, when accumulated expenditures exceed the principal amount of project-specific borrowings, the Company also capitalizes interest on borrowings that are not specifically related to the project, at a weighted average rate of such borrowings.

The Company’s significant judgments and estimates related to interest capitalization include the determination of the appropriate borrowing rates for the calculation, and the point at which capitalization is started and discontinued. Changes in the rates used or the timing of the capitalization period may affect the balance of property under development and the costs of sales recorded. The capitalized interest for the six months ended June 30, 2016 and 2015 was $Nil and $244,514, respectively.

Intangible Assets

Intangible assets consist primarily of land use rights and software. Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Items	Useful life
Land use rights	45-49 years
Software	10 years

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of June, 30, 2016 and December 31, 2015.

F-39

RETO ECO-SOLUTIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, advance to suppliers, accounts payable, accrued and other liabilities, advances from customers, deferred revenue, taxes payable and due to related parties to approximate the fair value of the respective assets and liabilities at June, 30, 2016 and December 31, 2015 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term and long term borrowings approximates fair value at June 30, 2016 and December 31, 2015 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

Revenue Recognition

Revenue from product sales is recognized, net of estimated provisions for sales allowances, when the merchandise is shipped, installed and title is transferred. Revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); (ii) delivery of goods has occurred and risks and benefits of ownership have been transferred, which is when the goods are received by the customer at its designated location in accordance with the sales terms; (iii) the sales price is both fixed and determinable, and (iv) collectability is reasonably assured. Historically, sales returns have been minimal.

Revenues from construction contracts are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. Contract costs include all direct material, labor costs, equipment and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. General and administrative costs are charged to expense as incurred.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

The asset account - “costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in excess of amounts billed. The liability account - “billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in excess of revenues recognized. As of June, 30, 2016, costs and estimated earnings in excess of billings on uncompleted contracts of $49,687 were included in current assets on the unaudited condensed consolidated balance sheets. As of December 31, 2015, $178,086 of billings in excess of costs and estimated earnings on uncompleted contracts were included in current liabilities on the unaudited condensed consolidated balance sheets.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at June 30, 2016 and December 31, 2015.

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The statute of limitations for the Company’s U.S. federal income tax returns and certain state income tax returns subject to examination by tax authorities for three years from the date of filing. As of June 30, 2016, the tax years ended December 31, 2010 through December 31, 2015 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable net of payments in the accompanying unaudited condensed consolidated financial statements. Further, when exporting goods, the exporter is entitled to some or all of the refund of the VAT paid or assess. Since a majority of the Company’s products are exported to the U.S. and Europe, the Company is eligible for VAT refunds when the Company completes all the required tax filing procedures. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the six months ended June, 30, 2016 and 2015.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the unaudited condensed consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in the unaudited condensed consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the unaudited condensed consolidated statements of income and comprehensive income.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	June 30, 2016	December 31, 2015	June 30, 2015

Period-end spot rate	US$1=RMB 6.6445	US$1= RMB 6.4935	US$1= RMB 6.1996

Average rate	US$1=RMB 6.5402	US$1= RMB 6.2305	US$1= RMB 6.2189

Concentrations and Credit Risk

A majority of its expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of June 30, 2016 and December 31, 2015, $552,615 and $530,275 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenues and receivables with specific customers. For the six months ended June 30, 2016, two customers accounted for 12% and 10% of the Company’s total revenue, respectively. For the six months ended June 30, 2015, two customers accounted for 12% and 10% of the Company’s total revenue, respectively. As of June 30, 2016 and December 31, 2015, one customer accounted for 13% and 12% of the total outstanding accounts receivable balance, respectively.

For the six months ended June 30, 2016, the Company purchased approximately 39% and 12% of its raw materials from two major suppliers, respectively. For the six months ended June 30, 2015, no single supplier accounted for more than 10% of the Company’s total purchase. Advanced payments to four vendors accounted for 12%, 14%, 15% and 19% or 60% of the total advance payments outstanding as of June 30, 2016. Advanced payments to two major vendors accounted for 41% and 13% of the total advance payments outstanding as of December 31, 2015.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In January 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. The new guidance is intended to improve the recognition and measurement of financial instruments. The new guidance makes targeted improvements to existing U.S. GAAP by: (1) Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (2) Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; (3) Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and. (4) Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not expect this update will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts.  It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In April 2016, FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In May 2016, FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedient. The starndard (1) allows an entity to recognize revenue in the amount of consideration received when the entity has transferred control of the goods or services, the entity has stopped transferring goods or services (if applicable) and has no obligation under the contract to transfer additional goods or services, and the consideration received from the customer is nonrefundable; (2) Permits an entity, as an accounting policy election, to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price. (3) Specifies that the measurement date for noncash consideration is contract inception and clarifies that the variable consideration guidance applies only to variability resulting from reasons other than the form of the consideration (4) clarifies that a completed contract for the purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy U.S. generally accepted accounting principles before the date of initial application. (5)Permits an entity to apply the modified retrospective transition method either to all contracts or only to contracts that are not completed contracts; (6)Clarifies that an entity that retrospectively applies the guidance in the standard to each prior reporting period is not required to disclose the effect of the accounting change for the periods of adoption. But an entity still is required to disclose the effect of the changes on any prior periods retrospectively adjusted. Public business entities, certain not-for-profit entities and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In August 2016, the FASB has issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4)Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

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RETO ECO-SOLUTIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	June 30, 2016	December 31, 2015
Trade accounts receivable	$8,569,300	$9,431,102

Less: allowances for doubtful accounts	(587,238)	(314,544)
Accounts receivable, net	$7,982,062	$9,116,558

NOTE 4 – INVENTORY, NET

Inventories consisted of the following:

	As of	As of
	June 30, 2016	December 31, 2015
Raw materials	$1,040,849	$953,605
Work-in-progress	369,625	110,748
Finished goods	194,691	1,097,533
Total inventory	$1,605,165	$2,161,886

NOTE 5 – PROJECT DEPOSIT

On June 17, 2015, the Company signed a Letter of Intent with Suzhou Jingsheng New Construction Material Co., Ltd. (“Suzhou Jingsheng”) in order to start a possible joint-venture environmental protection project. Total budgeted cost for this project was estimated to be RMB 320 million (approximately $49.2 million). Suzhou Jingsheng would have been responsible for obtaining government approval, conducting planning and design and obtaining the feasibility report for this project. The Company would have been responsible for providing the environmental-friendly construction materials, equipment and technology for this potential project. The Company provided a refundable deposit of RMB 15.4 million (equivalent to $2,354,660) to Suzhou Jingsheng. In January 2016, the project application was rejected by the local government and the Company collected the deposit back in full from Suzhou Jingsheng in May 2016.

NOTE 6 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets are as follows:

	June 30,	December 31,
	2016	2015

Other receivable (1)	$244,553	$378,561
Prepaid rent expense (2)	270,754	297,851
Bidding auction deposit	4,515	39,409
Other	—	—
Total	519,822	715,821
Less current portion	282,921	417,970
Total noncurrent portion	$236,901	$297,851

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - PREPAID EXPENSES AND OTHER CURRENT ASSETS (continued)

(1)	Other receivables represent mainly advances to employees for business development purposes and prepaid employee insurance and welfare benefit which will be subsequently deducted from the employee payroll.

(2)	The Company’s subsidiary Beijing REIT leases headquarter offices of 658 square meters from March 1, 2011 to August 30, 2018, and prepaid RMB 5,341,296 for rent expense to the landlord, which being amortized over the lease term.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	June 30, 2016	December 31, 2015
Property and buildings	$25,796,539	$23,062,141
Machinery and equipment	1,118,815	1,077,074
Automobiles	638,16	653,005
Office and electric equipment	974,390	980,490
Subtotal	28,527,90	25,772,710
Construction in progress (“CIP”)	8,258,656	5,520,043
Less: accumulated depreciation	(3,471,752)	(2,922,812)
Property and equipment, net	$33,314,813	$28,338,161

Depreciation expense was $592,632 and $472,057 for the six months ended June 30, 2016 and 2015, respectively.

The Company’s construction in progress consisted of the following components:

	June 30, 2016	December 31, 2015
CIP on manufacturing plant and production line in REIT Changjiang (a )	$3,321,110	$3,949,685
Land improvement costs on REIT Xinyi’s new manufacturing plant (b)	4,937,546	1,570,358

Total CIP	$8,258,656	$5,520,043

(a)	The Company’s subsidiary, REIT Changjiang, is engaged in manufacturing and sales of environmental-friendly new construction materials. REIT Changjiang started the construction of the manufacturing plant and production lines in March 2012, including land improvement, plant building construction and two production lines setup. Total budgeted cost for the project is RMB 200 million (approximately $30.8 million). The two production lines have been put into use in July 2013. The outstanding construction in progress balance as of June 30, 2016 and December 31, 2015 primarily included costs incurred on the plant fencing wall, landscaping and production line upgrade. As of June 30, 2016, the Company does not expect to further increase the investment on this project as current CIP project in REIT Changjiang is set to be fully completed by the end of September 2016. In connection with the CIP project, in September 2013, the Company borrowed RMB 96 million (approximately $14.8 million) long-term bank loan from Industrial and Commerce Bank of China for six years and pledged land use right of 306,000 square meters and the

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RETO ECO-SOLUTIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

construction in progress on this land valued at total of RMB 138.5 million (approximately $21.3 million) as collateral to safeguard this loan (see Note 11). For the six months ended June 30, 2016 and 2015, total interest for the long-term loans capitalized on this CIP project was $Nil and $244,514, respectively.

(b)	In 2015, the Company formed a new subsidiary REIT Xinyi together with a 30% non-controlling interest shareholder Xinyi Transportation Investment Co., Ltd. (“Xinyi Transportation”) and plans to construct a new manufacturing plant on a 206,667 square meters land, to produce concrete cutting machines and eco-friendly bricks for road pavement and building construction use. Total budgeted cost for the whole project is RMB 800 million (approximately $123.2 million). The Company started the land improvement in late 2015 and the outstanding construction in progress balance as of June 30, 2016 and December 31, 2015 represented the land improvement costs only. The land improvement is expected to be completed by the end of September 2016 and the Company plans to start the plant building construction in late 2016. The project is expected to be fully completed by May 2019.

NOTE 8 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	June 30,	December 31,
	2016	2015
Land use rights	$6,315,859	$6,462,739
Software	13,853	4,679
Total	6,329,712	6,467,418
Less: accumulated amortization	(521,435)	(429,689)
Intangible assets, net	$5,808,277	$6,037,729

As of June 30, 2016 and December 31, 2015, land use right of 306,000 square meters with a carrying value of approximately $5.8 million and $5.9 million, respectively, was pledged with the bank as collateral for the Company’s long-term bank loan (see Note 11).

Amortization expense was $103,130 and $108,457 for the six months ended June 30, 2016 and 2015, respectively.

Estimated future amortization expense for is as follows:

Twelve month ending June 30,	Amortization expense

2017	$129,843
2018	129,843
2019	129,843
2020	129,843
2021	129,843
Thereafter	5,159,062
$5,808,277

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RETO ECO-SOLUTIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – SHORT-TERM BANK LOANS

Short-term loans consisted of the following:

		June 30,	December 31,
		2016	2015
China Merchants Bank (“CMB”)	(1)	$1,806,000	$5,390,000
Beijing Bank (“BJB”)	(2)	3,762,500	—
Total		$5,568,500	$5,390,000

(1)	From June 2015 to August 2015, Beijing REIT entered into several short-term bank loan agreements with CMB to borrow an aggregate of RMB 30 million (equivalent to $5,390,000) as working capital for one year. These loans bear variable interest rates based on the prevailing interest rates set by the People’s Bank of China at the time of borrowing, plus 20 basis points. The effective rate ranges from 5.22% to 6.12% per annum. These loans were guaranteed by the third-party guaranty company as well as by the principal shareholders of the Company. As of June 30, 2016, RMB 28 million loans have been repaid upon maturity and the remaining RMB 2 million (approximately $300,000) was subsequently repaid in August 2016 upon maturity.

On June 16, 2016, Beijing REIT entered into a line of credit agreement with CMB Beijing Huizhong Beili Branch to borrow an aggregate of RMB 20 million (approximately $3.01 million) as working capital for one year (from June 16, 2016 to June 16, 2017). The loan had a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 20 basis points. The effective rate was 4.35% per annum. The loan was guaranteed by the third-party guaranty company as well as the Chairman and Chief Executive Officer of the Company. The Company received RMB 10 million (approximately $1.5 million) out of this line of credit before June 30, 2016 and received remaining RMB 10 million in July 2016.

(2)	From December 2015 to May 2016, Beijing REIT entered into a series of loan agreements with BJB to borrow RMB 25 million (equivalent to $3,762,500) as working capital for one year. $752,500 of these loans bears fixed interest rate of 5.22% per annum;; $1,505,000 of these loans bears fixed interest rate of 4.785% and remaining $1,505,000 of these loans bears fixed interest rate of 5.655% per annum. These loans were also guaranteed by the third-party guaranty company as well as the principal shareholders of the Company.

On July 25, 2016, RMB 10 million out of the total RMB 25 million loans with BJB has been repaid upon maturity. On July 26, 2016, Beijing REIT renewed the loan agreement with BJB to borrow RMB 10 million (approximately $1.5 million) as working capital for six months (from August 31, 2016 to February 27, 2017) with interest rate of 5.655% per annum. The loan was guaranteed by the third-party guaranty company as well as related party Mr. Hengfang Li, the CEO and principal shareholder of the Company.

For six months ended June 30, 2016 and 2015, interest expense on all short-term bank loans amounted to $271,059 and $200,943, respectively.

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RETO ECO-SOLUTIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – BANK NOTES PAYABLE

The Company’s bank notes payable consisted of the following:

	June 30,	December 31,
	2016	2015
Beijing Bank (“BJB”)	$752,500	$770,000
Total	$752,500	$770,000

On December 3, 2015, the Company’s subsidiary, Beijing REIT, entered into a bank note bill agreement with BJB to borrow RMB 5 million (equivalent to $770,000) as working capital for three months (from December 3, 2015 to March 3, 2016) as working capital, with interest rate of 5.6% per annum. The bank note was guaranteed by a third-party guaranty company. The Company was also required to deposit RMB 1 million (equivalent to $154,000) restricted cash to guarantee this bank note. The note was fully repaid upon maturity.

On March 14, 2016, Beijing REIT entered into a bank note bill agreement with BJB to borrow RMB 5 million (equivalent to $752,500) as working capital for six months (from March 14, 2016 to September 14, 2016) as working capital, with interest rate of 5.6% per annum. The bank note was guaranteed by a third-party guaranty company. The Company was also required to deposit RMB 1 million (equivalent to $150,500) restricted cash to guarantee this bank note. The note was subsequently fully repaid in September 2016 upon maturity.

For six months ended June 30, 2016 and 2015, interest expense on the Company’s bank notes payable amounted to $20,336 and $Nil, respectively.

NOTE 11 – LONG TERM BANK LOANS

In September 2013, the Company’s subsidiary, REIT Changjiang, entered into a line of credit agreement with Industrial and Commercial Bank of China (“ICBC”), which gives REIT Changjiang the ability to borrow up to 96 million RMB (approximately $15.6 million) from ICBC for six years. The loan is used in the construction of REIT Changjiang’s manufacturing plant. The loan bears a variable interest rate based on the prevailing interest rate for a 5-year loan set by the People’s Bank of China at the time of borrowing (6.64% at June 30, 2016), plus 29 basis points, adjusted every six months. The Company pledged its land use right of 306,000 square meters and the construction in progress on this land valued at a total of RMB 138.5 million (approximately $21.3 million) as collaterals for this line of credit.

	June 30, 2016	December 31, 2015
Total Long-term bank loan	11,264,538	12,617,774
Less: current maturities of long-term loan	(4,040,538)	(3,747,374)
Long-term loan-noncurrent portion	$7,224,000	$8,870,400

For six months ended June 30, 2016 and 2015, total interest on the Company’s long-term bank loans amounted to $445,013 and $850,861, among which $Nil and $244,514 has been capitalized and $445,013 and $606,347 has been charged to interest expense, respectively.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – LONG TERM BANK LOANS (continued)

As of June 30, 2016, the repayment schedule of this loan is as follows:

	Repayment in RMB	Repayment in USD
September 2016	17,247,429	2,595,738
March 2017	9,600,000	1,444,800
September 2017	9,600,000	1,444,800
March 2018	9,600,000	1,444,800
September 2018	9,600,000	1,444,800
March 2019	9,600,000	1,444,800
September 2019	9,600,000	1,444,800
Total	74,847,429	11,264,538

NOTE 12 – TAXES

(a)	Corporate Income Taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the location in which each entity is domiciled.

RETO is incorporated in the British Virgin Islands and is exempt from paying income tax. REIT Holdings is registered in Hong Kong as a holding company and has no operating activities.

The Company’s operating subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. However, Beijing REIT is recognized as a High-technology Company by Chinese government and subject to a favorable income tax rate of 15%. In addition, since the products manufactured by REIT Changjiang are qualified as special eco-friendly construction material, 10% of its revenue was exempted from income tax. Such favorable income tax policy has expired on December 31, 2015. Started on January 1, 2016, REIT Changjiang is subject to 25% income tax rate as a result of local government’s tax policy adjustment.

The estimated tax savings as a result of the Company’s tax holiday for the six months ended June 30, 2016 and 2015 amounted to $45,924 and $13,905, respectively.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	June 30,	June 30,
	2016	2015
China Statutory income tax rate	25.0	25.0
Effect of favorable income tax rate in certain entity in PRC	(1.3)	(3.3)
Research &Development (“R&D”) tax credit (1)	(0.4)	(4.1)

Non-deductible expenses-permanent differences (2)	1.1	(2.0)
Effective tax rate	24.2%	15.6%

F-51

RETO ECO-SOLUTIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES (continued)

(1)	According to PRC tax regulation, 150% of current year R&D expense approved by local tax authority could be deducted from tax income.

(2)	It represents expenses incurred by the Company that were not deductible for PRC income tax.

The income tax provision (benefit) for the six months ended June 30, 2016 and 2015 were as follows:

	June 30, 2016	June 30, 2015

Current	$890,443	$79,326
Deferred	(55,337)	(13,829)
Total	$835,106	$65,497

The Company’s deferred tax assets primarily related to provision of doubtful accounts. Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized.

As of June 30, 2016, the tax years ended December 31, 2010 through December 31, 2015 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

(b)	Value added tax

The Company is subject to a value added tax (“VAT”) for selling merchandise. The applicable VAT rate is 17% for products sold in the PRC. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued.

In the event that the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax office has the right to assess a penalty based on the amount of the taxes which are determined to be late or deficient, and will be expensed in the period if and when a determination is made by the tax authorities

(c)	Taxes Payable

The Company’s taxes payable consists of the following:

	June 30,	December 31,
	2016	2015

VAT tax payable	$290,492	$221,049
Corporate income tax payable	918,856	419,030
Land use tax and other taxes payable	183,160	86,828
Total	$1,392,508	$726,907

F-52

RETO ECO-SOLUTIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Lease Obligation

The Company’s subsidiary Beijing REIT and REIT U.S. lease office spaces under operating leases. Operating lease expense amounted to $134,436 and $138,282 for the six months ended June 30, 2016 and 2015.

Future minimum lease payments under non-cancelable operating leases are as follows:

Twelve month ending June 30,
2017	$268,872
2018	268,872
2019	169,737
2020	160,512
2021	160,512
Thereafter	120,384
Total	$1,148,889

Legal Proceedings

As of June 30, 2016, the Company has two pending lawsuits with the Chinese Civil Courts against two customers for violating the sales contract and default of payment terms after the Company delivered the products or services to the customers. The Company is seeking for RMB 4,756,600 (approximately $0.72 million) plus attorney fees for settlement. As of July 7, 2016, these two lawsuits have not been settled and the Company is unable to predict the outcome or impact because there is no assurance that the court will make favorable decisions on these pending cases.

NOTE 14 – RELATED PARTY TRANSACTIONS

As of June 30, 2016 and December 31, 2015, the balances due to related parties were as follows:

	June 30,	December 31,
	2016	2015
Mr. Hengfang Li - (1)	$969,261	$426,842
Total	$969,261	$426,842

(1)	Mr. Hengfang Li is the Chief Executive Officer (“CEO”) and major shareholder of the Company. Mr. Li periodically provides working capital loans to support the Company’s operations when needed.

The Company’s principal shareholders also provided personal guarantees for the Company’s short-term bank loans (see Note 9).

F-53

RETO ECO-SOLUTIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – EQUITY

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC statutory laws totaled $624,799 and $349,663 as of June 30, 2016 and December 31, 2015, respectively.

Non-Controlling interest

A reconciliation of non-controlling interest as of June 30, 2016 and December 31, 2015 is as follows:

	June 30,	December 31,
	2016	2015
Beginning balance	$2,807,150	$3,022,508
Proportionate shares of net income	291,648	41,270
Change of minority shareholder in REIT Changjiang – (a)	—	(185,516)
Capital contribution by a minority shareholder – (b)	—	48,240
Foreign currency translation adjustment	(73,797)	(119,352)
Non-controlling interest, ending balance	$3,025,001	$2,807,150

(a)

The same four individual shareholders of Beijing REIT originally owned 79.5005% equity interest of REIT Changjiang while the minority shareholder, Wenchang Mingsheng, owned the remaining 20.4995% equity interest. On February 2, 2015, Wenchang Mingsheng relinquished its interest in REIT Changjiang and transferred the equity interest to the four shareholders of Beijing REIT. On April 20, 2015, the Company signed a joint venture agreement with Venture Business International Limited (“VBI”), a British Virgin Islands company, to turn REIT Changjiang as a joint venture business. In connection with this joint venture agreement, on September 25, 2015, VBI contributed additional RMB 18.6 million (equivalent to $2,912,760) to increase the registered capital of REIT Changjiang from RMB 100 million to RMB 118.6 million. On January 10, 2016, REIT Changjiang signed an equity transfer agreement with Beijing REIT, pursuant to which the four individual shareholders of REIT Changjiang agreed to transfer all of its equity interests in REIT Changjiang to Beijing REIT. As a result of the above reorganizations, the Company now holds 84.32% equity interest in REIT Changjiang and VBI holds the remaining 15.68% interest.

(b)	In July 2015, Bejing REIT established a new subsidiary REIT Xinyi wherein Beijing REIT owns 70% equity interest. Another minority shareholder invested RMB 300,000 (equivalent to $48,150) as well as a land use right of 206,667 square meters to exchange for 30% ownership interest in REIT Xinyi.

F-54

RETO ECO-SOLUTIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280, including construction material, equipment, construction project and consulting services.

Construction material segment manufactures and sells eco-friendly construction material. Equipment segment manufactures and sells equipment used to manufacture construction material. Construction service segment generates revenue from contracting municipal construction projects. Technological consulting service segment generates revenue from providing environmental-protection related consulting services to customers.

The following table presents summary information by segment for the six months ended June 30, 2016 and 2015, respectively.

	For the six months ended June 30, 2016
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenue from external customers	$5,362,407	$7,769,802	$72,424	$292,667	$13,497,300
Cost of goods sold	2,817,221	4,090,197	34,233	182,070	7,123,721
Gross profit	2,545,186	3,679,605	38,191	110,597	6,373,579
Interest expense	268,968	444,846	—	14,166	727,980
Depreciation and amortization	95,568	583,571	221	16,402	695,762
Segment profit (loss)	876,534	1,873,969	(72,525)	(84,225)	2,593,753
Segment assets	$8,111,433	$43,421,094	$1,009,773	$395,497	$52,937,797

	For the six months ended June 30, 2015
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenue from external customers	$3,815,252	$3,351,703	$738,571	$325,032	$8,230,558
Cost of goods sold	2,085,247	2,095,389	492,110	152,575	4,825,321
Gross profit	1,730,005	1,256,314	246,461	172,457	3,405,237
Interest expense	197,993	609,297	—	—	807,290
Depreciation and amortization	95,522	484,992	—	—	580,514
Segment profit (loss)	218,315	(78,365)	166,933	47,719	354,602
Segment assets	$8,151,129	$41,475,727	$438,872	$397,399	$50,463,127

NOTE 17 – SUBSEQUENT EVENTS

On August 2, 2016, as a part of the reorganization plan, the Company issued a total of 17,830,000 shares of its common stock to Beijing REIT’s shareholders at $0.25 per share for additional capital injection of $4,457,500.

F-55

RETO ECO-SOLUTIONS, INC.

3,200,000

Common Shares

$___________ per share

  Prospectus

VIEWTRADE SECURITIES, INC.

Until ______, 2016 (25 days after commencement of our initial public offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.            Indemnification of Directors and Officers

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our Memorandum and Articles of Association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.            Recent Sales of Unregistered Securities

In the past three years, we issued 19,540,000 shares in the aggregate to 37 shareholders upon the reorganization of our Company, in transactions that were not required to be registered under the Securities Act of 1933. All issuances were of common shares to these shareholders and were deemed to be exempt under the Securities Act by virtue of Section 4(a)(2) thereof as transactions not involving any public offering and Regulation S, Rules 901 and 903. In addition, the issuance of 19,540,000 shares were deemed not to fall within Section 5 under the Securities Act and to be further exempt under Rule 901 and 903 of Regulation S by virtue of being issuances of securities by non-U.S. companies to non-U.S. citizens or residents, conducted outside the United States and not using any element of interstate commerce.

	Date of Issue	No. of Common Shares	Consideration	Securities Registration Exemption
One individual lender (conversion pursuant to August 31, 2016 Convertible Debt Investment Agreement)	December, 2016	800,000	$3,200,000	Securities Act Section 4(a)(2) and Regulation S, Rules 901 and 903.

One shareholder	December, 2016	900,000	$3,600,000	Securities Act Section 4(a)(2) and Regulation S, Rules 901 and 903.

ReTo Shareholders	August 2, 2016	17,830,000	$4,457,500	Securities Act Section 4(a)(2) and Regulation S, Rules 901 and 903.

	Date of Issue	No. of Common Shares	Consideration	Securities Registration Exemption

Incorporator of ReTo	August 7, 2015	10,000	$10	Securities Act Section 4(a)(2) and Regulation S, Rules 901 and 903.

Item 8.            Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed herewith this prospectus:

Exhibit

1.1	Form of Placement Agreement (*)

2.1	Translation of January 31, 2016 Equity Transfer Agreement by and between Hengfang Li and REIT Holdings (China) Limited

2.2	Translation of January 31, 2016 Equity Transfer Agreement by and between Degang Hou and REIT Holdings (China) Limited

2.3	Translation of January 31, 2016 Equity Transfer Agreement by and between Guangfeng Dai and REIT Holdings (China) Limited

2.4	Translation of January 31, 2016 Equity Transfer Agreement by and between Zhizhong Hu and REIT Holdings (China) Limited

2.5	Translation of February 2, 2015 Equity Transfer Agreement by and between Hainan Wenchang Minghsheng Investment Co., Ltd. and the shareholders of Beijing REIT Technology Development Co., Ltd

2.6	Translation of April 20, 2015 Capital Investment Agreement by and between Beijing REIT Technology Development Co., Ltd. and Venture Business International Limited

2.7	Translation of January 10, 2016 Equity Transfer Agreement by and between Beijing REIT Technology Development Co., Ltd. and Zhongrong Environmental Energy Investment (Beijing) Co., Ltd

3.1	Memorandum and Articles of Association

4.1	Specimen Common Share Certificate (*)

5.1	Opinion of Haneberg Hurlbert PLC (*)

5.2	Opinion of GFE Law Office (*)

8.1	Opinion of Haneberg Hurlbert PLC with respect to tax matters (*)

8.2	Opinion of GFE Law Office as to tax matters (*)

9.1	Form of Shareholder’s Voting Proxy Agreement

10.1	Translation of Employment Agreement with Hengfang Li

10.2	Translation of Employment Agreement with Guangfeng Dai

10.3	Translation of Employment Agreement with Yuxia Jia

10.4	Translation of Employment Agreement with Zhizhong Hu

10.5	Translation of June 16, 2016 loan agreement between Beijing REIT Technology Development Co., Ltd. and China Merchants Bank Co., Ltd

10.6	Translation of July 25, 2016 loan agreement between Beijing REIT Technology Development Co., Ltd. and Beijing Bank

Exhibit

10.7

Translation of September 2013 loan agreement between REIT MingSheng Environment Protection Construction Materials (REIT Changjiang) Co., Ltd. and Industrial and Commercial Bank of China Corp. ChangJiang Branch

10.8	Translation of September 2013 mortgage agreement between REIT MingSheng Environment Protection Construction Materials (REIT Changjiang) Co., Ltd. and Industrial and Commercial Bank of China Corp. Changjiang Branch

10.9	Form of Escrow agreement between ReTo, View Trade Securities, Inc. and Signature Bank. (*)

10.10	Indemnification Escrow Agreement (*)

10.11	Translation of Convertible Debt Investment Agreement by and between Liu Kejia, Tech Sources International Enterprises Limited, Li Hengfang, ReTo Eco-Solutions, Inc. and REIT Mingsheng Environment Protection Construction Materials (REIT Changjing) Co. Ltd.

21.1	List of Subsidiaries of the Registrant (*)

23.1	Consent of Friedman LLP (*)

23.2	Consent of Haneberg Hurlbert PLC. (included in Exhibit 5.1) (*)

23.3	Consent of Haneberg Hurlbert PLC (included in Exhibit 8.1) (*)

23.4	Consent of GFE Law Office (included in Exhibit 5.2) (*)

23.5	Consent of GFE Law Office (included in Exhibit 8.2) (*)

24.1	Power of Attorney (included on signature page to the registration statement)

99.1	Code of Business Conduct and Ethics (*)

(*) To be filed by amendment.

(b)	Financial Statement Schedules

None.

Item 9.         Undertakings

The undersigned registrant hereby undertakes:

(a)       To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A)	Paragraphs (a)((i) and (a)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

(B)	Paragraphs (a)(i), (a)(ii) and (a)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(C)	Provided further, however, that paragraphs (a)(i) and (a)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(b)       That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)       To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)       If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(d) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(e)       That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f)        To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(g)       That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(h)       That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(i)       That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beijing, People’s Republic of China, on      , 2016.

RETO ECO-SOLUTIONS, INC.

By:
Name:	Hengfang Li
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	, 2016

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Hengfang Li as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Chief Executive Officer and Director
Hengfang Li	(Principal Executive Officer)	, 2016

Chief Financial Officer
Yuxia Jia	(Principal Accounting and Financial Officer)	, 2016

Guangfeng Dai	Chief Operating Officer and Director	, 2016

Zhizhong Hu	Chief Technology Officer and Director	, 2016

Xingchun Wang	Director	, 2016

Zhi Li	Director	, 2016

Sophia Liu	Director	, 2016

Austin Huang	Director	, 2016

Jing Fan	Authorized Representative in the U.S.	, 2016